Form 10KSB/A, Exhibit 13
period 1995-12-31
SBM INDUSTRIES INC
filed 1996-04-03
CIK 771504

                                                                      EXHIBIT 13

SBM Industries Logo

                                                     1.9.9.5
                                                     ANNUAL
                                                     REPORT

                                                            SBM Industries, Inc.


- --------------------------------------------------------------------------------

To Our Shareholders..................................      1

Selected Financial Information.......................      2

Consolidated Statements of Income....................      3

Consolidated Balance Sheet...........................      4

Consolidated Statements of Shareholders' Investment..      5

Consolidated Statements of Cash Flows................      6

Notes to Consolidated Financial Statements...........   7-10

Report of Independent Auditors.......................     11

Management's Discussion and Analysis.................  12-13

Shareholder Information..............................     14

Officers and Directors...............................     15

                                                            SBM Industries, Inc.

To Our Shareholders
- --------------------------------------------------------------------------------

SBM Industries' sales increased to $16,531,000 in 1995 from $13,930,000 in 1994. However, the Company had a loss of $707,000 or 35c per share in 1995 compared to a profit from continuing operations of $514,000 or 25c per share in 1994. Also, the Company had a non-recurring gain from the sale of its last remaining radio station of $605,000 or 30c per share in 1994. Please see the accompanying financial statements for details.

At SBM's Star Struck subsidiary, sales of watch batteries, jewelry findings and watch straps suffered from the mediocre year experienced by the retail jewelry industry while profitability suffered from less than expected sales. The Company's financial performance was also adversely effected by problems in integrating recent acquisitions and managing the marketing efforts necessary to build further increases in sales. Increased selling, general and administrative expenses were incurred as the Company endeavored to create a more effective organization. Having backed and filled, we have come a long way. Now the main focus will be to build on the organization, especially in marketing and customer service.

On the positive side, our watch strap manufacturing company, R.C. Manufacturing, has been doing quite well. In 1995 it gained important new business. Its revenues increased 50% last year and it is now operating profitably.

Despite increased sales at Carlton Press, our subsidy publishing business, that company's financial performance was very disappointing in 1995. Management failed to keep cost of goods sold and operating expenses in line. A top management change was made at Carlton in the first quarter of this year. Though it is too early to judge, we believe operations have stabilized. We are guardedly optimistic.

In last year's President letter, I wrote; "The major focus in 1995 will be to integrate our acquisitions, and expand middle management to properly manage anticipated growth with an acceptable level of profits." It was easier said than done. We do expect the organizational changes will be effective. Therefore, we should achieve better financial results in 1996


Very truly yours,

/s/ Peter Nisselson

Peter Nisselson
President
March 29, 1996

- --------------------------------------------------------------------------------
                                      one

                                                            SBM Industries, Inc.

Selected Financial Information
- --------------------------------------------------------------------------------


December 31,                              1995          1994          1993          1992           1991
                                  ------------  ------------  ------------  ------------   ------------
Net sales                         $ 16,531,000  $ 13,930,000  $  7,946,000  $  5,641,000   $  5,126,000
Income (loss) from continuing
  operations before income taxes
  and extraordinary item          $   (701,000) $    579,000  $     76,000  $  ( 132,000)  $     34,000
  Income (loss) from continuing
  operations after taxes          $   (707,000) $    514,000  $     88,000  $   (147,000)  $   (555,000)
 Net income (loss)                $   (707,000) $  1,119,000  $     40,000  $   (294,000)  $   (555,000)
  per share                       $       (.35) $        .55  $        .02  $       (.14)  $       (.27)
Shareholders' investment          $  6,001,000  $  6,708,000  $  5,706,000  $  5,666,000   $  5,960,000
  per share                       $       2.96  $       3.31  $       2.81  $       2.79   $       2.94
                                  ------------  ------------  ------------  ------------   ------------
Total assets                      $ 11,537,000  $ 11,715,000  $  8,878,000  $  7,045,000   $  7,388,000
                                  ------------  ------------  ------------  ------------   ------------
Long-term debt                    $  1,333,000  $  1,233,000  $  1,301,000  $    801,000   $    917,000
                                  ------------  ------------  ------------  ------------   ------------
Cash dividends per share          $        .00  $        .00  $        .00  $        .00   $        .00
                                  ------------  ------------  ------------  ------------   ------------

- --------------------------------------------------------------------------------
                                      two

                                                            SBM Industries, Inc.

Consolidated Statements of Income
- --------------------------------------------------------------------------------


For the years ended December 31,                                                      1995           1994
                                                                              ------------   ------------
NET SALES                                                                     $ 16,531,000   $ 13,930,000
        Cost of sales                                                            9,441,000      7,336,000
                                                                              ------------   ------------
                Gross Profit on Sales                                            7,090,000      6,594,000
                                                                              ------------   ------------
OPERATING EXPENSES
        Selling, General and Administrative                                      7,230,000      5,735,000
        Depreciation and Amortization                                              507,000        350,000
                                                                              ------------   ------------
Total Operating Expenses                                                         7,737,000      6,085,000
                                                                              ------------   ------------
        Operating Income (Loss)                                                   (647,000)       509,000
                                                                              ------------   ------------
OTHER INCOME (EXPENSES)
        Interest Expense, Net                                                     (145,000)       (35,000)
        Gain on Sale of Marketable Securities, Net                                  44,000         50,000
        Minority Interest in Subsidiary                                             47,000         55,000
                                                                              ------------   ------------
                                                                                   (54,000)        70,000
                                                                              ------------   ------------
                Income (Loss) from Continuing Operations Before Income Taxes      (701,000)       579,000
        Provision for Income Taxes (Note 7)                                          6,000        (65,000)
                                                                              ------------   ------------
                Income (Loss) from Continuing Operations                          (707,000)       514,000
                                                                              ------------   ------------
        Discontinued Operations:
                                                                              ------------   ------------
                Income from Discontinued Operations                                     --          8,000
                                                                              ------------   ------------
                Gain on Disposal of Discontinued Operations                             --        597,000
                                                                              ------------   ------------
        Gain from Discontinued Operations                                               --        605,000
                                                                              ------------   ------------
                Net Income (Loss)                                             $   (707,000)   $ 1,119,000
                                                                              ------------   ------------
PER SHARE (Note 1)
        Income (Loss) from Continuing Operations                              $       (.35)   $       .25
                                                                              ------------   ------------
        Discontinued Operations                                                         --            .30
                                                                              ------------   ------------
                Net Income (Loss)                                             $       (.35)   $       .55
                                                                              ------------   ------------
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING                                    2,028,000      2,028,000
                                                                              ------------   ------------

The accompanying notes to consolidated financial statements are an integral part of these statements.

- --------------------------------------------------------------------------------
                                     three

                                                            SBM Industries, Inc.

Consolidated Balance Sheet
- --------------------------------------------------------------------------------


December 31,                                                                                           1995
                                                                                               ------------
ASSETS
Current Assets:
        Cash and Cash Equivalents                                                              $    221,000
        Accounts Receivable, Less Allowance for Doubtful Accounts of $205,000                     1,833,000
        Inventories (Note 1)                                                                      3,827,000
        Prepaid Expenses and Other Current Assets                                                   224,000
                                                                                               ------------
Total Current Assets                                                                              6,105,000
                                                                                               ------------
Property, plant and equipment, at cost (Note 1):
        Land, Building and Improvements                                                           1,231,000
        Machinery and Equipment                                                                   1,106,000
                                                                                               ------------
                                                                                                  2,337,000
        Less - Accumulated Depreciation                                                             547,000
                                                                                               ------------
                                                                                                  1,790,000
                                                                                               ============
Intangible Assets and Goodwill, Net (Note 1)                                                      3,392,000
                                                                                               ============
Other Assets:
        Note Receivable (Note 11)                                                                   250,000
                                                                                               ============
Total Assets                                                                                   $ 11,537,000
                                                                                               ============
                                                                                               ------------
LIABILITIES & SHAREHOLDERS'  INVESTMENT
Current Liabilities:
        Borrowings Under Line of Credit (Note 5)                                               $    750,000
        Accounts Payable and Accrued Expenses (Note 2)                                            2,163,000
        Deferred Income                                                                             834,000
        Current Portion of Notes Payable (Note 6)                                                   276,000
                                                                                               ------------
Total Current Liabilities                                                                         4,023,000
                                                                                               ------------
Other Liabilities:
        Notes Payable (Note 6)                                                                    1,333,000
                                                                                               ============
                Total Liabilities                                                                 5,356,000
                                                                                               ============
Commitments and Contingencies (Note 13 and 14)
                                                                                               ============
Minority Interest                                                                                   180,000
                                                                                               ============
Shareholders' Investment:
        Preferred Shares, $1 Par Value - 500,000 Shares Authorized; Issued and Outstanding -
        0 shares in 1995                                                                                --
        Common Shares, $1 Par Value - 5,000,000 Shares Authorized; Issued and Outstanding -
        2,027,616 shares in 1995                                                                 2,028,000
        Paid in Surplus                                                                          4,349,000
        Accumulated Deficit                                                                       (376,000)
                                                                                               ============
                Total Shareholders' Investment                                                   6,001,000
                                                                                               ============
                Total Liabilities and Shareholders' Investment                                $ 11,537,000
                                                                                               ============

The accompanying notes to consolidated financial statements are an integral part of this balance sheet.

- --------------------------------------------------------------------------------
                                     four

                                                            SBM Industries, Inc.

Consolidated Statements of Shareholders' Investment
- --------------------------------------------------------------------------------


For the years ended December 31,                1995          1994
                                         -----------   -----------
COMMON  SHARES
        Balance at beginning of year     $ 2,028,000   $ 2,028,000
       Changes during year                         0             0
                                         ===========   ===========
Balance at End of Year                   $ 2,028,000   $ 2,028,000
                                         ===========   ===========
PREFERRED SHARES
       Balance at beginning of year      $         0   $     1,000
       Redemption of preferred stock               0        (1,000)
                                         ===========   ===========
Balance at End of Year                   $         0   $         0
                                         ===========   ===========
PAID IN SURPLUS
       Balance at beginning of year      $ 4,349,000   $ 4,465,000
       Redemption of preferred stock               0      (116,000)
                                         ===========   ===========
Balance at End of Year                   $ 4,349,000   $ 4,349,000
                                         ===========   ===========
RETAINED EARNINGS (ACCUMULATED DEFICIT)
       Balance at beginning of year      $   331,000   $  (788,000)
       Net Income (Loss)                    (707,000)    1,119,000
                                         ===========   ===========
Balance at End of Year                   $  (376,000)  $   331,000
                                         ===========   ===========

The accompanying notes to consolidated financial statements are an integral part of these statements.

- --------------------------------------------------------------------------------
                                       five

                                                            SBM Industries, Inc.

Consolidated Statements of Cash Flows
- --------------------------------------------------------------------------------


For the years ended December 31,                                 1995           1994
                                                           ----------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES
        Net Income (Loss)                                  $ (707,000)  $  1,119,000
                                                           ----------   ------------
        Adjustments to reconcile net income (loss)
        to cash used in operating activities:
        Depreciation and amortization                         507,000        350,000
        Provision for losses on receivables                    85,000         35,000
        Gain related to marketable securities                 (44,000)       (50,000)
        Income from discontinued operations                        --         (8,000)
        Gain on disposal of discontinued operations                --       (597,000)
        Minority Interest                                     (47,000)       (55,000)
        Changes in operating assets and liabilities:
                Accounts receivable                           250,000     (1,206,000)
                Inventories                                  (901,000)    (1,274,000)
                Prepaid expenses and other current assets     (98,000)       (68,000)
                Accounts payable and accrued expenses          77,000        535,000
                Deferred Income                               105,000        (25,000)
                Other                                           1,000         (1,000)
                                                           ----------   ------------
Total Adjustments                                             (65,000)    (2,364,000)
                                                           ----------   ------------
Net Cash Used In Operating Activities                        (772,000)    (1,245,000)
                                                           ==========   ============
CASH FLOWS FROM INVESTING ACTIVITIES
        Net Assets Acquired                                        --      1,163,000
        Payments made for Acquisitions                             --     (2,314,000)
        Purchase of Fixed Assets                             (242,000)      (679,000)
        Net Proceeds from Sale of Marketable Securities       569,000             --
        Minority Interest in Subsidiary                            --         55,000
        Net Proceeds from Sale of Subsidiary Assets                --      1,754,000
                                                           ==========   ============
Net Cash Provided By (Used In) Investing Activities           327,000        (21,000)
                                                           ==========   ============
CASH FLOWS FROM FINANCING ACTIVITIES
        Proceeds from Notes Payable                           839,000        701,000
        Proceeds from Revolving Line of Credit                425,000             --
        Payment of Deferred Financing Fees                    (15,000)            --
        Redemption of Preferred Stock                              --       (117,000)
        Payment on Notes Payable                             (870,000)      (724,000)
                                                           ==========   ============
Net Cash Provided By (Used In) Financing Activities           379,000       (140,000)
                                                           ==========   ============
Net Decrease in Cash & Cash Equivalents                       (66,000)    (1,406,000)
                                                           ==========   ============
Cash & Cash Equivalents at Beginning of Year                  287,000      1,693,000
                                                           ==========   ============
Cash & Cash Equivalents at End of Year                     $  221,000   $    287,000
                                                           ==========   ============

The accompanying notes to consolidated financial statements are an integral part of these statements.

- --------------------------------------------------------------------------------
                                      six

                                                            SBM Industries, Inc.

Notes to Consolidated Financial Statements
- --------------------------------------------------------------------------------

1. Summary of Major Accounting Policies:

Principles of Consolidation

These financial statements include the accounts of SBM Industries, Inc. (the "Company") and its subsidiaries, Star Struck, Inc. ("SSI"), Carlton Press Corp. ("CPC"), and RCM, Inc. ("RCM"). SSI is 100% owned by the Company, while CPC and RCM are 80% owned subsidiaries. All intercompany transactions have been eliminated.

Utilization of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Inventories

Inventories, with the exception of gold, are stated at the lower of cost (first-in, first-out) or market. Gold inventory is valued at market. Inventories consist principally of finished goods.

Property, Plant and Equipment

The company provides for depreciation generally using the straight-line method for financial reporting and an accelerated method for income tax purposes. Estimated useful lives are as follows:

       Assets                               Life
       ------                               ----
       Office Equipment                5-7 Years
       Machinery and Equipment        7-10 Years
       Building and Improvements   31.5-39 Years

Repair and maintenance costs are expensed as incurred. Renewals and betterments are capitalized. Upon retirement or other disposition of property, the cost and related depreciation or amortization are removed from the accounts. Gains and losses on such retirements are included in income.

Net Income/(Loss) Per Share

Net income/(loss) per share is computed based on the weighted average number of shares outstanding during each year.

Revenue Recognition

SSI and RCM recognize revenue upon shipment of merchandise to customers. CPC records revenue upon the completion of certain production benchmarks as defined in each manuscript contract.

Recent Accounting Pronouncements

The Financial Accounting Standards Board ("FASB") has issued SFAS No. 121, "Accounting for the Impairment of Long Lived Assets," which is effective for fiscal years beginning after December 15, 1995. This statement requires that long-lived assets and certain identifiable intangibles to be held and used by an entity be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company does not expect the adoption of this standard to have a material effect on its financial position or results of operations.

Additionally, the FASB has issued SFAS No. 123, "Accounting for Stock Based Compensation." This statement establishes financial accounting and reporting standards for stock-based employee compensation plans. The accounting requirements of SFAS No. 123 are effective for transactions entered into in fiscal years that begin after December 15, 1994, though they may be adopted upon issuance. The disclosure requirements of SFAS No. 123 are effective for financial statements for fiscal years beginning after December 15, 1995. The Company does not expect the adoption of this standard to have a material effect on its financial position or results of operations.

Amortization of Intangibles

Goodwill is being amortized on a straight-line basis over fifteen, twenty, or forty years. Subsequent to its acquisitions, the Company continually evaluates whether later events and circumstances have occurred that indicate the remaining estimated useful life of goodwill may warrant revision or that the remaining balance of goodwill may not be recoverable. When factors indicate that goodwill should be evaluated for possible impairment, the Company uses an estimate of the related business segments undiscounted net income over the remaining life of the goodwill in measuring whether the goodwill is recoverable.

Major components of intangibles are as follows:

                                  Amortization
Amounts in thousands            Period (Years)     1995
                                --------------  -------
Non-compete agreements                    7-10  $ 1,427
Other intangibles and goodwill           15-40    2,561
                                --------------  -------
                                                  3,988
Accumulated amortization                            596
                                --------------  =======
                                                $ 3,392
                                                =======

2. Accounts Payable and Accrued Expenses

A breakdown of significant accounts payable and accrued expenses at December 31, 1995, is as follows:

Amounts in thousands     1995
                      -------
Accounts payable      $ 1,797
Accrued expenses          366
                      =======
                      $ 2,163
                      =======

- --------------------------------------------------------------------------------
                                     seven

                                                            SBM Industries, Inc.

- --------------------------------------------------------------------------------

3. Marketable Securities

Beginning in 1994, the Company adopted Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities." This Statement requires the classification of debt and equity securities based on whether the securities will be held to maturity, are considered trading securities or are available-for-sale. Classification within these categories requires the securities to be reported at their fair market value with unrealized gains and losses included either in current earnings or reported as a separate component of shareholders' investment, depending on the ultimate classification. The adoption of this Statement, which resulted in all marketable securities being classified as trading securities, did not have a material effect on the Company's financial position or results of operations.

At December 31, 1995, the Company had sold all marketable securities. The gain on the sale of such securities has been reflected in the statement of income for the year ended December 31, 1995.

4. Stock Options

The 1992 Incentive Stock Option Plan of SBM Industries, Inc. is a qualified plan which reserved 100,000 shares of the Company's unissued common stock for issuance to officers and salaried employees at option prices not less than 100% of the fair market value on the date of grant. Options are exercisable after the date of grant and expire five years from the date of grant.

Shares authorized, granted and available under the Stock Option Plan are as follows:

                   Authorized  Granted   Option Price  Available
                   ----------  -------   ------------  ---------
Balance at
December 31, 1992   100,000     2,500       $4.00
Canceled in 1993                 (500)
Granted in 1993                 5,500       $3.31
Granted in 1994                 3,300       $7.50
Granted in 1995                25,000       $6.00
Canceled in 1995               (1,400)                   65,600


4351 of the shares granted are exercisable at December 31, 1995 at option prices ranging from $3.31 to $ 7.50 per share.

After one year waiting period twenty-five percent of the options granted may be exercised in each of the next four years.

5. Borrowings Under Line of Credit

The Company has a $1,000,000 line of credit with a bank which extends through May 31, 1996. Borrowings under the line bear interest at the prime rate plus one percent (9.5% at December 31, 1995). The agreement contains certain financial covenants, the most restrictive of which requires the Company to increase tangible net worth from that of the prior year. As of December 31, 1995, the Company had $750,000 outstanding under the line of credit.

6. Notes Payable

The Company's outstanding long-term debt as of December 31, 1995, is summarized as follows:

                                                          1995
                                                   -----------
Variable rate mortgage payable, due in monthly
installments to 2003; the current annual rate is
9.5%                                               $   783,000

Variable rate promissory note payable, due in
monthly installments to 1996; the current rate is
9.75%                                                   30,000

Promissory note payable, due in monthly
installments from 1999 through 2000, net of
$32,000 discount. Interest imputed at 6%.              118,000

Promissory note payable, due in monthly
installments from 1996 through 1999, net of
$80,000 discount. Interest imputed at 6%.              505,000

7% promissory note payable, due in monthly
installments to 1997                                    41,000

9.75% promissory note payable, due in monthly
installments to 1998                                    17,000

7.75% promissory note payable, due in 1996              80,000

Other installment obligations                           35,000
                                                   -----------
                                                     1,609,000
                                                   -----------
Less Current Portion                                   276,000
                                                   ===========
                                                   $ 1,333,000
                                                   ===========


Scheduled maturities of all long-term debt instruments are as follows:

1996        $   276,000
1997            230,000
1998            218,000
1999            208,000
2000             94,000
Thereafter      583,000
            -----------
            $ 1,609,000
            -----------

Total interest expense was $223,000 and $137,000 in 1995 and 1994, respectively.

Land, building and improvements include a building with a cost of $674,000, which has a $783,000 mortgage balance at December 31, 1995.

- --------------------------------------------------------------------------------
                                     Eight

                                                            SBM Industries, Inc.

- --------------------------------------------------------------------------------

7. Income Taxes

Deferred income taxes result from timing differences in recording of certain expenses for financial reporting and tax purposes. The source of these differences and the tax effects are as follows:

Amounts in thousands                     1995     1994
                                       ------   ------
Net operating loss carryforward        $  465   $  270

Excess of financial depreciation over
tax depreciation                           32       11

Bad debt reserves                          70       41

Alternative minimum tax                    13       13

Unrealized depreciation of marketable
securities                                 --       40
                                       ------   ------
                                       $  580   $  375
Valuation Allowance                      (580)    (375)
                                       ------   ------
                                       $    0   $    0
                                       ======   ======

Reconciliations between actual tax expense and the amount computed by applying the statutory U.S. Federal Income tax rate to income (loss) from continuing operations are as follows:

                                           1995                1994
                                     ----------------    ----------------
                                        % of     % of       % of     % of
                                     Pre-Tax  Pre-Tax    Pre-Tax  Pre-Tax
Amounts in thousands                  Amount   Income     Amount   Income
                                     -------  -------    -------  -------
Tax at statutory

 Federal Income tax rate              $ (238)   (34.0%)   $  197    (34.0%)

Current year addition
 to Net Operating Loss                   238     34.0         --       --

Net Operating Loss Applied to Income      --       --       (197)   (34.0)

Alternative minimum tax                   --       --         13      2.0

State and local taxes, and other           6      1.0         52      9.0
                                      ------    -----     ------    -----
                                      $    6        1%    $   65       11%
                                      ------    -----     ------    -----

At December 31, 1995, for tax reporting purposes, the Company had approximately $1,370,000 of operating loss carryforwards. The tax operating loss carryforwards will begin expiring in 2005.

In 1994, approximately $600,000 of the net operating loss carryforward was utilized to offset taxable income which resulted from the disposal of WWMY-FM. (See Note 8)

8. Acquisitions & Disposals

On August 29, 1994, SBM Industries, Inc., through its Star Struck, Inc. ("SSI") subsidiary, purchased the business of Freedman & Sons, Corp., ("Freedman") a distributor of watch straps. The purchase price was $610,000, which represented the approximate book value of the assets acquired (inventory, accounts receivable, and fixed assets). A cash payment of $350,000 was made at closing and the balance is represented by a $260,000 note payable.

In October 1994, RCM, Inc., an 80% owned subsidiary of SBM (through its wholly owned subsidiary SSI) acquired certain assets of R.C. Manufacturing, Inc., a watch strap manufacturer. The purchase price was $280,000 in cash and notes, which represented the approximate book value of the assets acquired. Previous owners continue as management and have employment and profit participation agreements.

In October 1994, SBM Industries, Inc., through SSI, purchased certain assets of Timecraft, Inc.'s watch battery distribution product line. The purchase price for the approximate book value of the assets was $525,000. In addition, the Company entered into a five year sales commission agreement based on sales to a specific customer.

In January 1994, the Company sold the assets of WWMY-FM Broadcasting, Inc. to Voyager Communications, Inc., pursuant to their July 1991 agreement, for approximately $1,800,000 in cash. The gain on the disposal of $597,000 and the income from operations of $8,000 have been recognized as discontinued operations in the 1994 consolidated statement of income.

9. Condensed Pro Forma   Information For Acquisitions (Unaudited)

The following pro forma combined condensed statement of income for the years ended December 31, 1994 and 1993 gives effect to the acquisition of Freedman:

                Pro Forma Presentation of Freedman Acquisition
                For the Years Ended December 31, 1994 and 1993
                        (In thousands except per share)
                                  (Unaudited)

                                   1994    1993
                                -------  ------
        Net Sales               $14,742  $9,364
        Income from Continuing
                Operations      $   596  $  126
        Net Income              $ 1,201  $   78
        Earnings Per Share      $   .59  $  .04

The pro forma statement assumes that the acquisition of Freedman occurred on January 1, 1993. All appropriate adjustments have been made to reflect the acquisition, including amortization of goodwill and non-compete covenant, interest income and expense adjustments and elimination of expenses that related to prior ownership.

- --------------------------------------------------------------------------------
                                     nine

                                                            SBM Industries, Inc.

- --------------------------------------------------------------------------------

10. Business Segments

The Company's operations by business segment for the year ended December 31, 1995 were as follows:

                     Battery & Watch Strap    Subsidy     Watch Strap
                         Distribution        Publishing  Manufacturing     Total
                     ---------------------  -----------  -------------  ------------
Net Sales                     $ 13,094,000  $ 2,505,000     $  932,000  $ 16,531,000
Operating Income              $     20,000  $  (327,000)    $ (340,000) $   (647,000)
(Loss)
Identifiable Assets           $  9,353,000* $ 2,018,000     $  166,000  $ 11,537,000
Depreciation
& Amortization                $    283,000  $   198,000     $   26,000  $    507,000
Capital Expenditures          $    134,000  $    48,000     $   60,000  $    242,000

*Includes corporate assets amounting to $381,000, which largely consists of cash and a note receivable.

The majority of the customers in the battery and watch strap distribution line of business are small retail jewelers nationwide. Revenue generated in the subsidy publishing segment can be attributable to authors located throughout the United States. The watch strap manufacturing sales are made to watch strap distributors in the United States and Hong Kong.

11. Related Party Transactions

Note Receivable of $250,000 represents an amount due from CPC'S minority shareholder for his interest in the subsidiary related to his portion of the purchase price of CPC which was paid by the Company. The amount is payable in eight annual installments beginning December 31, 1996 through December 31, 2003. Interest is payable annually at 6% commencing December 31, 1994.

During 1994, the Company redeemed the preferred stock held by an officer of the Company at the liquidation preference of $100 per share.

12. Major Customers

During 1995 and 1994, 14% and 11%, respectively, of the Company's total sales were made to a single customer in the battery and watch strap distribution line of business. Additionally, in 1995, 11% of the Company's total sales were made to another customer in the same line of business.

13. Commitments

The Company leases certain property and equipment under operating leases expiring on various dates through 2000. Total rent expense amounted to $188,268 and $137,696 in 1995 and 1994, respectively. Aggregate future minimum rent payments under the terms of non-cancelable leases as of December 31 are as follows:

       1996    $157,000
       1997      74,000
       1998      68,000
       1999       9,000
       2000       3,000

During 1994, the Company entered into consulting agreements which include annual payments of $160,000. In addition, the Company entered into a sales commission agreement on sales to a certain customer. These agreements expire in three to five years.

14. Contingencies

Securities litigation is pending in the United States District Court for the Southern District of New York against the Company and some of its directors. This is a consolidated action in which plaintiffs, allegedly suing on behalf of all shareholders similarly situated, allege securities fraud as to the Company's originally published reports of earnings for the first three quarters of 1994. The alleged classes of plaintiffs consist of persons who purchased the Company's stock between specified dates in May 1994 and February 1995. As the matter is in the early stages, and no discovery has been made, it is too soon to assess the outcome. The Company intends to defend itself vigorously.

- --------------------------------------------------------------------------------
                                      Ten

                                                            SBM Industries, Inc.

Report of Independent Auditors
- --------------------------------------------------------------------------------

To the Shareholders of SBM Industries, Inc.:

We have audited the accompanying consolidated balance sheet of SBM Industries, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1995, and the related consolidated statements of income, shareholders' investment and cash flows for each of the two years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SBM Industries, Inc., and subsidiaries as of December 31, 1995, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 1995, in conformity with generally accepted accounting principles.


ARTHUR ANDERSEN LLP

New York, New York

March 6, 1996

- --------------------------------------------------------------------------------
                                     eleven

                                                            SBM Industries, Inc.

Management's Discussion and Analysis
of Financial Condition and Results of Operations
- --------------------------------------------------------------------------------

1995
- ----

Net Sales

Total sales for SBM Industries, Inc. ("SBM" or the Company) in 1995 increased 19% to $16,531,000 from $13,930,000 in 1994. These sales, as well as the sales and earnings from continuing operation for the five years covered by the foregoing financial statements and selected financial statements and selected financial data, are primarily attributable to SBM's Star Struck, Inc. ("SSI") subsidiary.

Sales for SSI were $13,094,000, up 13% from $11,560,000 in 1994. This increase is due to the inclusion of a full year of Freedman & Sons, corp. ("Freedman") and Timecraft Industries, Inc. ("TCI") sales, as well as consistent growth of existing product lines.

Carlton Press Corp. ("CPC"), the Company's 80% owned subsidy publishing company, had sales of $2,505,000. This is an 18% increase over 1994's sales of $2,129,000. CPC has increased in the completion of manuscript contracts and increased revenue recognition.

RCM. Inc. ("RCM"). SBM's 80% owned watch strap manufacturer, had sales of $932,000. This $691,000 increase over 1994 sales of $241,000 can be attributed to the additional revenue obtains from a major new customer and the inclusion of a full year of sales, as opposed to 1994 sales which only reflected three months of activity.

Gross Profit

Gross profit, as a percentage of sales, decreased to 43% in 1995 from 47% in 1994.

SSI's gross profit on sales of 41% was consistent with that of prior years.

CPC's increased rate of production led to an increase in the number of contracts flowing through the final stage of completion which generates the lowest profit margin. This resulted in CPC's gross profit on sales of 58%; a decrease of 16% from 1994's gross margin of 74%.

RCM's gross profit on sales decreased 20% to 23% from 43% in 1994. This decrease is attributable to start up costs incurred in the production of a sample line for RCM's new customer which were only slightly offset by volume purchase discounts for its increased level of inventory.

Selling, General and
Administrative Expenses

Selling, general and administrative expenses, as a percentage of sales, increased to 44% in 1995 as compared with 41% in 1994 for the Company. This increase is a combination of several items. Salaries have increased in each entity with the Company's commitment to growth in hiring additional personnel. Prior years' acquisitions continue to increase selling, general and administrative expenses through consulting and sales commission agreements. During 1995, approximately $343,000 in consulting fees and $159,000 in sales commissions were recorded.

Operating Income (Loss)

Operating income decreased by $1,156,000 to show a loss of $647,000 from a profit of $509,000 in 1994. Reflected in 1995's operating loss was SSI's profit of $102,000, which was offset by CPC's and RCM's operating losses of $327,000 and $341,000, respectively, and SBM's corporate loss of $81,000.

Interest Expense

Net interest expense was $145,000 in 1995, up $110,000 from $35,000 in 1994.
Approximately $43,000 in interest expense related to the additional borrowings on the Company's line of credit was recorded in 1995. Interest on a refinanced mortgage totaled approximately $37,000 in 1995.

Net Income

The Company showed a net loss of $707,000, or $(.35) per share in 1995, compared with a profit of $1,119,000, or $.55 per share in 1994. 1995's results did not have the benefit of the income and gain on the disposal of WWMY-FM Broadcasting, Inc. ("WWMY-FM") as did 1994's results. Income from continuing operations decreased $1,221,000, or $.60 per share.

1994
- ----

In January 1994, SBM sold the assets of WWMY-FM to Voyager Communications for approximately $1,800,000. The gain on the disposal, $597,000, and the income from operations of $8,000 have been recognized as discontinued operations in the 1994 consolidated statement of income. The following discussion and analysis does not reflect WWMY-FM's operating results.

Since divesting itself of its radio station business, the Company has been seeking to expand into other business areas to improve return on its shareholder investment. SBM is now a distributor of watch batteries and jewelry findings, and a manufacturer and distributor of watch straps, as well as an 80% owner of CPC.

On August 29, 1994, SBM, through its Star Struck, Inc. subsidiary, purchased the business of Freedman a distributor of watch straps. Freedman's operations will be combined with SSI's Sahara and Town & Country watch strap lines. Thetotal purchase price was $610,000,which represented the approximate book value of the assets acquired (inventory,

- --------------------------------------------------------------------------------
                                    twelve

                                                            SBM Industries, Inc.

Management's Discussion and Analysis
of Financial Condition and Results of Operations
- --------------------------------------------------------------------------------

accounts receivable, and fixed assets). A cash payment of $350,000 was made at closing and the balance is represented by a $260,000 interest bearing note payable.

In October 1994, RCM, an 80% owned subsidiary of SBM (through its wholly owned subsidiary SSI) acquired certain assets of R.C. Manufacturing, Inc., a watch strap manufacturer. The purchase price was $280,000 in cash and notes, which represented the approximate book value of the assets acquired. Previous R.C. Manufacturing, Inc. owners continue as management and have employment and profit participation agreements. Operations will remain in St. Petersburg, Florida.

In October 1994, SBM, through SSI, purchased certain assets of TCI watch battery distribution product line. The purchase price for the approximate book value of the assets was $525,000. In addition, the Company entered into a five year sales commission agreement based on sales to a specific customer. The acquired assets will be combined with SSI's watch battery operations.

Net Sales

Total sales for the Company in 1994 increased 75% to $13,930,000 from $7,946,000 in 1993. These sales, as well as the sales and earnings from continuing operations for the five years covered by the foregoing financial statements and selected financial data, are primarily attributable to SSI.

Sales for SSI were $11,560,000, up 48% from $7,823,000 in 1993. This increase is not due to higher prices, but rather the increased volume of existing products and from recent acquisitions. Freedman sales accounted for 4% of total sales for SSI, while sales to the additional customers gained through the acquisition of TCI's watch battery distribution product line accounted for 5% of SSI's sales.

CPC's sales of $2,129,000 (15% of total sales) were up from 1993 sales of $123,000. This is because 1994 reflects a full year of CPC operations, as opposed to 1993 which reflects one month.

The acquisition of RCM in October 1994 brought in additional sales of $241,000, or 2% of the Company's total sales. The acquisition of the watch strap manufacturer has enabled SSI to expedite its watch strap sourcing.

Gross Profit

Gross Profit, as a percentage of sales, increased to 47% in 1994 from 45% in 1993. The improvement in gross profit reflects SSI's ability to take advantage of purchase discounts and, with increased volume in the watch battery distribution line, obtain better pricing from its major vendors. Also reflected in the Company's gross margin is CPC's and Freedman's gross profit on sales of 74% and 67%, respectively.

Selling, General and Administrative Expenses

Selling, general and administrative expenses, as a percentage of sales, decreased to 41% in 1994 as compared with 43% in 1993 for the Company. The overall decrease in the percentage of selling, general and administrative expenses compared to sales was partially offset by additional expenditures incurred in 1994 related to the Company's entering into consulting and sales commission agreements, as well as non-compete agreements. During the last four months of 1994, approximately $53,000 in consulting fees, $85,000 in sales commissions and $30,000 in amortization of non-compete agreements were recorded. These agreements will continue for three to seven and one-half years.

Liquidity and Capital Resources
- -------------------------------

The net decreased in cash and cash equivalents of $66,000 is attributable to the $772,000 used in operating activities. Inventory levels in 1995 increased $901,000 or 31% over 1994. This increase is necessary to fulfill the needs of customers on a timely basis. Investing activities provided $327,000. The sale of the Company's marketable securities provided $569,000, while $242,000 was expended for fixed assets. During 1995, the Company repaid $870,000 of its outstanding debt. This included $549,000 associated with the existing mortgage on the building at Star Struck, which was refinanced.

The Company has a line of credit agreement with one of its banks. The Company has $1,000,000 available under the line of credit, of which $750,000 was used at December 31, 1995.

The Company believes that it has adequate funds available to conduct and continue its business and to repay the approximate $276,000 in long-term debt which will mature in 1996

Contingencies

Securities litigation is pending in the United States District Court for the Southern District of New York against the Company and some of its directors. This is a consolidated action in which plaintiffs, allegedly suing on behalf of all shareholders similarly situated, allege securities fraud as to the Company's originally published reports of earnings for the first three quarters of 1994. The alleged classes of plaintiffs consist of persons who purchased the Company's stock between specified dates in May 1994 and February 1995. As the matter is in the early stages, and no discovery has been made, it is too soon to assess the outcome. The Company intends to defend itself vigorously.

- --------------------------------------------------------------------------------
                                    Thirteen

                                                            SBM Industries, Inc.

Shareholder Information
- --------------------------------------------------------------------------------

Market and Dividend Information

The following table shows the quarterly per share sales price ranges of the Company's common stock on the American Stock Exchange for 1995 and 1994. No dividends were paid during this period. On March 22, 1996 there were 2,027,616 shares of common stock outstanding.


                       1995              1994
                -----------------  -----------------
                    High      Low      High      Low

First Quarter   $ 13.750  $ 6.125  $  5.000  $ 3.750

Second Quarter     7.250    5.500     7.375    4.000

Third Quarter      6.063    5.250     7.500    5.375

Fourth Quarter     5.250    3.875    20.750    7.125


Annual Meeting

The Annual Meeting of Shareholders of SBM Industries, Inc. will be held on May 7, 1996.

Availability of Form 10-KSB

A copy of SBM Industries, Inc's. 1995 Annual Report to the Securities and Exchange Commission Form 10-KSB will be furnished without charge to shareholders upon written request to the Corporate Secretary.


Capital Stock Listing

American Stock Exchange
Symbol: SBM


Transfer Agent and Registrar

Harris Trust and Savings Bank, Chicago


Auditors

Arthur Andersen LLP, New York

- --------------------------------------------------------------------------------
                                   fourteen

                                                            SBM Industries, Inc.


- --------------------------------------------------------------------------------


                                         Officers and Directors


                                         Lawrence J. Goldstein
                                         Vice President and Director; General
                                         Partner, Santa Monica Partners

                                         Kenneth Karlan
                                         Vice President and Director

                                         Robert J. Morris
                                         Director; President of Dunhill
                                         Personnel of Manhattan

                                         Peter Nisselson
                                         President and Director

                                         Arthur Salzfass
                                         Director; Chairman, MicroInfo

                                         Keith Sessler
                                         Vice President and Director

                                         Michael J. Sweedler
                                         Director; Partner, Darby and Darby,
                                         P.C.

- --------------------------------------------------------------------------------
                                    fifteen

                              SBM Industries Logo
                              Two Madison Avenue
                              Larchmont, NY 10538