Form 10KSB, Exhibit 13
period 1996-12-31
SBM INDUSTRIES INC
filed 1997-03-27
CIK 771504

   SBM
INDUSTRIES

                                                                         1.9.9.6
                                                                          ANNUAL
                                                                          REPORT

                                                            SBM Industries, Inc.


To Our Shareholders                                  1


Selected Financial Information                       2


Consolidated Statements of Income                    3


Consolidated Balance Sheet                           4


Consolidated Statements of Shareholders' Investment  5


Consolidated Statements of Cash Flows                6


Notes to Consolidated Financial Statements           7-10


Report of Independent Public Accountants             11


Management's Discussion and Analysis                 12-13


Shareholder Information                              14


Officers and Directors                               15

                                                            SBM Industries, Inc.


To Our Shareholders
--------------------------------------------------------------------------------

   Sales from continuing operations were $15,693,000 in 1996 versus $14,026,000 in 1995. Earnings from continuing operations were $121,000 or 6c per share in 1996 versus a loss of ($343,000) or (17c) per share in 1995. These results do not include losses of ($2,248,000) in 1996 and ($364,000) in 1995 resulting from the Company's discontinued subsidy publishing business. Please see the accompanying financial statements for details.

   The Company made several acquisitions in 1993 and 1994. Two of the acquired businesses were in the watch battery and watch strap product areas. They turned out to be worthwhile. However, the purchase of a subsidy publishing company late in 1993 turned out to be a mistake. The performance of the business deteriorated sharply last year and began to severely drain cash. Management decided to close it down before it could critically affect the entire Company.

   Today we are a more focused company with a core business which distributes watch batteries and watch straps for the replacement market to jewelry stores and other retailers servicing consumers' periodic needs. The Company also manufactures watch straps for both the original equipment and replacement markets.

   Our overall performance in these main lines was steady in 1996. Of course, the fact that management's time was spent in our major problem area did not help our traditional business. We expect our refocusing will be positively reflected in the Company's performance from hereon.

Very truly yours,

/s/ Peter Nisselson

Peter Nisselson
President
March 21, 1997


                                      one

                                                            SBM Industries, Inc.

Selected Financial Information
--------------------------------------------------------------------------------



December 31,                               1996           1995           1994         1993          1992
------------------------------------   ------------   ------------   ------------  -----------  ------------
Net sales
Income (loss) from continuing           $15,693,000    $14,026,000    $11,802,000   $7,823,000   $5,641,000
     operations before income taxes
     and extraordinary item             $   121,000    $  (337,000)   $   596,000   $  196,000   $( 132,000)
     Income (loss) from continuing
     operations after taxes             $   121,000    $  (343,000)   $   531,000   $  185,000   $ (147,000)
    Net income (loss)                   $(2,127,000)   $  (707,000)   $ 1,119,000   $   40,000   $ (294,000)
     per share                          $     (1.05)   $      (.35)   $       .55   $      .02   $     (.14)
Shareholders' investment                $ 3,871,000    $ 6,001,000    $ 6,708,000   $5,706,000   $5,666,000
     per share                          $      1.91    $      2.96    $      3.31   $     2.81   $     2.79
-------------------------------------    ----------     ----------     ----------    ---------    ---------
Total assets                            $ 8,463,000    $11,537,000    $11,715,000   $8,878,000   $7,045,000
-------------------------------------    ----------     ----------     ----------    ---------    ---------
Long-term debt                          $ 1,103,000    $ 1,333,000    $ 1,233,000   $1,301,000   $  801,000
-------------------------------------    ----------     ----------     ----------    ---------    ---------
Cash dividends per share                $       .00    $       .00    $       .00   $      .00   $      .00
-------------------------------------    ----------     ----------     ----------    ---------    ---------




                                      two

                                                            SBM Industries, Inc.

Consolidated Statements of Income
--------------------------------------------------------------------------------

For the years ended December 31,                                        1996           1995
--------------------------------------------------------------   -----------   ------------

NET SALES                                                        $15,693,000    $14,026,000
   Cost of Sales                                                   9,573,000      8,383,000
                                                                ------------   ------------
        Gross Profit on Sales                                      6,120,000      5,643,000
                                                                ------------   ------------
OPERATING EXPENSES                                                 5,486,000      5,654,000
   Selling, General and Administrative
   Depreciation and Amortization                                     327,000        309,000
                                                                ------------   ------------
Total Operating Expenses                                           5,813,000      5,963,000
                                                                ------------   ------------
        Operating Income (Loss)                                      307,000       (320,000)
                                                                ------------   ------------
OTHER INCOME (EXPENSES)
   Interest Expense, Net                                            (186,000)      (108,000)
   Gain on Sale of Marketable Securities, Net (Note 3)          -----------          44,000
   Minority Interest in Subsidiary                              -----------          47,000
                                                                ------------   ------------
                                                                    (186,000)       (17,000)
                                                                ------------   ------------
        Income (Loss) from Continuing Operations
         Before Income Taxes                                         121,000       (337,000)
   Provision for Income Taxes (Note 7)                          -----------           6,000
                                                                ------------   ------------
        Income (Loss) from Continuing Operations                     121,000       (343,000)
                                                                ------------   ------------
        Loss from Discontinued Operations                         (2,248,000)      (364,000)
                                                                ------------   ------------
                    Net Loss                                     $(2,127,000)   $  (707,000)
                                                                ------------   ------------
PER SHARE (Note 1)
        Income (Loss) from Continuing Operations                 $       .06    $      (.17)
                                                                ------------   ------------
        Loss from Discontinued Operations                              (1.11)          (.18)
                                                                ------------   ------------
                    Net Loss                                     $     (1.05)   $      (.35)
                                                                ------------   ------------
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING                      2,027,000      2,028,000
                                                                ------------   ------------

The accompanying notes to consolidated financial statements are an integral part of these statements.


                                     three

                                                            SBM Industries, Inc.

Consolidated Balance Sheet
--------------------------------------------------------------------------------


December 31,                                                                                   1996
---------------------------------------------------------------------------------------    -----------
ASSETS
Current Assets:
   Cash and Cash Equivalents                                                               $   129,000
   Accounts Receivable, Less Allowance for Doubtful Accounts of $175,000                     2,432,000
   Inventories (Note 1)                                                                      3,141,000
   Prepaid Expenses and Other Current Assets                                                   173,000
                                                                                           -----------
Total Current Assets                                                                         5,875,000
                                                                                           -----------
Property, plant and equipment, at cost (Note 1):
   Land, Building and Improvements                                                           1,235,000
   Machinery and Equipment                                                                   1,029,000
                                                                                           -----------
                                                                                             2,264,000
   Less - Accumulated Depreciation                                                             654,000
                                                                                           -----------
                                                                                             1,610,000
                                                                                           ===========
Intangible Assets and Goodwill, Net (Note 1)                                                   978,000
                                                                                           ===========
        Total Assets                                                                       $ 8,463,000
                                                                                           ===========
LIABILITIES & SHAREHOLDERS'  INVESTMENT
Current Liabilities:
   Borrowings Under Line of Credit (Note 5)                                                $ 1,125,000
   Accounts Payable and Accrued Expenses (Note 2)                                            2,050,000
   Deferred Income                                                                              18,000
   Current Portion of Notes Payable (Note 6)                                                   296,000
                                                                                           -----------
Total Current Liabilities                                                                    3,489,000
                                                                                           -----------
Other Liabilities:
   Notes Payable (Note 6)                                                                    1,103,000
                                                                                           ===========
        Total Liabilities                                                                    4,592,000
                                                                                           ===========
Commitments and Contingencies (Notes 11 and 12)
Shareholders' Investment:
   Preferred Shares, $1 Par Value - 500,000 Shares Authorized; Issued and Outstanding -
   0 shares in 1996                                                                        ----------
   Common Shares, $1 Par Value - 5,000,000 Shares Authorized; Issued and Outstanding -
   2,027,234 shares in 1996                                                                  2,027,000
   Paid in Surplus                                                                           4,347,000
   Accumulated Deficit                                                                      (2,503,000)
                                                                                           ===========
        Total Shareholders' Investment                                                       3,871,000
                                                                                           ===========
        Total Liabilities and Shareholders' Investment                                     $ 8,463,000
                                                                                           ===========

The accompanying notes to consolidated financial statements are an integral part of this balance sheet.


                                     four

                                                            SBM Industries, Inc.

Consolidated Statements of Shareholders' Investment
--------------------------------------------------------------------------------



For the years ended December 31,               1996          1995
---------------------------------------    ------------  ------------
COMMON  SHARES
   Balance at beginning of year            $ 2,028,000    $2,028,000
   Changes during year                          (1,000)            0
                                           ============   ===========
Balance at End of Year                     $ 2,027,000    $2,028,000
                                           ============   ===========
PAID IN SURPLUS
   Balance at beginning of year            $ 4,349,000    $4,349,000
   Redemption of common stock                   (2,000)            0
                                           ------------   -----------
Balance at End of Year                     $ 4,347,000    $4,349,000
                                           ============   ===========

RETAINED EARNINGS (ACCUMULATED DEFICIT)
   Balance at beginning of year            $  (376,000)   $  331,000
   Net Loss                                 (2,127,000)     (707,000)
                                           ============   ===========
Balance at End of Year                     $(2,503,000)   $ (376,000)
                                           ============   ===========

The accompanying notes to consolidated financial statements are an integral part of these statements.



                                     five

                                                            SBM Industries, Inc.

Consolidated Statements of Cash Flows
--------------------------------------------------------------------------------

For the years ended December 31,                               1996         1995
-----------------------------------------------------   ------------   ------------

CASH FLOWS FROM OPERATING ACTIVITIES
   Net Loss                                             $(2,127,000)   $(707,000)
   Adjustments to reconcile net loss
   to cash used in operating activities:
   Depreciation and amortization                            327,000      309,000
   Provision for losses on receivables                    ---------       55,000
   Gain related to marketable securities                  ---------      (44,000)
   Loss from discontinued operations                      2,649,000      364,000
   Gain on disposal of discontinued operations             (401,000)    --------
   Minority Interest                                       --------      (47,000)
   Changes in operating assets and liabilities:
       Accounts receivable                                 (658,000)     300,000
       Inventories                                          619,000     (834,000)
       Prepaid expenses and other current assets             40,000      (93,000)
       Accounts payable and accrued expenses                146,000      (75,000)
       Deferred income                                       (2,000)      20,000
       Changes in discontinued operations                (1,399,000)     (40,000)
       Other                                                 (1,000)       1,000
-----------------------------------------------------   ------------   ----------
Total Adjustments                                         1,320,000      (84,000)
-----------------------------------------------------   ------------   ----------
Net Cash Used In Operating Activities                      (807,000)    (791,000)
=====================================================   ============   ==========
CASH FLOWS FROM INVESTING ACTIVITIES
   Purchase of Fixed Assets                                (105,000)    (194,000)
   Net Proceeds from Sale of Marketable Securities         --------      569,000
=====================================================   ============   ==========
Net Cash Provided By (Used In) Investing Activities        (105,000)     375,000
=====================================================   ============   ==========
CASH FLOWS FROM FINANCING ACTIVITIES
   Proceeds from Notes Payable                              567,000      803,000
   Proceeds from Revolving Line of Credit                   375,000      425,000
   Payment of Deferred Financing Fees                      --------      (15,000)
   Redemption of Common Stock                                (3,000)    --------
   Payment on Notes Payable                                (119,000)    (863,000)
=====================================================   ============   ==========
Net Cash Provided By Financing Activities                   820,000      350,000
=====================================================   ============   ==========
Net Decrease in Cash & Cash Equivalents                     (92,000)     (66,000)
=====================================================   ============   ==========
Cash & Cash Equivalents at Beginning of Year                221,000      287,000
=====================================================   ============   ==========
Cash & Cash Equivalents at End of Year                  $   129,000    $ 221,000
=====================================================   ============   ==========

The accompanying notes to consolidated financial statements are an integral part of these statements.


                                      six

                                                            SBM Industries, Inc.

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------


1. Summary of Major Accounting Policies:

Principles of Consolidation

The consolidated financial statements include the accounts of SBM Industries, Inc. (the "Company") and its subsidiaries, Star Struck, Inc. ("SSI") and RCM, Inc. ("RCM"). The Carlton Press Corp. ("CPC") business is accounted for as a discontinued operation (See Note 8). SSI is 100% owned by the Company, while RCM is an 80% owned subsidiary. As a result of the minority shareholders' proportionate share of the deficiency of RCM, the Company will recognize the first $19,000 of RCM's net income, if any, before recording any funds due to the minority stockholders. All intercompany transactions have been eliminated.


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


Property, Plant and Equipment

The company provides for depreciation generally using the straight-line method for financial reporting and an accelerated method for income tax purposes. Estimated useful lives are as follows:

   Assets                                Life
   ------                                ----
   Office Equipment                 5-7 Years
   Machinery and Equipment            7 Years
   Building and Improvements    31.5-39 Years

Repair and maintenance costs are expensed as incurred. Renewals and betterments are capitalized. Upon retirement or other disposition of property, the cost and related depreciation or amortization are removed from the accounts. Gains and losses on such retirements are included in income.


Income Taxes

Income taxes have been provided using the liability method in accordance with Financial Accounting Standards Board ("FASB") Statement No. 109, "Accounting for Income Taxes."


Net Income/(Loss) Per Share

Net income/(loss) per share is computed based on the weighted average number of shares outstanding during each year.


Revenue Recognition

Revenue is recognized upon shipment of merchandise to customers.


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

Major components of intangibles are as follows:


                                    Amortization
Amounts in thousands               Period (Years)   1996
                                   --------------   ----
Non-compete agreements                    7-10    $  981
Other intangibles and goodwill           15-40       375
                                         -----     -----
                                                   1,356
Accumulated amortization                             378
                                                  ======
                                                  $  978
                                                  ======

Stock Options

The Company currently follows the provisions of Accounting Principles Board Opinions 25, "Accounting for Stock Issued to Employees" (APB 25), which requires compensation expense for the Company's options to be recognized only if the market price of the underlying stock exceeds the exercise price on the date of the grant. Accordingly, the Company has not recognized compensation expense for its options granted. (See Note 4)


Reclassifications

Certain 1995 balances have been reclassified to conform with the 1996 presentation.


Recent Accounting Pronouncements

Subsequent to December 31,1996, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 ("SFAS 128"), "Earnings Per Share." This statement establishes standards for computing and presenting earnings per share (EPS), replacing the presentation of currently required primary EPS with a presentation of basic EPS. For entities with complex capital structures, the statement requires the dual presentation of both basic EPS and diluted EPS on the face of the statement of operations. Under this new standard, basic EPS is computed based on weighted average shares outstanding and excludes any potential dilution. Diluted EPS reflects potential dilution from the exercise or conversion of securities into common stock or from other contracts to issue common stock and is similar to the currently required fully diluted EPS. SFAS 128 is effective for financial statements issued for years ending after December 15, 1997, including periods within that year, and earlier application is not permitted. When adopted, the Company will be required to restate its EPS data for all prior periods presented. The Company does not expect the impact of the adoption of this statement to be material to previously reported EPS amounts.


                                     seven

                                                            SBM Industries, Inc.

--------------------------------------------------------------------------------


2. Accounts Payable and Accrued Expenses

A breakdown of significant accounts payable and accrued expenses at December 31, 1996, is as follows:

Amounts in thousands    1996
--------------------    -----
Accounts payable        1,689
Accrued expenses          361
                        =====
                        2,050
                        =====


3. Marketable Securities

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

Shares authorized, granted and available under the Stock Option Plan are as follows:



                  Authorized       Granted  Option Price   Available
                  ----------       -------  ------------   ---------
Balance at
December 31, 1992    100,000         2,500     $  4.00
Canceled in 1993                      (500)
Granted in 1993                      5,500     $  3.31
Granted in 1994                      3,300     $  7.50
Granted in 1995                     25,000     $  6.00
Canceled in 1995                    (1,400)
Granted in 1996                      4,900     $  4.63
Canceled in 1996                   (25,900)                 86,600

After a one year waiting period twenty-five percent of the options granted may be exercised in each of the next four years.

4675 of the shares granted are exercisable at December 31, 1996 at option prices ranging from $3.31 to $7.50 per share.

FASB Statement No. 123, "Accounting for Stock Based Compensation," proforma disclosures are not presented because they do not have a material effect on the Company's financial position or results of operations.


5. Borrowings Under Line of Credit

The Company has $1,225,000 available in line of credit agreements with two of its banks. These agreements for $1,000,000 and $225,000, extend through May 31, 1997 and January 1998, respectively. Borrowings under the lines bear interest at the prime rate plus one percent (9.25% at December 31, 1996). The agreements contain certain financial covenants, the most restrictive of which requires SSI to increase tangible net worth from that of the prior year. At December 31, 1996, SSI did not comply with the tangible net worth covenant of the $1,000,000 line of credit agreement. Accordingly, SSI received a waiver with respect to such covenant from the lender for periods up to and including the expiration date of May. As of December 31, 1996, the Company had $1,125,000 outstanding under these lines of credit.


6. Notes Payable

The Company's outstanding long-term debt as of December 31, 1996, is summarized as follows:

                                                                   1996
                                                                   ----
Variable rate mortgage payable, due in monthly
installments to 2003; the current annual rate is
9%.                                                              $  743,000

Promissory note payable, due in monthly
installments from 1999 through 2000, net of
$25,000 discount. Interest imputed at 6%.                           125,000

Promissory note payable, due in monthly
installments from 1996 through 1999. Interest imputed at 6%.        430,000

7% promissory note payable, due in monthly
installments to 1997.                                                11,000

9.75% promissory note payable, due in monthly
installments to 1998.                                                10,000

7.75% promissory note payable, due in 1997.                          80,000
                                                                 ----------
                                                                  1,399,000
                                                                 ----------
Less Current Portion                                                296,000
                                                                 ==========
                                                                 $1,103,000
                                                                 ==========


Scheduled maturities of all long-term debt instruments are as follows:

   1997           $  296,000
   1998              212,000
   1999              215,000
   2000               93,000
   2001               40,000
   Thereafter        543,000
                  ----------
                  $1,399,000
                  ----------

Total interest expense was $247,000 and $162,000 in 1996 and 1995, respectively.

Land, building and improvements include a building with a cost of $674,000, which has a $743,000 mortgage balance at December 31, 1996.


                                     eight

                                                            SBM Industries, Inc.

--------------------------------------------------------------------------------


7. Income Taxes

Deferred income taxes result from timing differences in recording of certain expenses for financial reporting and tax purposes. The source of these differences and the tax effects are as follows:


Amounts in thousands                       1996     1995
--------------------------------------   -------   -----
Net operating loss carryforward          $ 1,219   $ 465
Excess of financial depreciation over
tax depreciation                              51      32
Bad debt reserves                             54      70
Alternative minimum tax                        0      13
                                         -------   -----
                                           1,324     580
Valuation Allowance                       (1,324)   (580)
                                         -------   -----
                                         $     0   $   0
                                         -------   -----

Reconciliations between actual tax expense and the amount computed by applying the statutory U.S. Federal Income tax rate to income (loss) from continuing operations are as follows:

                                           1996               1995
                                    ------------------  -----------------
                                               % of                % of
                                              Pre-Tax             Pre-Tax
Amounts in thousands                Amount    Income    Amount    Income
--------------------------------    -------  ---------  ------   --------
Tax at statutory
  Federal Income tax rate            $(723)    (34.0%)   $(238)    (34.0%)
Current tear addition
  to Net Operating Loss                723      34.0       238      34.0
State and local taxes, and other         0         0         6       1.0
                                    ------   ---------  ------   --------
                                     $   0         0     $   6         1%
                                    ------   ---------  ------   --------

At December 31, 1996, for tax reporting purposes, the Company had approximately $3,580,000 of operating loss carryforwards. The tax operating loss carryforwards will begin expiring in 2005.


8. Discontinued Operations

In December 1996, the Company's 80% owned subsidiary, CPC, filed a voluntary petition under chapter 7 of the United States Bankruptcy Code. The gain on discontinuance of $401,000 and the loss from operations of $2,649,000 have been recognized as discontinued operations in the 1996 consolidated statement of income.

In 1996 and 1995 net sales for CPC were $1,666,000 and $2,505,000, respectively.


9. Business Segments

The Company's operations by business segment for the year ended December 31, 1996 were as follows:

                        Battery & Watch Strap   Watch Strap
                            Distribution       Manufacturing     Total
                        ---------------------  -------------  -----------

Net Sales                  $13,379,000           $2,314,000   $15,693,000

Operating Income           $   134,000           $  173,000   $   307,000


Identifiable Assets        $ 8,062,000*          $  401,000   $ 8,463,000

Depreciation
& Amortization             $   292,000           $   35,000   $   327,000

Capital Expenditures       $    43,000           $   62,000   $   105,000


*Includes corporate assets amounting to $31,000.


The majority of the customers in the battery and watch strap distribution line of business are small retail jewelers nationwide. The watch strap manufacturing sales are made to watch strap distributors in the United States and Hong Kong.

                                     nine

                                                            SBM Industries, Inc.

--------------------------------------------------------------------------------


10. Major Customers

During 1996 and 1995, 13% and 16%, respectively, of the Company's total sales were made to a single customer in the battery and watch strap distribution line of business. Additionally, in 1996 and 1995, 9% and 13%, respectively, of the Company's total sales were made to another customer in the same line of business.


11. Commitments

The Company leases certain property and equipment under operating leases expiring on various dates through 2000. Total rent expense amounted to $131,623 and $188,268 in 1996 and 1995, respectively. Aggregate future minimum rent payments under the terms of non-cancelable leases as of December 31 are as follows:

   1997     $83,000
   1998      66,000
   1999      26,000
   2000      12,000

In 1996, the Company entered into a consulting agreement which includes annual payments of $10,000 for three years.


12. Contingencies

A consolidated action by shareholders alleging securities fraud as to the Company's originally published reports of earnings for the first three quarters of 1994, was dismissed as against the Company and certain individual defendants and voluntarily dismissed as to the remaining individual defendants in the fourth quarter of 1996.

The Company has contingent liabilities with respect to litigation and claims arising in the ordinary course of business. In the opinion of management, such contingent liabilities are not likely to result in any loss that would have a material adverse effect on the Company's operating results or financial condition.

                                      ten

                                                            SBM Industries, Inc.

Report of Independent Public Accountants
--------------------------------------------------------------------------------


To the Shareholders of SBM Industries, Inc.:

We have audited the accompanying consolidated balance sheet of SBM Industries, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1996, and the related consolidated statements of income, shareholders' investment and cash flows for each of the two years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SBM Industries, Inc., and subsidiaries as of December 31, 1996, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


ARTHUR ANDERSEN LLP
New York, New York
March 7, 1997


                                    eleven

                                                            SBM Industries, Inc.


Management's Discussion and Analysis
of Financial Condition and Results of Operations
--------------------------------------------------------------------------------



1996
----

In December 1996, SBM Industries, Inc.'s ("SBM" or the Company) 80% owned subsidiary, Carlton Press Corp. ("CPC") filed a voluntary petition under chapter 7 of the United States Bankruptcy Code. The gain on discontinuance of $401,000 and the loss from operations of $2,649,000 have been recognized as discontinued operations in the 1996 consolidated statement of income.


Net Sales

Total sales for SBM from continuing operations in 1996 increased 12% to $15,693,000 from $14,026,000 in 1995. These sales, as well as the sales and earnings from continuing operations for the five years covered by the foregoing financial statements and selected financial data, are primarily attributable to SBM's Star Struck, Inc. ("SSI") subsidiary.

Sales for SSI were $13,379,000, up 2% from $13,094,000 in 1995.

RCM, Inc. ("RCM"), SBM's 80% owned watch strap manufacturer, had sales of $2,314,000. This $1,382,000 increase over 1995 sales of $932,000 can be attributed to the additional revenue obtained from a new customer relationship that was established late in 1995 and grew during 1996.


Gross Profit

Gross profit, as a percentage of sales, decreased to 39% in 1996 from 40% in 1995.

SSI's gross profit on sales of 39% was down 2% from 41% in 1995. This decrease is attributable to more competitive pricing offered to customers in the market place.

RCM's gross profit on sales increased 17% to 40% from 23% in 1995. 1996's gross margin is more indicative of RCM's performance than that of 1995, as it includes only minimal start up costs associated with establishing new business.


Selling, General and
Administrative Expenses

Selling, general and administrative expenses, as a percentage of sales, decreased to 35% in 1996 as compared with 40% in 1995 for the Company. RCM's expenses were 5% of total sales in 1996 as opposed to 4% of total sales in 1995, while SSI decreased its expenses from 36% of total sales in 1995 to 30% of total sales in 1996. SSI's decrease is a combination of several items. A consulting agreement, as a result of a prior year acquisition, expired in 1996 and commission agreements with salesrepresentatives have been modified to maintain profitability in specific product lines.


Operating Income (Loss)

Operating income increased by $627,000 from 1995's loss of $320,000 to show a profit of $307,000. Reflected in 1996's operating profit were SSI's and RCM's operating profits of $201,000 and $173,000, respectively, which were offset by SBM's corporate loss of $67,000.


Interest Expense

Net interest expense was $186,000 in 1996, up $77,000 from $109,000 in 1995.
Approximately $102,000 in interest expense related to the additional borrowings on the Company's lines of credit was recorded in 1996. Interest on a mortgage that was refinanced in 1995 totaled approximately $70,000.


Net Income

The Company showed a net loss of $2,127,000, or $(1.05) per share in 1996 compared to a net loss of $707,000, or $(.35) per share in 1995. Income from continuing operations increased $464,000 to show a profit of $121,000, or $.06 per share in 1996, as compared to a loss from continuing operations of $343,000, or $(.17) per share in 1995.


1995
----

Net Sales

Total sales for SBM from continuing operations in 1995 increased 19% to $14,026,000 from $11,802,000 in 1994. These sales, as well as the sales and earnings from continuing operations for the years covered by the foregoing financial statements and selected financial data, are primarily attributable to SBM's SSI subsidiary.

Sales for SSI were $13,094,000, up 13% from $11,560,000 in 1994. This increase is due to the inclusion of a full year of Freedman & Sons, Corp. ("Freedman") and Timecraft Industries, Inc. ("TCI") sales, as well as consistent growth of existing product lines.

RCM had sales of $932,000. This $691,000 increase over 1994 sales of $241,000 can be attributed to the additional revenue obtained from a major new customer and the inclusion of a full year of sales, as opposed to 1994 sales which only reflected three months of activity.




                                    twelve

                                                            SBM Industries, Inc.


Management's Discussion and Analysis
of Financial Condition and Results of Operations
--------------------------------------------------------------------------------



Gross Profit

Gross profit from continuing operations, as a percentage of sales, decreased to 40% in 1995 compared to 42% in 1994.

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


Selling, General and
Administrative Expenses

Selling, general and administrative expenses from continuing operations, as a percentage of sales, increased to 40% in 1995 as compared with 37% in 1994 for the Company. This increase is a combination of several items. Salaries increased in each entity with the Company's commitment to growth in hiring additional personnel. Prior years' acquisitions continue to increase selling, general and administrative expenses through consulting and sales commission agreements. During 1995, approximately $163,000 in consulting fees and $159,000 in sales commissions were recorded relative to continuing operations.


Operating Income (Loss)

Operating income decreased by $811,000 to show a loss of $320,000 from a profit of $491,000 in 1994. Reflected in 1995's operating loss was SSI's profit of $102,000, which was offset by RCM's operating loss of $341,000 and SBM's corporate loss of $81,000.


Liquidity and Capital Resources

The net decrease in cash and cash equivalents of $92,000 is attributable to the $807,000 used in operating activities. The combined accounts receivable of SSI and RCM increased $658,000 or 34%, in 1996 over 1995's combined accounts receivable balance for the two entities. Investing activities used $105,000 for the purchase of fixed assets in 1996. During 1996, the Company repaid $119,000 of its outstanding debt. As guarantor for two of CPC's outstanding notes payable, the Company assumed $567,000 in new debt as a result of CPC's chapter 7 bankruptcy filing.

The Company has line of credit agreements with two of its banks. The Company has $1,225,000 available under the lines of credit, of which $1,125,000 was used at December 31, 1996.

The Company believes that it has adequate funds available to conduct and continue its business and to repay the approximately $296,000 in long-term debt which will mature in 1997.




                                   thirteen

                                                            SBM Industries, Inc.

Shareholder Information
--------------------------------------------------------------------------------

Market and Dividend Information

The following table shows the quarterly per share sales price ranges of the Company's common stock on the American Stock Exchange for 1996 and 1995. No dividends were paid during this period. On March 18, 1997 there were 2,027,234 shares of common stock outstanding.


                        1996               1995
                  ----------------  -----------------
                   High      Low      High      Low
First Quarter      $5.375   $3.938   $13.750   $6.125
Second Quarter      5.188    4.000     7.250    5.500
Third Quarter       5.250    4.188     6.063    5.250
Fourth Quarter      4.438    3.125     5.250    3.875


Annual Meeting

The Annual Meeting of Shareholders of SBM Industries, Inc. will be held on May 13, 1997.


Availability of Form 10-KSB

A copy of SBM Industries, Inc's. 1996 Annual Report to the Securities and Exchange Commission Form 10-KSB will be furnished without charge to shareholders upon written request to the Corporate Secretary.


Capital Stock Listing

American Stock Exchange
Symbol: SBM


Transfer Agent and Registrar

Harris Trust and Savings Bank, Chicago


Auditors

Arthur Andersen LLP, New York



                                   fourteen

                                                            SBM Industries, Inc.


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

Peter Nisselson
President and Director

Arthur Salzfass
Director; Chairman, MicroInfo

Keith Sessler
Vice President and Director

Michael J. Sweedler
Director; Partner, Darby and Darby,
P.C.



                                    fifteen

                                      SBM
                                      ---
                                  Industries
                               1865 Palmer Avenue
                              Larchmont, NY 10538