Form 10KSB, Exhibit 13
period 1997-12-31
SBM INDUSTRIES INC
filed 1998-03-31
CIK 771504

SBM
----------
Industries










                                                                         1*9*9*7
                                                                          ANNUAL
                                                                          REPORT

                                                            SBM Industries, Inc.

--------------------------------------------------------------------------------

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

--------------------------------------------------------------------------------

                                                            SBM Industries, Inc.

To Our Shareholders
--------------------------------------------------------------------------------

To Our Shareholders,

     Sales were $13,716,000 in 1997 versus $15,693,000 in 1996. The Company recorded a loss of ($475,000), or (23(cent)) per share in 1997 versus a profit of $121,000, or 6(cent) per share from continuing operations in 1996. These results do not reflect a loss of ($2,248,000), or ($1.11) per share in 1996 resulting from the Company's discontinued subsidy publishing business.

     SBM's core business (through its 100% owned Star Struck subsidiary) is the distribution of watch batteries and watch straps for the replacement market to jewelry and other retail stores. The Company also distributes jewelry findings, tools, accessories and certain sports apparel.

     The decreased sales and corresponding reduction in earnings in 1997 versus the performance from continuing operations in 1996 was in large part due to the loss of business from a major watch strap customer and lower battery sales during the first quarter of 1997. Additionally, the loss increased by $100,000 due to the drop in the price of gold and a corresponding writedown of the Company's jewelry findings inventory.

     In mid 1996 Star Struck began selling sport caps via catalog. Cap sales through December 1996 were $277,000. In September 1997, sport jerseys were added to the line and a combined cap and jersey catalog was created. For the year ended December 1997, combined sales for caps and jerseys ("sports apparel sales") were $1,206,000. This segment of our business continues to grow. Enclosed herewith is Star Struck's most recent sports apparel catalog for your perusal and use.


Very truly yours,


/s/ PETER NISSELSON

Peter Nisselson
President
March 31, 1998

--------------------------------------------------------------------------------
                                       one

                                                            SBM Industries, Inc.

Selected Financial Information
--------------------------------------------------------------------------------

----------------------------------               ------------      ------------      ------------      ------------     ------------
December 31,                                             1997              1996              1995              1994             1993
----------------------------------               ------------      ------------      ------------      ------------     ------------
Net sales                                        $ 13,716,000      $ 15,693,000      $ 14,026,000      $ 11,802,000     $  7,823,000

Income (loss) from continuing
   operations before income
   taxes and extraordinary item                  $   (475,000)     $    121,000      $   (337,000)     $    596,000     $    196,000

   Income (loss) from continuing
   operations after taxes                        $   (475,000)     $    121,000      $   (343,000)     $    531,000     $    185,000

   Net income (loss)                             $   (475,000)     $ (2,127,000)     $   (707,000)     $  1,119,000     $     40,000

   Basic and diluted income (loss)
   per common share                              $       (.23)     $      (1.05)     $       (.35)     $        .55     $        .02

Shareholders' investment                         $  3,392,000      $  3,871,000      $  6,001,000      $  6,708,000     $  5,706,000
   per common share                              $       1.67      $       1.91      $       2.96      $       3.31     $       2.81
----------------------------------               ------------      ------------      ------------      ------------     ------------
Total assets                                     $  7,147,000      $  8,463,000      $ 11,537,000      $ 11,715,000     $  8,878,000
----------------------------------               ------------      ------------      ------------      ------------     ------------
Long-term debt                                   $    899,000      $  1,103,000      $  1,333,000      $  1,233,000     $  1,301,000
----------------------------------               ------------      ------------      ------------      ------------     ------------
Cash dividends per share                         $        .00      $        .00      $        .00      $        .00     $        .00
----------------------------------               ------------      ------------      ------------      ------------     ------------


--------------------------------------------------------------------------------
                                       two

                                                            SBM Industries, Inc.

Consolidated Statements of Income
-------------------------------------------------------------------------

-------------------------------------------------------------------------   ------------    ------------
For the years ended December 31,                                                    1997            1996
-------------------------------------------------------------------------   ------------    ------------
NET SALES                                                                   $ 13,716,000    $ 15,693,000
         Cost of Sales                                                         8,375,000       9,573,000
-------------------------------------------------------------------------   ------------    ------------
             Gross Profit on Sales                                             5,341,000       6,120,000
-------------------------------------------------------------------------   ------------    ------------
OPERATING EXPENSES
         Selling, General and Administrative                                   5,295,000       5,486,000
         Depreciation and Amortization                                           336,000         327,000
-------------------------------------------------------------------------   ------------    ------------
Total Operating Expenses                                                       5,631,000       5,813,000
-------------------------------------------------------------------------   ------------    ------------
             Operating Income (Loss)                                            (290,000)        307,000
-------------------------------------------------------------------------   ------------    ------------
OTHER INCOME (EXPENSES)
         Interest Expense, Net                                                  (185,000)       (186,000)
-------------------------------------------------------------------------   ------------    ------------
                                                                                (185,000)       (186,000)
-------------------------------------------------------------------------   ------------    ------------
             Income (Loss) from Continuing Operations Before Income Taxes       (475,000)        121,000
         Provision for Income Taxes (Note 6)                                        --              --
-------------------------------------------------------------------------   ------------    ------------
             Income (Loss) from Continuing Operations                           (475,000)        121,000
-------------------------------------------------------------------------   ------------    ------------
             Loss from Discontinued Operations                                      --        (2,248,000)
-------------------------------------------------------------------------   ------------    ------------
                  Net Loss                                                  $   (475,000)   $ (2,127,000)
-------------------------------------------------------------------------   ------------    ------------
EARNINGS/(LOSS) PER COMMON SHARE (Note 1)
             Basic:
             Loss per Common Share
                  Income (Loss) from Continuing Operations                  $       (.23)   $        .06
-------------------------------------------------------------------------   ------------    ------------
                  Loss from Discontinued Operations                                 --             (1.11)
-------------------------------------------------------------------------   ------------    ------------
             Net Loss per Common Share                                      $       (.23)   $      (1.05)
-------------------------------------------------------------------------   ------------    ------------
             Diluted:
             Loss per Common Share
                  Income (Loss) from Continuing Operations                  $       (.23)   $        .06
-------------------------------------------------------------------------   ------------    ------------
                  Loss from Discontinued Operations                                 --             (1.11)
-------------------------------------------------------------------------   ------------    ------------
             Net Loss per Common Share                                      $       (.23)   $      (1.05)
-------------------------------------------------------------------------   ------------    ------------
WEIGHTED AVERAGE NUMBER OF COMMON SHARES
             Basic                                                             2,027,000       2,027,000
-------------------------------------------------------------------------   ------------    ------------
             Diluted                                                           2,027,000       2,027,000
-------------------------------------------------------------------------   ------------    ------------


The accompanying notes to consolidated financial statements are an integral part of these statements.

--------------------------------------------------------------------------------
                                      three

                                                            SBM Industries, Inc.

Consolidated Balance Sheet
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------            ------------
December 31,                                                                                       1997
--------------------------------------------------------------------------------            ------------
ASSETS
Current Assets:
         Cash                                                                               $    91,000
         Accounts Receivable, Less Allowance for Doubtful Accounts of $175,000                1,455,000
         Inventories (Note 1)                                                                 3,014,000
         Prepaid Expenses and Other Current Assets                                              213,000
--------------------------------------------------------------------------------            ------------
Total Current Assets                                                                          4,773,000
--------------------------------------------------------------------------------            ------------
Property, plant and equipment, at cost (Note 1):
         Land, Building and Improvements                                                      1,235,000
         Machinery and Equipment                                                              1,025,000
--------------------------------------------------------------------------------            ------------
                                                                                              2,260,000
         Less - Accumulated Depreciation                                                        714,000
--------------------------------------------------------------------------------            ------------
                                                                                              1,546,000
================================================================================            ============

Intangible Assets and Goodwill, Net (Note 1)                                                    828,000
================================================================================            ============
              Total Assets                                                                  $ 7,147,000
================================================================================            ============

--------------------------------------------------------------------------------            ------------
LIABILITIES & SHAREHOLDERS' INVESTMENT
Current Liabilities:
         Borrowings Under Lines of Credit (Note 4)                                          $ 1,125,000
         Accounts Payable and Accrued Expenses (Note 2)                                       1,440,000
         Current Portion of Notes Payable (Note 5)                                              291,000
--------------------------------------------------------------------------------            ------------
Total Current Liabilities                                                                     2,856,000
--------------------------------------------------------------------------------            ------------
Other Liabilities:
         Notes Payable (Note 5)                                                                 899,000
================================================================================            ============
              Total Liabilities                                                               3,755,000
================================================================================            ============
Commitments and Contingencies (Notes 10 and 11)
================================================================================            ============
Shareholders' Investment:
         Preferred Shares, $1 Par Value - 500,000 Shares Authorized; Issued and
         Outstanding - 0 shares in 1997                                                            --
         Common Shares, $1 Par Value - 5,000,000 Shares Authorized; Issued and
         Outstanding - 2,025,929 shares in 1997                                               2,026,000
         Paid in Surplus                                                                      4,344,000
         Accumulated Deficit                                                                 (2,978,000)
================================================================================            ============
              Total Shareholders' Investment                                                  3,392,000
================================================================================            ============
              Total Liabilities and Shareholders' Investment                                $ 7,147,000
================================================================================            ============

The accompanying notes to consolidated financial statements are an integral part of this balance sheet.

--------------------------------------------------------------------------------
                                      four

                                                            SBM Industries, Inc.

Consolidated Statements of Shareholders' Investment
--------------------------------------------------------------------------------

--------------------------------------             ------------     ------------
For the years ended December 31,                          1997             1996
--------------------------------------             ------------     ------------
COMMON SHARES
         Balance at beginning of year              $ 2,027,000      $ 2,028,000
         Retirement of common shares                    (1,000)          (1,000)
======================================             ============     ============
Balance at End of Year                             $ 2,026,000      $ 2,027,000
======================================             ============     ============
PAID IN SURPLUS
         Balance at beginning of year              $ 4,347,000      $ 4,349,000
         Retirement of common shares                    (3,000)          (2,000)
======================================             ============     ============
Balance at End of Year                             $ 4,344,000      $ 4,347,000
======================================             ============     ============
ACCUMULATED DEFICIT
         Balance at beginning of year              $(2,503,000)     $  (376,000)
         Net Loss                                     (475,000)      (2,127,000)
======================================             ============     ============
Balance at End of Year                             $(2,978,000)     $(2,503,000)
======================================             ============     ============

The accompanying notes to consolidated financial statements are an integral part of these statements.

--------------------------------------------------------------------------------
                                      five

                                                            SBM Industries, Inc.

Consolidated Statements of Cash Flows
--------------------------------------------------------------------------------

------------------------------------------------------        ------------   ------------
For the years ended December 31,                                     1997           1996
------------------------------------------------------        ------------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net Loss                                                   $  (475,000)   $(2,127,000)
   Adjustments to reconcile net loss
   to cash provided by (used in) operating activities:
   Bad debt expense                                               216,000        105,000
   Depreciation and amortization                                  336,000        327,000
   Loss from discontinued operations                                 --        2,649,000
   Gain on disposal of discontinued operations                       --         (401,000)
   Changes in operating assets and liabilities:
     Accounts receivable                                          761,000       (763,000)
     Inventories                                                  127,000        619,000
     Prepaid expenses and other current assets                    (40,000)        40,000
     Accounts payable and accrued expenses                       (610,000)       146,000
     Deferred income                                              (18,000)        (2,000)
     Changes in discontinued operations                              --       (1,400,000)
------------------------------------------------------        ------------   ------------
Total Adjustments                                                 772,000      1,320,000
------------------------------------------------------        ------------   ------------
Net Cash Provided By (Used In) Operating Activities               297,000       (807,000)
======================================================        ============   ============
CASH FLOWS FROM INVESTING ACTIVITIES
         Purchase of Fixed Assets                                (122,000)      (105,000)
======================================================        ============   ============
 Net Cash Used In Investing Activities                           (122,000)      (105,000)
======================================================        ============   ============
 CASH FLOWS FROM FINANCING ACTIVITIES
         Proceeds from Notes Payable                                 --          567,000
         Proceeds from Line of Credit                                --          375,000
         Retirement of Common Shares                               (4,000)        (3,000)
         Payment on Notes Payable                                (209,000)      (119,000)
======================================================        ============   ============
Net Cash Provided By (Used In) Financing Activities              (213,000)       820,000
======================================================        ============   ============
Net Decrease in Cash & Cash Equivalents                           (38,000)       (92,000)
======================================================        ============   ============
Cash & Cash Equivalents at Beginning of Year                      129,000        221,000
======================================================        ============   ============
Cash & Cash Equivalents at End of Year                        $    91,000    $   129,000
======================================================        ============   ============

The accompanying notes to consolidated financial statements are an integral part of these statements.

--------------------------------------------------------------------------------
                                       six

                                                            SBM Industries, Inc.

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

1.   Summary of Major Accounting Policies:

Principles of Consolidation

The consolidated financial statements include the accounts of SBM Industries, Inc. (the "Company") and its subsidiaries, Star Struck, Inc. ("SSI") and RCM, Inc. ("RCM"). The Carlton Press Corp. ("CPC") business is accounted for as a discontinued operation (See Note 7). SSI is 100% owned by the Company, while RCM is an 80% owned subsidiary. As a result of the minority shareholders' proportionate share of the deficiency of RCM, the Company will recognize the first $88,000 of RCM's net income, if any, before recording any funds due to the minority stockholders. All intercompany transactions have been eliminated.

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

Advertising Costs

The Company expenses the costs of advertising at the initial time of advertisement, except for those costs related to direct response advertising through catalog mailings. Direct response advertising costs, consisting primarily of catalog preparation, paper and printing, are amortized over the three month period following the mailing of the catalogs, the period during which the benefits are expected.

Fair Value of Financial Instruments

The fair value of notes payable outstanding is estimated by discounting the future cash flows using the current rates offered by lenders for similar borrowings with similar credit ratings. The carrying amounts of the accounts receivable and debt approximate their fair value.

Earnings/(Loss) Per Common Share

Effective December 31, 1997, the Company adopted SFAS No. 128, "Earnings Per Share." In accordance with SFAS No. 128, net earnings (loss) per common share amounts ("basic EPS") were computed by dividing net earnings (loss) by the weighted average number of common shares outstanding and excluded any potential dilution. Net earnings (loss) per common share amounts assuming dilution ("diluted EPS") were computed by reflecting potential dilution from the exercise of stock options. SFAS No. 128 requires the presentation of both basic EPS and diluted EPS on the face of the income statement. Earnings per share amounts for the same prior-year periods have been restated to conform with the provisions of SFAS No. 128.

Reclassifications

Certain 1996 balances have been reclassified to conform with the 1997 presentation.

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

Major components of intangibles are as follows:

------------------------------          ---------------              -------
                                         Amortization
Amounts in thousands                     Period (Years)                1997
------------------------------          ---------------              -------
Non-compete agreements                            7-10               $  981
Other intangibles and goodwill                   15-40                  375
------------------------------          ---------------              -------
                                                                      1,356
Accumulated amortization                                                528
------------------------------          ---------------              ========
                                                                     $  828
                                                                     =======

Stock Options

The Company currently follows the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25"), which requires compensation expense for the Company's options to be recognized only if the market price of the underlying stock exceeds the exercise price on the date of the grant.

The Company has not adopted the measurement requirements of SFAS No. 123, "Accounting for Stock Based Compensation", for stock option grants to employees and, accordingly, has made all the required proforma disclosures for the years ended December 31, 1997 and 1996 in Note 3.


--------------------------------------------------------------------------------
                                      seven

                                                            SBM Industries, Inc.

--------------------------------------------------------------------------------

Recent Accounting Pronouncements

In June 1997, the Financial Accounting Standards Board issued a new disclosure standard. Results of operations and financial position will be unaffected by implementaion of this new standard.

Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enteprise and Related Information" ("SFAS No. 131"), which supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise", establishes standards for the way that public enterprises report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS No. 131 defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by management in deciding how to allocate resources and in assessing performance.

SFAS 131 is effective for financial statements for periods beginning after December 15, 1997 and requires comparative information for earlier years to be restated. The Company has not yet determined what additional disclosures, if any, may be required in connection with adopting these statements.

2.   Accounts Payable and Accrued Expenses

A breakdown of significant accounts payable and accrued expenses at December 31, 1997, is as follows:

-------------------------------                                          -------
Amounts in thousands                                                       1997
-------------------------------                                          -------
Accounts payable                                                           1,230
Accrued expenses                                                             210
-------------------------------                                          -------
                                                                         $ 1,440
                                                                         =======

3.   Stock Options

The 1992 Incentive Stock Option Plan of SBM Industries, Inc. is a qualified plan which reserved 100,000 shares of the Company's unissued common stock for issuance to officers and salaried employees at option prices not less than 100% of the fair market value on the date of grant. Options are exercisable after the date of grant and expire five years from the date of grant.

After a one year waiting period forty percent of the options granted may be exercised in the second year and twenty percent in each of the next three years.

The Company accounts for all plans under APB Opinion No. 25. No compensation cost has been recognized as all options granted during 1996 have been granted at the fair market value of the Company's common stock. No options were granted in 1997. Had compensation cost for these plans been determined in accordance with SFAS 123, the Company's proforma net loss and EPS would be the same as the reported amounts.

Under SFAS 123, the fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 1996: (1) expected life of option of eight years;
(2) dividend yield of 0%; (3) expected volatility of 46%; and (4) risk-free interest rate of 6.87%.

Because SFAS 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting proforma compensation cost may not be representative of that to be expected in future years.

Transactions under the Incentive Stock Option Plan during 1996 and 1997 were as follows:

Year ended December 31,                                     1997                    1996
----------------------------------------------      -------------------      ------------------
                                                               Weighted                Weighted
                                                               Average                 Average
                                                               Exercise                Exercise
                                                     Amount    Price         Shares    Price
----------------------------------------------      -------------------      ------------------
Options outstanding at beginning of year             13,400      4.64         34,400      5.65
Granted                                                --        --            4,900      4.63
Exercised                                              --        --             --        --
Terminated/Expired                                   (4,250)     4.45        (25,900)     5.97
                                                     ------                  -------
Options outstanding at end of year                    9,150      4.74         13,400      4.64
                                                     ======                  =======
Exercisable at end of year                            3,970                    5,280
                                                     ======                  =======
Weighted average fair value of options granted                   5.48                     5.48
                                                                 ====                     ====
----------------------------------------------

The following table summarizes information about stock options outstanding at December 31, 1997:

                                        Options                           Options
                                      Outstanding                       Exercisable
---------------      -----------------------------------------------------------------------
                                       Weighted
                        Number          Average      Weighted        Number        Weighted
                     Outstanding       Remaining      Average     Excercisable      Average
                          at          Contractual    Excercise         at           Exercise
Exercise Prices        12/31/97           Life         Price        12/31/97         Price
---------------      -----------------------------------------------------------------------
$3.31-$4.63             7,200            2.54          $4.00         2,800           $3.31

  $7.50                 1,950            2.00          $7.50         1,170           $7.50
                        -----                                        -----

                        9,150            2.43          $4.74         3,970           $4.54
                        =====                                        =====
---------------      -----------------------------------------------------------------------

--------------------------------------------------------------------------------
                                      eight

                                                            SBM Industries, Inc.

--------------------------------------------------------------------------------

4.   Borrowings Under Line of Credit

The Company has $1,225,000 available in line of credit agreements with two of its banks. These agreements for $1,000,000 and $225,000 extend through May 1998 and January 1999, respectively. Borrowings under the lines bear interest at the prime rate plus one percent (9.5% at December 31, 1997) and prime rate plus one and one-half percent (10% at December 31, 1997), respectively. The Company's accounts receivable and a portion of its inventory have been pledged as collateral for these lines of credit. As of December 31, 1997, the Company had $1,125,000 outstanding under these lines of credit.

5.   Notes Payable

The Company's outstanding long-term debt as of December 31, 1997, is summarized as follows:

--------------------------------------------------------------------------------       -----------
                                                                                             1997
--------------------------------------------------------------------------------       -----------
Variable rate mortgage payable, due in monthly installments to 2003; the current
annual rate is 9.25%. The Company's building has been pledged as collateral.           $  703,000

Promissory note payable, due in monthly installments from 1999 through 2000, net
of $17,000 discount. Interest imputed at 6%.                                              133,000

Promissory note payable, due in monthly installments through 1999. Interest
imputed at 6%.                                                                            271,000

9.75% promissory note payable, due in 1998.                                                 3,000

7.75% promissory note payable, due to related party in 1998.                               80,000
                                                                                       ----------
                                                                                        1,190,000
--------------------------------------------------------------------------------       -----------
Less Current Portion                                                                      291,000
================================================================================       ===========
                                                                                       $  899,000
================================================================================       ===========

Scheduled maturities of all long-term debt instruments at December 31,1997 are as follows:

                        1998                 $  291,000
                        1999                    215,000
                        2000                    101,000
                        2001                     40,000
                        2002                     40,000
                        Thereafter              503,000
                                             ----------
                                             $1,190,000
                                             ----------

Total interest expense was $261,000 and $247,000 in 1997 and 1996, respectively.

Land, building and improvements include a building with a cost of $674,000, which has a $703,000 mortgage balance at December 31, 1997.

6.   Income Taxes

Deferred income taxes result from timing differences in recording of certain expenses for financial reporting and tax purposes. The source of these differences and the tax effects are as follows:

--------------------------------                             -------    --------
Amounts in thousands                                            1997       1996
--------------------------------                             -------    --------
Net operating loss carryforward                              $ 1,345    $ 1,219
Excess of financial depreciation
over tax depreciation                                             73         54
Bad debt reserves                                                 54         54
Alternative minimum tax                                            0          0
--------------------------------                             -------    --------
                                                             $ 1,472    $ 1,324
Valuation Allowance                                           (1,472)    (1,324)
--------------------------------                             -------    --------
                                                             $     0    $     0
                                                             =======    =======

Reconciliations between actual tax expense and the amount computed by applying the statutory U.S. Federal Income tax rate to income (loss) from continuing operations are as follows:

                                                1997                1996
--------------------------------           --------------------------------------
                                                      % of                % of
                                                      Pre-Tax             Pre-Tax
 Amounts in thousands                       Amount    Income    Amount    Income
--------------------------------           --------------------------------------
Tax at statutory
  Federal Income tax rate                   $(162)    (34.0%)   $(723)    (34.0%)

Current year addition
  to Net Operating Loss                       162      34.0       723      34.0

State and local taxes, and other                0        0          0        0
--------------------------------           --------------------------------------
                                            $   0        0      $   0        0
                                            ================    ================

At December 31, 1997, for tax reporting purposes, the Company had approximately $3,957,000 of operating loss carryforwards. The tax operating loss carryforwards will begin expiring in 2005.

7. Discontinued Operations

In December 1996, the Company's 80% owned subsidiary, CPC, filed a voluntary petition under chapter 7 of the United States Bankruptcy Code. The gain on discontinuance of $401,000 and the loss from operations of $2,649,000 have been recognized as discontinued operations in the 1996 consolidated statement of income.

--------------------------------------------------------------------------------
                                      nine

                                                            SBM Industries, Inc.

--------------------------------------------------------------------------------

8.   Business Segments

The Company's operations by business segment for the years ended December 31, 1997 and 1996 were as follows:

                               Battery, Watch Strap
                                and Sports Apparel            Leather
 1997                              Distribution             Manufacturing               Total
-----------------------------------------------------------------------------------------------
Net Sales                       $ 12,389,000                $  1,327,000           $ 13,716,000
Operating Loss                  $    (73,000)               $   (217,000)          $   (290,000)
Identifiable Assets             $  7,036,000*               $    111,000           $  7,147,000
Depreciation & Amortization     $    295,000                $     41,000           $    336,000
Capital Expenditures            $    121,000                $      1,000           $    122,000

*    Includes corporate assets amounting to $17,000.

                               Battery, Watch Strap
                                and Sports Apparel            Leather
 1996                              Distribution             Manufacturing               Total
-----------------------------------------------------------------------------------------------
Net Sales                       $13,379,000                 $ 2,314,000            $15,693,000
Operating Income                $   134,000                 $   173,000            $   307,000
Identifiable Assets             $ 8,062,000*                $   401,000            $ 8,463,000
Depreciation & Amortization     $   292,000                 $    35,000            $   327,000
Capital Expenditures            $    43,000                 $    62,000            $   105,000

*    Includes corporate assets amounting to $31,000.

The majority of the customers in the battery, watch strap and sports apparel distribution line of business are small retail jewelers and consumers nationwide. The leather manufacturing sales are made to distributors in the United States and Hong Kong.

9.   Major Customers

During 1997 and 1996, 21% and 13%, respectively, of the Company's total sales were made to a single customer in the battery, watch strap and sports apparel distribution line of business.

10.  Commitments

The Company leases certain property and equipment under operating leases expiring on various dates through 2002. Total rent expense amounted to $164,322 and $131,623 in 1997 and 1996, respectively. Aggregate future minimum rent payments under the terms of non-cancelable leases as of December 31 are as follows:

                           1998             $121,000
                           1999               82,000
                           2000               69,000
                           2001               60,000
                           2002               25,000

In 1996, the Company entered into a consulting agreement which includes annual payments of $10,000 for three years.

11.  Contingencies

The Company has contingent liabilities with respect to litigation and claims arising in the ordinary course of business. In the opinion of management, such contingent liabilities are not likely to result in any loss that would have a material adverse effect on the Company's operating results or financial condition.

--------------------------------------------------------------------------------
                                       ten

                                                            SBM Industries, Inc.

Report of Independent Public Accountants
--------------------------------------------------------------------------------

To the Shareholders of SBM Industries, Inc.:

We have audited the accompanying consolidated balance sheet of SBM Industries, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1997, and the related consolidated statements of income, shareholders' investment and cash flows for each of the two years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SBM Industries, Inc., and subsidiaries as of December 31, 1997, and the results of their operations and their cash flows for each of the two years then ended, in conformity with generally accepted accounting principles.



ARTHUR ANDERSEN LLP
New York, New York
February 27, 1998


--------------------------------------------------------------------------------
                                     eleven

                                                            SBM Industries, Inc.

Management's Discussion and Analysis
of Financial Condition and Results of Operations
--------------------------------------------------------------------------------

1997
----
Net Sales

Total sales for SBM from continuing operations in 1997 decreased 13% to $13,716,000 from $15,693,000 in 1996. These sales, as well as the sales and earnings from continuing operations for the five years covered by the foregoing financial statements and selected financial data, are primarily attributable to SBM's Star Struck, Inc. ("SSI") subsidiary.

Sales for SSI were $12,389,000, down 7% from $13,379,000 in 1996. Increased sales in the second and third quarters of 1997 of $67,000 and $247,000, respectively, over 1996's sales for the same periods were offset by decreased sales in the first and fourth quarters of 1997 of $1,142,000 and $162,000, respectively, from 1996's sales for these periods.

RCM, Inc. ("RCM"), SBM's 80% owned watch strap and small leather goods manufacturer, had sales of $1,327,000. This represents a decrease in sales of $987,000, or 43%, from $2,314,000 in 1996 due to the loss of business from a major watch strap customer.

Gross Profit

Gross profit, as a percentage of sales, did not change from 1996's gross profit of 39%.

SSI's gross profit on sales of 41% was up 2% from 39% in 1996. This increase can be attributable to increased sports apparel sales which had a higher gross margin than the other product lines distributed by SSI. While sports apparel sales accounted for only 2% of SSI's total sales in 1996, in 1997 they comprised 10% of SSI's total sales.

RCM's gross profit on sales of 18% was down 22% from 40% in 1996. This gross margin reflects start up costs relative to RCM's efforts to establish themselves in the small leather goods industry.

Selling, General and Administrative Expenses

Selling, general and administrative expenses, as a percentage of sales, increased to 39% in 1997 as compared with 35% in 1996 for the Company. SSI's expenses were 35% of the Company's total sales in 1997 as opposed to 30% of total sales in 1996, while RCM decreased its expenses from 5% of total sales in 1996 to 3% of total sales in 1997.

Operating Income (Loss)

Operating income decreased by $597,000 from 1996's profit of $307,000 to show a loss of $290,000. Reflected in 1997's operating loss were SSI's and RCM's operating losses of $27,000 and $217,000, respectively, and SBM's corporate loss of $46,000.

Interest Expense

Net interest expense was $185,000 in 1997 versus $186,000 in 1996. Approximately $98,000 in interest expense related to the borrowings on the Company's lines of credit was recorded in 1997 compared to $102,000 in 1996. Interest on a mortgage totaled approximately $67,000 in 1997.

Net Income (Loss)

The Company showed a net loss of $475,000, or $(.23) per share in 1997 compared to a net loss of $2,127,000, or $(1.05) per share in 1996. While 1996's net loss reflected a loss from discontinued operations of $2,248,000, or $(1.11) per share, income from continuing operations decreased $596,000 in 1997 to show a loss of $475,000.

1996
----

In December 1996, SBM Industries, Inc.'s ("SBM" or the "Company") 80% owned subsidiary, Carlton Press Corp. ("CPC") filed a voluntary petition under chapter 7 of the United States Bankruptcy Code. The gain on discontinuance of $401,000 and the loss from operations of $2,649,000 have been recognized as discontinued operations in the 1996 consolidated statement of income.

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

Selling, General and Administrative Expenses

Selling, general and administrative expenses, as a percentage of sales, decreased to 35% in 1996 as compared with 40% in 1995 for the Company. RCM's expenses were 5% of total sales in 1996 as opposed to 4% of total sales in 1995, while SSI decreased its expenses from 36% of total sales in 1995 to 30% of total sales in 1996. SSI's decrease is a combination of several items. A consulting agreement, as a result of a prior year acquisition, expired in 1996 and commission agreements with sales representatives have been modified to maintain profitability in specific product lines.

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

Liquidity and Capital Resources

The net decrease in cash and cash equivalents of $38,000 is attributable to cash provided by operating activities of $297,000, which was offset by cash used in investing and financing activities of $122,000 and $213,000, respectively. The combined accounts receivable of SSI and RCM decreased $977,000 or 40%, in 1997 from 1996's combined accounts receivable balance for the two entities. Inventory levels for SSI and RCM decreased $127,000 or 4%, in 1997 from those for 1996. During 1997, the Company repaid $209,000 of its outstanding debt; $163,000 related to the Carlton Press Corp. ("CPC") debt which was assumed by the Company in 1996.

The Company has a line of credit agreements with two of its banks. The Company has $1,225,000 available under the lines of credit, of which $1,125,000 was used at December 31, 1997.

The Company believes is has adequate funds available to conduct and continue its business and to repay the approximately $291,000 in long-term debt which will mature in 1998.

Year 2000 Compliance

The Company has addressed and evaluated the overall year 2000 issue. Necessary changes to the Company's computer systems have been identified and are being implemented. Date sensitive computer programs that do not properly recognize the year 2000 could generate incorrect data or cause a system to fail, resulting in business interruption. Costs incurred, which were immaterial relative to the year 2000 issue, have been expensed.

The year 2000 issue is expected to affect the systems of suppliers and vendors with which the Company interacts. There can be no assurance that any potential year 2000 noncompliance within the systems of these other companies will not have a material adverse effect on the Company.

--------------------------------------------------------------------------------
                                    thirteen

                                                            SBM Industries, Inc.

Shareholder Information
--------------------------------------------------------------------------------

Market and Dividend Information

The following table shows the quarterly per share sales price ranges of the Company's common stock on the American Stock Exchange for 1997 and 1996. No dividends were paid during this period. On March 18, 1998 there were 2,025,929 shares of common stock outstanding.

                                   -------------------       -------------------
                                           1997                      1996
----------------------             ------       ------       ------       ------
                                     High          Low         High          Low
First Quarter                      $3.875       $3.188       $5.375       $3.938
Second Quarter                      3.313        3.063        5.188        4.000
Third Quarter                       3.500        3.063        5.250        4.188
Fourth Quarter                      3.250        3.000        4.438        3.125

Annual Meeting

The Annual Meeting of Shareholders of SBM Industries, Inc. will be held on May 5, 1998.

Availability of Form 10-KSB

A copy of SBM Industries, Inc's. 1997 Annual Report to the Securities and Exchange Commission Form 10-KSB will be furnished without charge to shareholders upon written request to the Corporate Secretary.

Capital Stock Listing

American Stock Exchange
Symbol: SBM

Transfer Agent and Registrar

Harris Trust and Savings Bank, Chicago

Auditors

Arthur Andersen LLP, New York

--------------------------------------------------------------------------------
                                    fourteen

                                                            SBM Industries, Inc.
--------------------------------------------------------------------------------


                                       Officers and Directors

                                       Lawrence J. Goldstein
                                       Vice President and Director; General
                                       Partner, Santa Monica Partners

                                       Kenneth Karlan
                                       Vice President and Director

                                       Robert J. Morris
                                       Director; President of Dunhill
                                       Personnel of Manhattan

                                       Peter Nisselson
                                       President and Director

                                       Arthur Salzfass
                                       Director; President, Rutledge Books, Inc.

                                       Keith Sessler
                                       Vice President and Director

                                       Michael J. Sweedler
                                       Director; Partner, Darby and Darby,
                                       P.C.

--------------------------------------------------------------------------------
                                     fifteen

                               SBM
                               Industries
                               1865 Palmer Avenue
                               Larchmont, NY 10538