Form 10KSB, Exhibit 13
period 1998-12-31
SBM INDUSTRIES INC
filed 1999-03-31
CIK 771504

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

To Our Shareholders,

      Consolidated sales in 1998 were $13,070,000 compared to $13,716,000 in 1997. The loss in 1998 was ($360,000), or (18(cent)) per share versus a loss of ($475,000), or (23(cent)) per share in 1997. The performance of RC Manufacturing, Inc., Star Struck Inc.'s 80% owned subsidiary, is included in the above figures. In 1998, RC Manufacturing, Inc.'s sales and loss, excluding intercompany expenses, were $793,000 and ($319,000), respectively, versus $1,327,000 and ($248,000), respectively, in 1997. Please see the accompanying financial statements and notes for details.

      Changes have been made at RC Manufacturing, Inc. in both its operating management and its product focus. Whereas the main product line had been leather watch straps, the emphasis now is on leather accessories sold through various outlets. Thus far in 1999, RC Manufacturing, Inc.'s sales and operating performance are encouraging.

      The operating performance of Star Struck, Inc., SBM's wholly owned subsidiary, which traditionally distributes watch batteries, watch straps and jewelers' tools and supplies for the replacement market to jewelry and other retail stores was consistent with that of 1997. Star Struck's catalog and internet sports apparel business has been the Company's fastest growing segment since it was started three years ago. It offers a wide variety of merchandise for all major and minor league professional sports teams and over 100 colleges. Customers can purchase merchandise by calling our toll free number 1-877-THE-GAME or via Star Struck's secure web site www.starstruck.com.

      In December of 1998 Star Struck signed a three year agreement with the National Association of Professional Baseball Leagues, Inc., (NAPBL), the governing body for Minor League Baseball, whereby Star Struck has been designated as the Official Catalog and the Official On-Line Catalog of "Professional Baseball-The Minor Leagues". Under the terms of its agreement with the NAPBL, Star Struck has produced a baseball exclusive "Official Catalog" that will feature officially licensed Minor League Baseball and Major League Baseball merchandise and collectibles. The NAPBL has also established a link from its web site to Star Struck's home page designating Star Struck as The Official On-Line Catalog. The NAPBL will assist Star Struck in distributing the Official Catalog in more than 100 NAPBL stadiums.

      In addition to merchandise, Star Struck's web site, www.starstruck.com, provides scores and updates for all Major and Minor League Baseball, Major and Minor League Hockey, NBA, NFL, Major League Soccer and all NCAA basketball and football games. The web site also gives information and statistics on all leagues, such as game previews and recaps, prior days final scores, and statistics ranging from league leaders to team attendance.

      Since Star Struck sells its sports apparel line directly to the consumer where name recognition is important and there is expected to be added emphasis on caps and jerseys, the shareholders will be asked to vote to change the Company's name from SBM Industries, Inc. to Star Struck, Ltd. at the annual meeting in May. If the name change is approved, the trading symbol on the ASE will change to KAP. Kenneth Karlan, who has served as President of Star Struck, Inc. and as a Vice President of SBM Industries, Inc., will become President of Star Struck, Ltd.. I will become Chairman.

Very truly yours,


/s/ Peter Nisselson

Peter Nisselson
President
March 30, 1999


--------------------------------------------------------------------------------
                                       one

                                                            SBM Industries, Inc.

Selected Financial Information
--------------------------------------------------------------------------------

----------------------------------- ------------    ------------    ------------    ------------    ------------
December 31,                                1998            1997            1996            1995            1994
----------------------------------- ------------    ------------    ------------    ------------    ------------
Net sales                           $ 13,070,000    $ 13,716,000    $ 15,693,000    $ 14,026,000    $ 11,802,000
Income (loss) from continuing
 operations before income
 taxes and extraordinary item       $   (360,000)   $   (475,000)   $    121,000    $   (337,000)   $    596,000
Income (loss) from continuing
 operations after taxes             $   (360,000)   $   (475,000)   $    121,000    $   (343,000)   $    531,000
 Net income (loss)                  $   (360,000)   $   (475,000)   $ (2,127,000)   $   (707,000)   $  1,119,000
 Basic and diluted income (loss)
 per common share                   $       (.18)   $       (.23)   $      (1.05)   $       (.35)   $        .55
Shareholders' investment            $  3,032,000    $  3,392,000    $  3,871,000    $  6,001,000    $  6,708,000
 per common share                   $       1.50    $       1.67    $       1.91    $       2.96    $       3.31
----------------------------------- ------------    ------------    ------------    ------------    ------------
Total assets                        $  7,332,000    $  7,147,000    $  8,463,000    $ 11,537,000    $ 11,715,000
----------------------------------- ------------    ------------    ------------    ------------    ------------
Long-term debt                      $    753,000    $    899,000    $  1,103,000    $  1,333,000    $  1,233,000
----------------------------------- ------------    ------------    ------------    ------------    ------------
Cash dividends per share            $        .00    $        .00    $        .00    $        .00    $        .00
----------------------------------- ------------    ------------    ------------    ------------    ------------


--------------------------------------------------------------------------------
                                       two

                                                            SBM Industries, Inc.

Consolidated Statements of Income
-----------------------------------------------------------------------------

-------------------------------------------      ------------    ------------
For the years ended December 31,                      1998            1997
-------------------------------------------      ------------    ------------
NET SALES                                        $ 13,070,000    $ 13,716,000
     Cost of Sales                                  7,310,000       8,375,000
-------------------------------------------      ------------    ------------
      Gross Profit on Sales                         5,760,000       5,341,000
-------------------------------------------      ------------    ------------
OPERATING EXPENSES
     Selling, General and Administrative            5,551,000       5,295,000
     Depreciation and Amortization                    345,000         336,000
-------------------------------------------      ------------    ------------
Total Operating Expenses                            5,896,000       5,631,000
-------------------------------------------      ------------    ------------
         Operating Loss                              (136,000)       (290,000)
-------------------------------------------      ------------    ------------
OTHER INCOME (EXPENSES)
     Interest Expense, Net                           (224,000)       (185,000)
-------------------------------------------      ------------    ------------

-------------------------------------------      ------------    ------------
         Loss Before Income Taxes                    (360,000)       (475,000)
     Provision for Income Taxes (Note 6)                  ---             ---
-------------------------------------------      ------------    ------------
                Net Loss                         $   (360,000)   $   (475,000)
-------------------------------------------      ------------    ------------
LOSS PER COMMON SHARE (Note 1)
         Basic and Diluted:
         Net Loss per Common Share               $       (.18)   $       (.23)
-------------------------------------------      ------------    ------------
WEIGHTED AVERAGE NUMBER OF COMMON SHARES
       Basic and Diluted                            2,026,000       2,027,000
-------------------------------------------      ------------    ------------

The accompanying notes to consolidated financial statements are an integral part of these statements.

--------------------------------------------------------------------------------
                                    three

                                                            SBM Industries, Inc.

Consolidated Balance Sheet
--------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------   ------------
December 31,                                                                                          1998
-------------------------------------------------------------------------------------------   ------------
ASSETS
Current Assets:
     Cash                                                                                      $    21,000
     Accounts Receivable, Less Allowance for Doubtful Accounts of $108,000                       1,478,000
     Inventories (Note 1)                                                                        3,261,000
     Prepaid Expenses and Other Current Assets                                                     280,000
-------------------------------------------------------------------------------------------     -----------
Total Current Assets                                                                             5,040,000
-------------------------------------------------------------------------------------------     -----------
Property, plant and equipment, at cost (Note 1):
     Land, Building and Improvements                                                             1,235,000
     Machinery and Equipment                                                                     1,259,000
-------------------------------------------------------------------------------------------    -----------
                                                                                                 2,494,000
     Less - Accumulated Depreciation                                                               908,000
-------------------------------------------------------------------------------------------    -----------
                                                                                                 1,586,000
===========================================================================================    ===========
Intangible Assets and Goodwill, Net (Note 1)                                                       706,000
===========================================================================================    ===========
        Total Assets                                                                           $ 7,332,000
===========================================================================================    ===========
LIABILITIES & SHAREHOLDERS' INVESTMENT
Current Liabilities:
     Accounts Payable and Accrued Expenses (Note 2)                                            $ 1,555,000
     Deferred Income                                                                                15,000
     Current Portion of Notes Payable (Note 5)                                                     312,000
-------------------------------------------------------------------------------------------    -----------
Total Current Liabilities                                                                        1,882,000
-------------------------------------------------------------------------------------------    -----------
Other Liabilities:
     Borrowings Under Lines of Credit (Note 4)                                                   1,665,000
     Notes Payable (Note 5)                                                                        753,000
===========================================================================================    ===========
        Total Liabilities                                                                        4,300,000
===========================================================================================    ===========
Commitments and Contingencies (Notes 9 and 10)
===========================================================================================    ===========
Shareholders' investment:

     Preferred Shares, $1 Par Value - 500,000 Shares Authorized; None Issued and Outstanding
                                                                                               -----------
     Common Shares, $1 Par Value - 5,000,000 Shares Authorized; 2,025,929 Issued and
     Outstanding                                                                                 2,026,000

     Paid in Surplus                                                                             4,344,000
     Accumulated Deficit                                                                        (3,338,000)
===========================================================================================    ===========
             Total Shareholders' Investment                                                      3,032,000
===========================================================================================    ===========
             Total Liabilities and Shareholders' Investment                                    $ 7,332,000
===========================================================================================    ===========

The accompanying notes to consolidated financial statements are an integral part of this balance sheet.


--------------------------------------------------------------------------------
                                      four

                                                            SBM Industries, Inc.

Consolidated Statements of Shareholders' Investment
--------------------------------------------------------------------------------

---------------------------------------------     -----------       ------------
For the years ended December 31,                         1998               1997
---------------------------------------------     -----------       ------------
COMMON SHARES
     Balance at beginning of year                 $ 2,026,000       $ 2,027,000
     Retirement of common shares                           --            (1,000)
============================================      ===========       ===========
Balance at End of Year                            $ 2,026,000       $ 2,026,000
============================================      ===========       ===========
PAID IN SURPLUS
     Balance at beginning of year                 $ 4,344,000       $ 4,347,000
     Retirement of common shares                           --            (3,000)
============================================      ===========       ===========
Balance at End of Year                            $ 4,344,000       $ 4,344,000
============================================      ===========       ===========
ACCUMULATED DEFICIT
     Balance at beginning of year                 $(2,978,000)      $(2,503,000)
     Net Loss                                        (360,000)         (475,000)
============================================      ===========       ===========
Balance at End of Year                            $(3,338,000)      $(2,978,000)
============================================      ===========       ===========

The accompanying notes to consolidated financial statements are an integral part of these statements.


--------------------------------------------------------------------------------
                                      five

                                                            SBM Industries, Inc.

Consolidated Statements of Cash Flows
--------------------------------------------------------------------------------

---------------------------------------------------------    ---------        ---------
For the years ended December 31,                                  1998             1997
---------------------------------------------------------    ---------        ---------
CASH FLOWS FROM OPERATING ACTIVITIES
     Net Loss                                                $(360,000)       $(475,000)
     Adjustments to reconcile net loss
     to cash provided by (used in) operating activities:
     Depreciation and amortization                             345,000          336,000
     Changes in operating assets and liabilities:
        Accounts receivable                                    (23,000)         977,000
        Inventories                                           (247,000)         127,000
        Prepaid expenses and other current assets              (67,000)         (40,000)
        Accounts payable and accrued expenses                  115,000         (610,000)
        Deferred income                                         15,000          (18,000)
---------------------------------------------------------    ---------        ---------
Total Adjustments                                              138,000          772,000
---------------------------------------------------------    ---------        ---------
Net Cash Provided By (Used In) Operating Activities           (222,000)         297,000
=========================================================    =========        =========
CASH FLOWS FROM INVESTING ACTIVITIES
     Purchase of Fixed Assets                                 (234,000)        (122,000)
=========================================================    =========        =========
Net Cash Used In Investing Activities                         (234,000)        (122,000)
=========================================================    =========        =========
CASH FLOWS FROM FINANCING ACTIVITlES
     Proceeds from Notes Payable                                92,000               --
     Proceeds From Lines of Credit                             540,000               --
     Payment of Deferred Financing Fees                        (29,000)              --
     Retirement of Common Shares                                    --           (4,000)
     Payment on Notes Payable                                 (217,000)        (209,000)
=========================================================    =========        =========
Net Cash Provided By (Used In) Financing Activities            386,000         (213,000)
=========================================================    =========        =========
Net Decrease in Cash                                           (70,000)         (38,000)
=========================================================    =========        =========
Cash at Beginning of Year                                       91,000          129,000
=========================================================    =========        =========
Cash at End of Year                                          $  21,000        $  91,000
=========================================================    =========        =========

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


--------------------------------------------------------------------------------
                                       six

                                                            SBM Industries, Inc.

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

1. Summary of Major Accounting Policies:

Principles of Consolidation

The consolidated financial statements include the accounts of SBM Industries, Inc. (the "Company") and its subsidiaries, Star Struck, Inc. ("SSI") and RCM, Inc. ("RCM"). SSI is 100% owned by the Company, while RCM is an 80% owned subsidiary. As a result of the minority shareholders' proportionate share of the deficiency of RCM, the Company will recognize the first $173,000 of RCM's net income, if any, before recording any funds due to the minority stockholders. All intercompany transactions have been eliminated.

Utilization of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Certain prior year amounts have been reclassified to conform with the current year presentation.

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

Property, Plant and Equipment

The Company provides for depreciation generally using the straight-line method for financial reporting and an accelerated method for income tax purposes. Estimated useful lives are as follows:

     Assets                                     Life
     ------                                     ----
     Office Equipment                      5-7 Years
     Machinery and Equippment                7 Years
     Building and Improvements         31.5-39 Years

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

Advertising Costs

The Company expenses the costs of advertising at the initial time of advertisement, except for those costs related to direct response advertising through catalog mailings. Direct response advertising costs, consisting primarily of catalog preparation, paper and printing, are amortized over the period following the mailing of the catalog during which the benefits are expected. Sports apparel catalog expenses are amortized over the five month period following the mailing, while battery and watch strap expenses are amortized over three months.

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

Major components of intangibles are as follows:

--------------------------------     -------------          -------
                                     Amortization
Amounts in  thousands                Period (Years)            1998
--------------------------------     -------------          -------
Non-compete agreements                       7-10           $   981
Other intangibles and goodwill               3-40               404
--------------------------------     -------------          -------
                                                              1,385
Accumulated amortization                                        679
--------------------------------     -------------          =======
                                                            $   706
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

The Company has not adopted the measurement requirements of SFAS No. 123, "Accounting for Stock Based Compensation", for stock option grants to employees and, accordingly, has made all the required proforma disclosures for the years ended December 31, 1998 and 1997 in Note 3.


--------------------------------------------------------------------------------
                                     seven

                                                            SBM Industries, Inc.

--------------------------------------------------------------------------------

Recent Accounting Pronouncements

In June 1997, the Financial Accounting Standards Board issued a new disclosure standard. Results of operations and financial position will be unaffected by implementation of this new standard.

Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131"), which supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise", establishes standards for the way that public enterprises report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS No. 131 defines operating segments as components of an enterprise about which separate financial information is available that is evaluated regularly by management in deciding how to allocate resources and in assessing performance.

SFAS 131 is effective for financial statements for periods beginning after December 15, 1997 and requires comparative information for earlier years to be restated. The Company adopted this standard during the current year (see Note
7).

2. Accounts Payable and Accrued Expenses

A breakdown of significant accounts payable and accrued expenses at December 31, 1998, is as follows:

---------------------------------------       -----------
Amounts in thousands                                 1998
---------------------------------------       -----------
Accounts payable                                    1,069
Accrued expenses                                      486
---------------------------------------       ===========
                                                    1,555
                                              ===========


3. Stock Options

The 1992 Incentive Stock Option Plan of SBM Industries, Inc. is a qualified plan which reserved 100,000 shares of the Company's unissued common stock for issuance to officers and salaried employees at option prices not less than 100% of the fair market value on the date of grant. Options are exercisable one year after the date of grant and expire five years from the date of grant.


After a one year waiting period forty percent of the options granted may be exercised in the second year and twenty percent in each of the next three years.


The Company accounts for all plans under APB Opinion No. 25. No options were granted in 1998 and 1997. Had compensation cost for these plans been determined in accordance with SFAS 123, the Company's proforma net loss and EPS would be the same as the reported amounts.


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


Transactions under the Incentive Stock Option Plan during 1998 and 1997 were as follows:


Year ended December 31,                             1998                1997
----------------------------------------      ----------------    --------------
                                                      Weighted          Weighted
                                                       Average           Average
                                                      Exercise          Exercise
                                              Shares   Price     Shares    Price
----------------------------------------      ----------------    --------------
Options outstanding at beginning of year      9,150       4.74    13,400    4.64
Granted                                          --         --        --      --
Exercised                                        --         --        --      --
Terminated/Expired                           (4,000)      3.48    (4,250)   4.45
Options outstanding at end of year            5,150       5.72     9,150    4.74
Exercisable at end of year                    3,870       6.08     6,540    4.61
Weighted average fair value of
options granted                                            --                --
----------------------------------------


The following table summarizes information about stock options outstanding at December 31, 1998:

                                      Options                       Options
                                    Outstanding                   Exercisable
---------------    ------------------------------------------------------------
                                     Weighted
                        Number       Average     Weighted     Number    Weighted
                      Outstanding   Remaining    Average   Exerciseable  Average
                         at        Contractual   Exercise       at      Exercise
Excercise Price        12/31/98       Life        Price      12/31/98     Price
---------------    ------------------------------------------------------------
    $7.50               1,950         1.00        $7.50         1,950     $7.50
    $4.63               3,200         3.00         4.63         1,920     $4.63
                        5,150         2.24         5.72         3,870     $6.08
---------------    ------------------------------------------------------------


--------------------------------------------------------------------------------
                                     eight

                                                            SBM Industries, Inc.

--------------------------------------------------------------------------------

4. Borrowings Under Lines of Credit

The Company has $2,225,000 available in line of credit agreements with two of its banks. These agreements for $2,000,000 and $225,000 extend through October 2001 and January 2000, respectively. Borrowings under the lines bear interest at the prime rate plus one percent (8.75% at December 31, 1998) and prime rate plus one and one-half percent (9.25% at December 31, 1998), respectively. The Company's accounts receivable and a portion of its inventory have been pledged as collateral for these lines of credit. As of December 31, 1998, the Company had $1,665,000 outstanding under these lines of credit.

5. Notes Payable

The Company's outstanding long-term debt as of December 31, 1998, is summarized as follows:

-------------------------------------------------------------------   ----------
                                                                           1998
-------------------------------------------------------------------   ----------
Variable rate mortgage payable, due in monthly
installments to 2003; the current annual rate is
8.5%. The Companys building has been pledged
as collateral.                                                        $  663,000

Promissory note payable, due in monthly
installments from 1999 through 2000, net of
$9,000 discount. Interest imputed at 6%.                                 141,000

Promissory note payable, due in monthly
installments through 1999. Interest imputed at 6%.                       103,000

 .9% promissory note payable, due in monthly
installments through 2002.                                                23,000

7.75% promissory note payable, due to related
party in 1999.                                                            72,000

12.24% promissory note payable due in monthly
installments through 2001.                                                63,000
                                                                      ----------
                                                                       1,065,000
-------------------------------------------------------------------   ----------
Less Current Portion                                                     312,000
===================================================================   ==========
                                                                      $  753,000
===================================================================   ==========

Scheduled maturities of all long-term debt instruments at December 31, 1998 are as follows:

           1999                               $   312,000
           2000                                   136,000
           2001                                    70,000
           2002                                    44,000
           2003                                   503,000
                                              -----------
                                              $ 1,065,000
                                              -----------


Total interest expense was $293,000 and $261,000 in 1998 and 1997, respectively.

Land, building and improvements include a building with a cost of $674,000, which has a $663,000 mortgage balance at December 31, 1998.

6. Income Taxes

Deferred income taxes result from timing differences in recording of certain expenses for financial reporting and tax purposes. The source of these differences and the tax effects are as follows:

------------------------------------------     -------        -------
Amounts in thousands                              1998           1997
------------------------------------------     -------        -------
Net operating loss carryforward                $ 1,465        $ 1,345

Excess of financial amortization over
tax amortization                                    94             73

Bad debt reserves                                   32             54
                                               -------        -------
                                               $ 1,591          1,472
Valuation Allowance                             (1,591)        (1,472)
                                               -------        -------
                                               $     0        $     0
------------------------------------------     =======        =======

Reconciliations between actual tax expense and the amount computed by applying the statutory U.S. Federal Income tax rate to income (loss) from continuing operations are as follows:

                                            1998                 1997
--------------------------------    -----------------     -----------------
                                                 %of                 %of
                                               Pre-Tax             Pre-Tax
Amounts in thousands                Amount      Income    Amount   Income
--------------------------------    -----------------     -----------------
Tax at statutory
 Federal Income tax rate            $ (122)     (34.0%)   $ (162)   (34.0%)
Current year addition
 to Net Operating Loss                 122       34.0        162     34.0

State and local taxes, and other         0          0          0        0
--------------------------------    -----------------     -----------------
                                    $    0          O     $    0        0

At December 31, 1998, for tax reporting purposes, the Company had approximately $4,310,000 of operating loss carryforwards. The tax operating loss carryforwards will begin expiring in 2005.


--------------------------------------------------------------------------------
                                      nine

                                                            SBM Industries, Inc.

--------------------------------------------------------------------------------

7. Business Segments
The Company's operations by business segment for the years ended December 31, 1998 and 1997 were as follows:

                            Battery &
                          Watch Strap     Sports Apparel  Distribution       Leather
    1998                  Distribution     Distribution     Subtotal       Manufacturing      Total
------------------------------------------------------------------------------------------------------
Net Sales                 $ 10,638,000    $  1,639,000    $ 12,277,000    $    793,000    $ 13,070,000
Operating Profit (Loss)   $    167,000    $    (24,000)   $    143,000    $   (279,000)   $   (136,000)
Identifiable Assets                                       $  7,471,000*   $   (139,000)   $  7,332,000

Depreciation
& Amortization                                            $    303,000    $     42,000    $    345,000
Capital Expenditures                                      $    230,000    $      4,000    $    234,000

*Includes corporates assets amounting to $38,000

                            Battery &
                          Watch Strap     Sports Apparel  Distribution       Leather
    1997                  Distribution     Distribution     Subtotal       Manufacturing      Total
------------------------------------------------------------------------------------------------------

Net Sales                 $ 11,264,000    $  1,125,000    $ 12,389,000    $  1,327,000    $ 13,716,000
Operating Loss            $    (67,000)   $     (6,000)   $    (73,000)   $   (217,000)   $   (290,000)
Identifiable Assets                                       $  7,036,000*   $    111,000    $  7,147,000
Depreciation
& Amortization                                            $    295,000    $     41,000    $    336,000
Capital Expenditures                                      $    121,000    $      1,000    $    122,000

*Includes corporates assets amounting to $17,000

The majority of the customers in the battery and watch strap distribution business segment are small retail jewelers nationwide. The sports apparel distribution line of business sells to consumers nationwide. Leather manufacturing sales are primarily made to distributors in the United States.

8. Major Customers

During 1998 and 1997, 25% and 21%, respectively, of the the Company's total sales were made to a single customer in the battery and watch strap distribution line of business.

9. Commitments

The Company leases certain property and equipment under operating leases expiring on various dates through 2002. Total rent expense amounted to $188,603 and $164,322 in 1998 and 1997, respectively. Aggregate future minimum rent payments under the terms of non-cancelable leases as of December 31 are as follows:
               1999                        $      104,000
               2000                                91,000
               2001                                75,000
               2002                                26,000


10. Contingencies

The Company has contingent liabilities with respect to litigation and claims arising in the ordinary course of business. In the opinion of management, such contingent liabilities are not likely to result in any loss that would have a material adverse effect on the Company's operating results or finanial condition.


--------------------------------------------------------------------------------
                                       ten

                                                            SBM Industries, Inc.

Report of Independent Public Accountants
--------------------------------------------------------------------------------

To the Shareholders of SBM Industries, Inc.:

We have audited the accompanying consolidated balance sheet of SBM Industries, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1998, and the related consolidated statements of income, shareholders' investment and cash flows for each of the two years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SBM Industries, Inc., and subsidiaries as of December 31, 1998, and the results of their operations and their cash flows for each of the two years then ended, in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP
New York, New York
March 3, 1999


--------------------------------------------------------------------------------
                                     eleven

                                                            SBM Industries, Inc.

Management's Discussion and Analysis
of Financial Condition and Results of Operations
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1998 Net Sales
--------------------------------------------------------------------------------

                                            Net Sales By Segment
                                       1998                      1997
Segment                           Sales     % of Total      Sales    % of Total
-------                           -----     ----------      -----    ----------

Battery & Watch Strap
Distribution                   10,638,000     81.39%     11,264,000   82.12%

Sports Apparel Distribution     1,639,000     12.54%      1,125,000    8.21%

Leather Manufacturing             793,000      6.07%      1,327,000    9.67%
                                  -------                 ---------

Total Sales                    13,070,000                13,716,000


Battery and watch strap sales in 1998 decreased $626,000, or 5.6%, to $10,638,000 from $11,264,000 in 1997. Sports apparel sales increased $514,000, or 45.7%, to $1,639,000 from 1997 sales of $1,125,000.

Total sales for SBM in 1998 decreased 4.7% to $13,070,000 from $13,716,000 in 1997. These sales, as well as the sales and earnings from continuing operations for the five years covered by the foregoing financial statements and selected financial data, are primarily attributable to SBM's Star Struck, Inc. ("SSI") subsidiary.

Sales for SSI were $12,277,000, down 1% from $12,389,000 in 1997.
Increased sales in the first and fourth quarters of 1998 of $437,000 and $166,000, respectively, over 1997's sales for the same periods were offset by decreased sales in the second and third quarters of 1998 of $234,000 and $481,000, respectively, from 1997's sales for these periods.

RCM, Inc. ("RCM"), SSI's 80% owned watch strap and small leather goods manufacturer, had sales of $793,000. This represents a decrease in sales of $534,000, or 40%, from $1,327,000 in 1997.

--------------------------------------------------------------------------------
Gross Profit
--------------------------------------------------------------------------------

Gross profit, as a percentage of sales, increased to 44% in 1998 from 39% in 1997.

SSI's gross profit on sales of 46% was up 5% from 41% in 1997. This increase can be attributable to increased sports apparel sales which had a higher gross margin than the other product lines distributed by SSI. While sports apparel sales accounted for only 10% of SSI's total sales in 1997, in 1998 they comprised 13% of SSI's total sales.

RCM's gross profit on sales of 10% was down 8% from 18% in 1997. This gross margin reflects start up costs relative to RCM's efforts to establish itself in the small leather goods industry.

--------------------------------------------------------------------------------
Selling, General and Administrative Expenses
--------------------------------------------------------------------------------

Selling, general and administrative expenses, as a percentage of sales, increased to 42% in 1998 compared with 39% in 1997 for the Company. SSI's expenses were 40% of the Company's total sales in 1998 as opposed to 35% of total sales in 1997, while RCM decreased its expenses from 3% of total sales in 1997 to 2% of total sales in 1998.

--------------------------------------------------------------------------------
Operating Income (Loss)
--------------------------------------------------------------------------------

                       Operating Income/(Loss) by Segment

                                                    1998               1997
                                                  Operating          Operating
Segment                                         Income/(Loss)      Income/(Loss)
-------                                         -------------      -------------

Battery & Watch Strap
Distribution                                       167,000            (67,000)

Sports Apparel Distribution                        (24,000)            (6,000)

Leather Manufacturing                             (279,000)          (217,000)

Total Operating Income/(Loss)                     (136,000)          (290,000)

Operating income in the battery and watch strap segment increased by $234,000 over 1997's operating loss of $67,000 to show an operating profit of $167,000 in 1998. The sports apparel operating loss increased by $18,000 from 1997's operating loss of $6,000 to show an operating loss of $24,000 in 1998.

Operating loss decreased by $154,000 from 1997's loss of $290,000 to show a loss of $136,000. Reflected in 1998's operating loss was SSI's operating profit of $178,000, which was offset by RCM's operating loss of $279,000 and SBM's corporate loss of $35,000.

--------------------------------------------------------------------------------
Interest Expense
--------------------------------------------------------------------------------

Net interest expense was $224,000 in 1998 versus $185,000 in 1997. Approximately $122,000 in interest expense related to the borrowing on the Company's lines of credit was recorded in 1998 compared to $98,000 in 1997. Interest on a mortgage totaled approximately $63,000 in 1998.

--------------------------------------------------------------------------------
Net Income (Loss)
--------------------------------------------------------------------------------

The Company showed a net loss of $360,000, or $(.18) per share in 1998 compared to a net loss of $475,000, or $(.23) per share in 1997.


--------------------------------------------------------------------------------
                                     twelve

                                                            SBM Industries, Inc.

Management's Discussion and Analysis
of Financial Condition and Results of Operations
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1997 Net Sales
--------------------------------------------------------------------------------

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

RCM, Inc. ("RCM"), SSI's 80% owned watch strap and small leather goods manufacturer, had sales of $1,327,000. This represents a decrease in sales of $987,000, or 43%, from $2,314,000 in 1996 due to the loss of business from a major watch strap customer.

--------------------------------------------------------------------------------
Gross Profit
--------------------------------------------------------------------------------

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

RCM's gross profit on sales of 18% was down 22% from 40% in 1996. This gross margin reflects start up costs relative to RCM's efforts to establish itself in the small leather goods industry.

--------------------------------------------------------------------------------
Selling, General and Administrative Expenses
--------------------------------------------------------------------------------

Selling, general and administrative expenses, as a percentage of sales, increased to 39% in 1997 as compared with 35% in 1996 for the Company. SSI's expenses were 35% of the Company's total sales in 1997 as opposed to 30% of total sales in 1996, while RCM decreased its expenses from 5% of total sales in 1996 to 3% of total sales in 1997.

--------------------------------------------------------------------------------
Operating Income (Loss)
--------------------------------------------------------------------------------

Operating income decreased by $597,000 from 1996's profit of $307,000 to show a loss of $290,000. Reflected in 1997's operating loss were SSI's and RCM's operating losses of $27,000 and $217,000, respectively, and SBM's corporate loss of $46,000.

--------------------------------------------------------------------------------
Interest Expense
--------------------------------------------------------------------------------

Net interest expense was $185,000 in 1997 versus $186,000 in 1996. Approximately $98,000 in interest expense related to the borrowings on the Company's lines of credit was recorded in 1997 compared to $102,000 in 1996. Interest on a mortgage totaled approximately $67,000 in 1997.

--------------------------------------------------------------------------------
Net Income (Loss)
--------------------------------------------------------------------------------

The Company showed a net loss of $475,000, or $(.23) per share in 1997 compared to a net loss of $2,127,000, or $(1.05) per share in 1996. While 1996's net loss reflected a loss from discontinued operations of $2,248,000, or $(1.11) per share, income from continuing operations decreased $596,000 in 1997 to show a loss of $475,000.

--------------------------------------------------------------------------------
Liquidity and Capital Resources
--------------------------------------------------------------------------------

The net decrease in cash of $70,000 is attributable to cash provided by financing activities of $386,000, which was offset by cash used in operating and investing activities of $222,000 and $234,000, respectively. The combined accounts receivable of SSI and RCM increased $23,000, or 1.6%, in 1998 from 1997's combined accounts receivable balance for the two entities. Inventory levels for SSI and RCM increased $247,000, or 8.2%, in 1998 from those for 1997. During 1998, the Company repaid $217,000 of its outstanding debt.

The Company has line of credit agreements with two of its banks. The Company has $2,225,000 available under the lines, of which $1,665,000 was used at December 31, 1998. The Company believes is has adequate funds available to conduct and continue its business and to repay the approximately $312,000 in long-term debt which will mature in 1999.

--------------------------------------------------------------------------------
Year 2000 Compliance
--------------------------------------------------------------------------------

The Company has overall addressed and evaluated the year 2000 issue. Date sensitive computer programs that do not properly recognize the year 2000 could generate incorrect data or cause a system to fail, resulting in business interruption. Necessary changes to the Company's computer systems have been identified and are being implemented. Costs incurred, which were immaterial relative to the year 2000 issue, have been expensed.

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


--------------------------------------------------------------------------------
                                    thirteen

                                                            SBM Industries, Inc.

--------------------------------------------------------------------------------
Shareholder Information
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Market and Dividend Information

The following table shows the quarterly per share sales price ranges of the Company's common stock on the American Stock Exchange for 1998 and 1997. No dividends were paid during this period. On March 17, 1999 there were 2,025,929 shares of common stock outstanding.

                                      ------------------      ------------------
                                             1998                   1997
                                       High        Low         High       Low
--------------                        ------      ------      ------     ------

First Quarter                         $3.625      $3.125      $3.875      $3.188
Second Quarter                         4.125       3.500       3.313       3.063
Third Quarter                          3.250       3.125       3.500       3.063
Fourth Quarter                         3.500       3.000       3.250       3.000

Annual Meeting

The Annual Meeting of Shareholders of SBM Industries, Inc. will be held on May 3, 1999.

Availability of Form 10-KSB

A copy of SBM Industries, Inc's. 1998 Annual Report to the Securities and Exchange Commission Form 10-KSB will be furnished without charge to shareholders upon written request to the Corporate Secretary.

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