Form 10KSB, Exhibit 13
period 1999-12-31
STAR STUCK LTD
filed 2000-03-29
CIK 771504

                                                                      Exhibit 13

                               Star Struck, Ltd.
















                                                                         1.9.9.9
                                                                          ANNUAL
                                                                          REPORT

                                                               Star Struck, Ltd.

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

                                                               Star Struck, Ltd.

To Our Shareholders
--------------------------------------------------------------------------------

To Our Shareholders,

Sales from continuing operations were $11,568,000 in 1999 versus $12,277,000 in 1998. The loss from continuing operations was ($386,000) or (19(cent)) per share in 1999 versus a loss of ($41,000) or (2(cent)) per share in 1998. These results do not include losses of ($573,000) in 1999 and ($319,000) in 1998 resulting from the Company's discontinued leather manufacturing business. Please see the accompanying financial statements for details.

The acquisition of the leather watch strap manufacturing business in 1994 was intended to complement the Company's core business of distributing watch batteries and watch straps for the replacement market to jewelry stores and other retailers. However, the availability of comparable products from overseas at substantially lower cost had a significant adverse effect on the performance of the business. Several attempts to penetrate alternate leather goods markets had limited success. Management decided to cut the Company's losses and close the business.

While maintaining the Company's core business, the focus will now be on further expansion of Star Struck, Inc.'s catalog and internet sports apparel business through the development of new partnerships. Since name recognition is important in the retail industry, the Company's name and trading symbol on the ASE were changed from SBM Industries, Inc. (SBM) to Star Struck, Ltd. (KAP) at the annual meeting in May of 1999.

To gain entry and access to opportunities in the combined world of sports and business, Star Struck, Inc. has established an Advisory Board consisting of sports figures. Baseball Hall of Fame member Lou Brock was the first appointee to the board in September of 1999. Gabe Kapler, the starting right fielder for the Texas Rangers, joined him in January of 2000; as did Pat LaFontaine, a former premier center in the National Hockey League, in March of 2000.

To capitalize on the growing popularity of minor league baseball, Star Struck, Inc. enhanced its web site, www.starstruck.com, through an agreement with
                            -------------------
www.attheyard.com in December of 1999. The acquired web site focuses on Minor
-----------------
League Baseball and features player journals, coaching lessons and baseball information. This will be a good fit for Star Struck's Official Catalog and Official On-Line Catalog of "Professional Baseball-The Minor Leagues".

In December of 1999 Star Struck signed a three year agreement with Major League Soccer ("MLS") as the Official Catalog of Major League Soccer. Under the terms of the agreement, Star Struck will produce a catalog containing authentic and replica jerseys, caps , T-shirts, scarves, and equipment, as well as other apparel and collectibles. The catalog is also intended to serve as a reference guide and will contain MLS league and player information. All merchandise contained in the catalog will be featured at MLS's e-commerce site, MLSgear.com.
                                                                    ------------
Star Struck, Inc. will also act as a fulfillment house for MLS merchandise sold at this web site.

Over the past several years the Company has made various acquisitions. Some of these have proven successful, while others have not. Management's objective is to focus its efforts on sports apparel, the business which has shown steady growth and has the greatest potential.

Very truly yours,

Kenneth Karlan
President
March 24, 2000

--------------------------------------------------------------------------------
                                      one

                                                               Star Struck, Ltd.

Selected Financial Information
--------------------------------------------------------------------------------

------------------------------------------------------------       ----------       -----------       -----------       -----------
December 31,                                        1999             1998              1997              1996               1995
------------------------------------------------------------       ----------       -----------       -----------       -----------
Net sales                                      $ 11,568,000      $ 12,277,000      $ 12,389,000      $ 13,379,000      $ 13,094,000
Loss from continuing
 operations before income
 taxes and extraordinary item                  $   (386,000)     $    (41,000)     $   (215,000)     $    (55,000)     $    (36,000)

 Loss from continuing
 operations after taxes                        $   (386,000)     $    (41,000)     $   (215,000)     $    (55,000)     $    (42,000)

 Net loss                                      $   (959,000)     $   (360,000)     $   (475,000)     $ (2,127,000)     $   (707,000)

 Basic and diluted loss
 per common share                              $       (.47)     $       (.18)     $       (.23)     $      (1.05)     $       (.35)

Shareholders' investment                        $  2,073,000      $  3,032,000      $  3,392,000      $  3,871,000      $  6,001,000

 per common share                              $       1.02      $       1.50      $       1.67      $       1.91      $       2.96
------------------------------------------------ -----------       ------------      ------------      ------------      -----------

Total assets                                   $  6,684,000      $  7,332,000      $  7,147,000      $  8,463,000      $ 11,537,000
------------------------------------------------ -----------       ------------      ------------      ------------      -----------

Long-term debt                                 $   2,228,000     $  2,193,000      $    899,000      $  1,103,000      $  1,333,000
------------------------------------------------ -----------       ------------      ------------      ------------      -----------

Cash dividends per share                       $        .00      $        .00      $        .00      $        .00      $        .00
------------------------------------------------ -----------       ------------      ------------      ------------      -----------


--------------------------------------------------------------------------------
                                      two

                                                               Star Struck, Ltd.


Consolidated Statements of Income
--------------------------------------------------------------------------------


-------------------------------------------------         ----------      -----------
For the years ended December 31,                             1999           1998
-------------------------------------------------         ----------      -----------
NET SALES                                               $ 11,568,000    $ 12,277,000
  Cost of Sales                                            5,711,000       6,599,000
-------------------------------------------------         ----------      -----------
    Gross Profit on Sales                                  5,857,000       5,678,000
-------------------------------------------------         ----------      -----------
OPERATING EXPENSES
  Selling, General and Administrative                      5,674,000       5,232,000
  Depreciation and Amortization                              339,000         303,000
-------------------------------------------------         ----------      -----------
Total Operating Expenses                                   6,013,000       5,535,000
                                                          ----------      -----------
   Operating Profit (Loss)                                  (156,000)        143,000
-------------------------------------------------         ----------      -----------
OTHER INCOME (EXPENSE)
  Interest Expense, Net                                     (230,000)       (184,000)
-------------------------------------------------         ----------      -----------
-------------------------------------------------         ----------      -----------
    Loss from Continuing Operations Before Income           (386,000)        (41,000)
     Taxes
   Provision for Income Taxes (Note 6)                          ----            ----
-------------------------------------------------         ----------      -----------
    Loss from Continuing Operations                         (386,000)        (41,000)
-------------------------------------------------         ----------      -----------
    Loss from Discontinued Operations                       (573,000)       (319,000)
-------------------------------------------------         ----------      -----------
    Net Loss                                            $   (959,000)   $   (360,000)
-------------------------------------------------         ----------      -----------
LOSS PER COMMON SHARE (Note 1)
    Basic and Diluted:

    Loss per Common Share
      Loss from Continuing Operations                   $       (.19)   $       (.02)
-------------------------------------------------         ----------      -----------
      Loss From Discontinued Operations                         (.28)           (.16)
-------------------------------------------------         ----------      -----------
    Net Loss per Common Share                           $       (.47)   $       (.18)
-------------------------------------------------         ----------      -----------
WEIGHTED AVERAGE NUMBER OF COMMON SHARES
    Basic and Diluted                                      2,026,000       2,026,000
-------------------------------------------------         ----------      -----------

The accompanying notes to consolidated financial statements are an integral part of these statements.

--------------------------------------------------------------------------------
                                     three

                                                               Star Struck, Ltd.

Consolidated Balance Sheet
--------------------------------------------------------------------------------

------------------------------------------------------------------------------------     --------------
December 31,                                                                                  1999
------------------------------------------------------------------------------------     --------------
ASSETS
Current Assets:

     Cash                                                                                  $    56,000
     Accounts Receivable, Less Allowance for Doubtful Accounts of $108,000                   1,023,000
     Inventories (Note 1)                                                                    3,353,000
     Prepaid Expenses and Other Current Assets                                                 331,000
     Assets Held for Sale                                                                       40,000
------------------------------------------------------------------------------------     --------------
Total Current Assets                                                                         4,803,000
------------------------------------------------------------------------------------     --------------
Property, plant and equipment, at cost (Note 1):
     Land, Building and Improvements                                                         1,235,000
     Machinery and Equipment                                                                   866,000
------------------------------------------------------------------------------------     --------------
                                                                                             2,101,000
     Less - Accumulated Depreciation                                                           764,000
------------------------------------------------------------------------------------     --------------
                                                                                             1,337,000
====================================================================================     ==============
Intangible Assets and Goodwill, Net (Note 1)                                                   544,000
====================================================================================     ==============
       Total Assets                                                                          6,684,000
====================================================================================     ==============
LIABILITIES & SHAREHOLDERS' INVESTMENT
Current Liabilities:
     Accounts Payable and Accrued Expenses (Note 2)                                          2,017,000
     Current Portion of Borrowings Under Lines of Credit (Notes 4)                             225,000
     Current Portion of Notes Payable (Note 5)                                                 141,000
------------------------------------------------------------------------------------     --------------
Total Current Liabilities                                                                    2,383,000
------------------------------------------------------------------------------------     --------------
Other Liabilities:
     Borrowings Under Lines of Credit (Note 4)                                               1,612,000
     Notes Payable (Note 5)                                                                    616,000
====================================================================================     ==============
       Total Liabilities                                                                     4,611,000
====================================================================================     ==============
Commitments and Contingencies (Notes 10 and 11)
====================================================================================      =============
Shareholders' Investment:
     Preferred Shares, $1 Par Value - 500,000 Shares Authorized; None Issued and
       Outstanding                                                                             -------
     Common Shares, $1 Par Value - 5,000,000 Shares Authorized; 2,025,899 Issued
       and Outstanding                                                                        2,026,000

     Paid in Surplus                                                                          4,344,000
     Accumulated Deficit                                                                     (4,297,000)
====================================================================================     ===============
       Total Shareholders' Investment                                                          2,073,000
====================================================================================     ==============
       Total Liabilities and Shareholders' Investment                                        $ 6,684,000
====================================================================================     ==============

The accompanying notes to consolidated financial statements are an integral part of this balance sheet.

--------------------------------------------------------------------------------
                                     four

                                                               Star Struck, Ltd.

Consolidated Statements of Shareholders' Investment
--------------------------------------------------------------------------------
-----------------------------------------         ----------         ----------
For the years ended December 31,                     1999              1998
-----------------------------------------         ----------         ----------
COMMON SHARES
   Balance at beginning of year                  $ 2,026,000        $ 2,026,000
   Changes during year                               -------            -------
=========================================         ==========         ==========
Balance at End of Year                           $ 2,026,000        $ 2,026,000
=========================================         ==========         ==========
PAID IN SURPLUS
   Balance at beginning of year                  $ 4,344,000        $ 4,344,000
   Changes during year                               -------            -------
=========================================         ==========         ==========
Balance at End of Year                           $ 4,344,000        $ 4,344,000
=========================================         ==========         ==========
ACCUMULATED DEFICIT
   Balance at beginning of year                  $(3,338,000)       $(2,978,000)
   Net Loss                                         (959,000)          (360,000)
=========================================         ==========         ==========
Balance at End of Year                           $(4,297,000)       $(3,338,000)
=========================================         ==========         ==========

The accompanying notes to consolidated financial statements are an integral part of these statements.

--------------------------------------------------------------------------------
                                     five

                                                               Star Struck, Ltd.

Consolidated Statements of Cash Flows
--------------------------------------------------------------------------------

---------------------------------------------------------------------------------           ------------    -------------
For the years ended December 31,                                                                1999            1998
---------------------------------------------------------------------------------           ------------    -------------
CASH FLOWS FROM OPERATING ACTIVITIES
     Net Loss                                                                               $  (959,000)   $  (360,000)
     Adjustments to reconcile net loss
     to cash provided by (used in) operating activities:
     Bad debt expense                                                                            ------         67,000
     Depreciation and amortization                                                              339,000        303,000
     Loss from discontinued operations                                                          573,000        319,000
     Changes in operating assets and liabilities:
        Accounts receivable                                                                     375,000        (75,000)
        Inventories                                                                            (475,000)      (253,000)
        Prepaid expenses and other current assets                                               (62,000)       (60,000)
        Accounts payable and accrued expenses                                                   571,000         (8,000)
        Deferred contract fees                                                                  (76,000)        ------
---------------------------------------------------------------------------------           ------------    -------------
Total Adjustments                                                                             1,245,000        293,000
---------------------------------------------------------------------------------           ------------    -------------
Net Cash Provided By (Used In) Operating Activities                                             286,000        (67,000)
=================================================================================           ============    =============
CASH FLOWS FROM INVESTING ACTIVITIES
     Purchase of Fixed Assets                                                                   (42,000)      (230,000)
=================================================================================           ============    =============
Net Cash Used In Investing Activities                                                           (42,000)      (230,000)
=================================================================================           ============    =============
CASH FLOWS FROM FINANCING ACTIVITIES
     Proceeds from Notes Payable                                                                -------         92,000
     Proceeds from Lines of Credit                                                              172,000        540,000
     Payment of Deferred Financing Fees                                                         -------        (29,000)
     Payment on Notes Payable                                                                  (236,000)      (212,000)
=================================================================================           ============    =============
Net Cash Provided By (Used In) Financing Activities                                             (64,000)       391,000
=================================================================================           ============    =============
Net Cash Used In Discontinued Operations                                                       (145,000)      (164,000)
=================================================================================           ============    =============
Net Increase (Decrease) in Cash                                                                  35,000        (70,000)
=================================================================================           ============    =============
Cash at Beginning of Year                                                                        21,000         91,000
=================================================================================           ============   ==============
Cash at End of Year                                                                         $    56,000    $    21,000
=================================================================================           ============   ==============


The accompanying notes to consolidated financial statements are an integral part of these statements.

--------------------------------------------------------------------------------
                                      six

                                                               Star Struck, Ltd.

Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

1. Summary of Major Significant Policies:

Principles of Consolidation

The consolidated financial statements include the accounts of Star Struck, Ltd. (the "Company" or "SSL") and its 100% owned subsidiary, Star Struck, Inc. ("SSI"). The RCM, Inc. ("RCM") business is accounted for as a discontinued operation (See Note 7). All intercompany transactions have been eliminated.

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

Reclassifications

Certain prior year amounts have been reclassified to conform with the current year presentation.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with an original maturity of three months or less to be cash equivalents. Cash equivalents consist primarily of overnight commercial paper and are stated at cost, which approximates market, and are considered available for sale. At December 31, 1999, the Company had no cash equivalents.

SFAS No. 115, "Accounting of Certain Investments in Debt and Equity Securities," requires the classification of debt and equity securities based on whether the securities will be held to maturity, are considered trading securities or are available-for-sale. Classification within these categories may require the securities to be reported at their fair market value with unrealized gains and losses included either in current earnings or reported as a separate component of shareholders' investment.

Inventories

Inventories, with the exception of gold, are stated at the lower of cost (first-in, first-out) or market. Gold inventory (approximately $276,000 at December 31, 1999) is valued at market. Inventories consist principally of finished goods.

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

Revenue Recognition

Revenue is recognized upon shipment of merchandise to customers net of applicable provisions for discounts and allowances for returns based on Company estimates. The Company also provides for its estimate of bad debts at the time of sale as selling, general and administrative expenses.

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

Major components of intangibles are as follows:

                                         Amortization
Amounts in thousands                    Period (Years)             1999
---------------------------------       --------------         --------
Non-compete agreements                           7-10         $     981
Other intangibles and goodwill                   3-40               375
---------------------------------       --------------         --------
                                                                  1,356
Accumulated amortization                                            812
---------------------------------       --------------         --------
                                                              $     544
                                                               ========

--------------------------------------------------------------------------------
                                     seven

                                                               Star Struck, Ltd.

--------------------------------------------------------------------------------

Stock Options

The Company currently follows the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," ("APB 25"), which requires compensation expense for the Company's options to be recognized only if the market price of the underlying stock exceeds the exercise price on the date of the grant.

As permitted, the Company has adopted the disclosure-only requirements of SFAS No. 123, "Accounting for Stock Based Compensation," for stock option grants to employees and, accordingly, has made all the required proforma disclosures for the years ended December 31, 1999 and 1998 in Note 3.

Comprehensive Income

The Company complies with the provisions of SFAS No. 130, "Reporting Comprehensive Income," which requires companies to report all changes in equity during a period, except those resulting from investment by owners and distributions to owners, for the period in which they are recognized. Comprehensive income is the total of net income and all other nonowner changes in equity (or other comprehensive income) such as unrealized gains or loses on securities classified as available-for-sale, foreign currency translation adjustments and minimum pension liability adjustments. Comprehensive and other comprehensive income must be reported on the face of annual financial statements. The Company's operations did not give rise to any material items includable in comprehensive income which were not already in net income for the years ended December 31, 1999 and 1998. Accordingly, the Company's comprehensive income is the same as its net income for all periods presented.

Recent Accounting Pronouncements

In June 1999, the Financial Accounting Standards Boards issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of SFAS No. 133." The statement defers, for one year, the effective date of SFAS No. 133, which was issued in June 1998. The statement establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability and be measured at its fair value. Additionally, any changes in the derivative's fair value are to be recognized currently in earnings, unless specific hedge accounting criteria are met. This statement is effective for fiscal years beginning after June 15, 2000. The Company does not believe that adoption of this statement will have a material impact on its consolidated financial statements.

2. Accounts Payable and Accrued Expenses

A breakdown of significant accounts payable and accrued expenses at December 31, 1999, is as follows:

--------------------------------                                   -------------
Amounts in thousands                                                        1999
--------------------------------                                   -------------
Accounts payable                                                           1,217
Accrued expenses                                                             800
--------------------------------                                   -------------
                                                                  $        2,017
                                                                   =============

3. Stock Options

The 1992 Incentive Stock Option Plan of Star Struck Ltd. is a qualified plan which reserved 100,000 shares of the Company's unissued common stock for issuance to officers and salaried employees at option prices not less than 100% of the fair market value on the date of grant. Options are exercisable one year after the date of grant and expire five years from the date of grant.

After a one year waiting period, forty percent of the options granted may be exercised in the second year, and twenty percent in each of the next three years.

The Company accounts for all plans under APB Opinion No. 25. No options were granted in 1999 and 1998. Had compensation cost for these plans been determined in accordance with SFAS 123, the Company's proforma net loss and EPS would be the same as the reported amounts.

Under SFAS 123, the fair value of each option is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants in 1996: (1) expected life of option of eight years;
(2) dividend yield of 0%; (3) expected volatility of 46%; and (4) risk-free interest rate of 6.87%.

Because SFAS 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro-forma compensation cost may not be representative of that to be expected in future years.

Transactions under the Incentive Stock Option Plan during 1999 and 1998 were as follows:

Year ended December 31,                           1999             1998
-----------------------------------------   ----------------  ----------------
                                                    Weighted          Weighted
                                                    Average           Average
                                                    Exercise          Exercise
                                             Shares   Price    Shares   Price
-----------------------------------------   ----------------  ----------------
Options outstanding at beginning of year     5,150    5.72     9,150      4.74
Granted                                         --      --        --        --
Exercised                                       --      --        --        --
Terminated/Expired                          (1,950)   7.50    (4,000)     3.48
                                             -----             -----

Options outstanding at end of year           3,200    4.63     5,150      5.72
                                             =====             =====

Exercisable at end of year                   2,560    4.63     3,870      6.08
                                             =====    ====     =====      ====

Weighted average fair value of
options granted                                --      --        --        --

Shares available for future grant           96,800            94,850
-----------------------------------------

The following table summarizes information about stock options outstanding at December 31, 1999:

                             Options                    Options
                           Outstanding                Excercisable
-------------- -----------------------------------------------------------
                            Weighted
                  Number     Average    Weighted     Number     Weighted
               Outstanding  Remaining   Average   Excercisable   Average
                    at     Contractual  Exercise       at       Excercise
Exercise Price   12/31/99    Life        Price      12/31/99      Price
-------------- -----------------------------------------------------------
    $4.63          3,200     2.00        $4.63        2,560     $4.63
                   -----                              -----
-------------- -----------------------------------------------------------


--------------------------------------------------------------------------------
                                     eight

                                                               Star Struck, Ltd.

4. Borrowings Under Lines of Credit

The Company has $2,000,000 available in a line of credit agreement with one of its banks. This agreement extends through October 2001 and bears interest at the prime rate plus one percent (9.50% at December 31, 1999). The Company's accounts receivable and a portion of its inventory have been pledged as collateral for this line of credit. The agreement contains certain financial covenants, including the requirement for SSI to maintain a minimum debt service coverage ratio. SSI did not comply with this covenant at December 31, 1999, and accordingly, received a waiver with respect to such covenant from its bank lender. As of December 31, 1999, the Company had $1,612,000 outstanding under this line of credit.

In addition to the amount outstanding under the above referenced line of credit agreement, the Company has guaranteed $225,000 outstanding under a line of credit agreement entered into by RC Manufacturing, Inc. The repayment terms for this indebtedness have yet to be determined.

5. Notes Payable

The Company's outstanding long-term debt as of December 31, 1999, is summarized as follows:

--------------------------------------------------------------------------------
                                                                         1999
--------------------------------------------------------------------------------
Variable rate mortgage payable, due in monthly
installments to 2003; the current annual rate is
9.25%. The Company's building has been pledged
as collateral.                                                   $    623,000

Promissory note payable, due in monthly
installments through 2000. Interest imputed at 6%.                     74,000

 .9% promissory note payable, due in monthly
installments through 2002.                                             17,000

12.24% promissory note payable due in monthly
installments through 2001.                                             43,000

                                                                 ---------------
                                                                      757,000
--------------------------------------------------------------------------------
Less Current Portion                                                  141,000
--------------------------------------------------------------------------------
                                                                 $    616,000
--------------------------------------------------------------------------------

Scheduled maturities of all long-term debt instruments at December 31, 1999 are as follows:

               2000                                $   141,000
               2001                                     69,000
               2002                                     44,000
               2003                                    503,000
                                                   ------------
                                                   $   757,000
                                                   ------------

Total interest expense was $230,000 and $187,000 in 1999 and 1998, respectively.

Land, building and improvements include a building with a cost of $674,000, which has a $623,000 mortgage balance at December 31, 1999.

6. Income Taxes

Deferred income taxes result from temporary differences in the recording of certain expenses for financial reporting and income tax purposes. The source of these differences and the tax effects are as follows:

---------------------------------------           --------   --------
Amounts in thousands                                  1999       1998
---------------------------------------           --------   --------
Net operating loss carryforward                   $  1,763   $  1,465
Excess of financial amortization over
tax amortization                                       116         94
Bad debt reserves                                       32         32
                                                  --------   --------
                                                  $  1,911   $  1,591
Valuation Allowance                                 (1,911)    (1,591)
---------------------------------------           --------   --------
                                                  $      0   $      0

Reconciliations between actual tax expense and the amount computed by applying the statutory U.S. Federal Income tax rate to income (loss) from continuing operations are as follows:

                                                 1999                1998
---------------------------------------    -----------------   -----------------
                                                    % of                % of
                                                    Pre-Tax             Pre-Tax
Amounts in thousands                        Amount  Income      Amount  Income
---------------------------------------    -----------------   -----------------
Tax at statutory
Federal Income tax rate                    $ (131)  (34.0%)    $ (122)  (34.0%)
Current year addition
to Net Operating Loss                         131    34.0         122    34.0

State and local taxes, and other                0       0           0       0
---------------------------------------    -----------------   -----------------
                                           $    0       0      $    0       0


At December 31, 1999, for federal income tax reporting purposes, the Company had approximately $5,186,000 of operating loss carryforwards. The tax operating loss carryforwards will begin expiring in 2005.

7. Discontinued Operations

In September 1999, the Company's 80% owned subsidiary, RCM, discontinued its operations. The net loss from the discontinuance of RCM of $573,000 has been recorded as discontinued operations in the 1999 consolidated statement of income. All periods presented have been restated to reflect the discontinued operations.

In 1999 and 1998 net sales for RCM were $523,000 and $793,000, respectively.

-------------------------------------------------------------------------------
                                     nine

                                                               Star Struck, Ltd.

8. Business Segments

The Company's continuing operations by business segment for the years ended December 31, 1999 and 1998 were as follows:


                         Battery & Watch Strap   Sports Apparel
         1999                Distribution         Distribution        Total
--------------------------------------------------------------------------------
Net Sales                $          9,148,000    $   2,420,000   $  11,568,000

Operating Loss           $            (40,000)   $    (116,000)  $    (156,000)

Identifiable Assets                                              $   6,684,000

Depreciation
& Amortization                                                   $     339,000

Capital Expenditures                                             $      42,000


                         Battery & Watch Strap   Sports Apparel
         1998                Distribution         Distribution        Total
--------------------------------------------------------------------------------
Net Sales                $         10,638,000    $   1,639,000   $  12,277,000

Operating Profit (Loss)  $            267,000    $    (124,000)  $     143,000

Identifiable Assets                                              $   7,332,000

Depreciation
& Amortization                                                   $     303,000

Capital Expenditures                                             $     230,000

The majority of the customers in the battery and watch strap distribution business segment are small retail jewelers nationwide. The sports apparel distribution line of business sells to consumers internationally.

9. Major Customers

During 1999 and 1998, 32% and 25%, respectively, of the Company's total sales were made to a single customer in the battery and watch strap distribution line of business.

10. Commitments

The Company leases certain property and equipment under operating leases expiring on various dates through 2003. Total rent expense amounted to $146,321 and $188,603 in 1999 and 1998, respectively. Aggregate future minimum rent payments under the terms of non-cancelable leases as of December 31 are as follows:

              2000                                 $ 88,000
              2001                                   81,000
              2002                                   32,000
              2003                                    5,000

11. Contingencies

The Company has contingent liabilities with respect to litigation and claims arising in the ordinary course of business. In the opinion of management, such contingent liabilities are not likely to result in any loss that would have a material adverse effect on the Company's operating results or financial condition.

-------------------------------------------------------------------------------
                                      ten

                                                               Star Struck, Ltd.

Report of Independent Public Accountants


To the Shareholders of Star Struck, Ltd.:

We have audited the accompanying consolidated balance sheet of Star Struck, Ltd. (a Delaware corporation) and subsidiaries as of December 31, 1999, and the related consolidated statements of income, shareholders' investment and cash flows for each of the two years in the period ending December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Star Struck, Ltd., and subsidiaries as of December 31, 1999, and the results of their operations and their cash flows for each of the two years in the period ending December 31, 1999, in conformity with accounting principles generally accepted in the United States.



ARTHUR ANDERSEN LLP
New York, New York
March 6, 2000

--------------------------------------------------------------------------------
                                    eleven

                                                               Star Struck, Ltd.

Management's Discussion and Analysis
of Financial Condition and Results of Operations

1999
Net Sales

                                        Net Sales By Segment
                                     1999                       1998
Segment                       Sales        % of Total      Sales    % of Total

Battery & Watch Strap
Distribution                   9,148,000     79.08%      10,638,000   86.65%

Sports Apparel Distribution    2,420,000     20.92%       1,639,000   13.35%
                              ----------                 ----------
Total Sales                   11,568,000                 12,277,000


Total sales for SSI from continuing operations in 1999 decreased 5.8% to $11,568,000 from $12,277,000 in 1998.

SSI's battery and watch strap sales were $9,148,000 in 1999. This is a decrease of $1,490,000, or 14%, from 1998's sales of $10,638,000. Sales decreased by $224,000 and $407,000 in the first and second quarters, respectively, from 1998's sales for these periods. The third and fourth quarters also showed decreases in sales of $191,000 and $668,000, respectively, from 1998's sales for the same periods.

SSI's sports apparel sales were $2,420,000 in 1999. This is an increase of $781,000, or 47.7%, over 1998's sales of $1,639,000. Decreased sales in the first quarter of $86,000 from 1998's sales were offset by increased sales in the second, third and fourth quarters of $280,000, $150,000 and $437,000, respectively, over 1998's sales for these periods.

Gross Profit

Gross profit, as a percentage of sales, increased to 51% in 1999 from 46% in 1998. This increase can be attributable to increased sports apparel sales which had a higher gross margin than the other product lines distributed by SSI. While sports apparel sales accounted for only 13% of SSI's total sales in 1998, in 1999 they comprised 21% of SSI's total sales.

Selling, General and Administrative
Expenses

Selling, general and administrative expenses, as a percentage of sales, increased to 49% in 1999 compared with 42.6% in 1998 for the Company. SSI's expenses were 48.8% of the Company's total sales in 1999 as opposed to 42.3% of total sales in 1998, while corporate expenses decreased from .3% of total sales in 1998 to .2% of total sales in 1999.

Operating Income/(Loss)

Operating Income/(Loss) by Segment
                                            1999              1998
                                          Operating         Operating
Segment                                  Income/(Loss)     Income/(Loss)

Battery & Watch Strap
Distribution                               (40,000)          267,000

Sports Apparel Distribution               (116,000)         (124,000)

Total Operating Income/(Loss)             (156,000)          143,000

Operating income decreased by $299,000 from 1998's profit of $143,000 to show a loss of ($156,000) in 1999.

Operating income in the battery and watch strap segment decreased by $307,000 from 1998's operating profit of $267,000 to show an operating loss of ($40,000). The sports apparel operating loss decreased by $8,000 from 1998's operating loss of ($124,000) to show an operating loss of ($116,000) in 1999.

Interest Expense

Net interest expense was $230,000 in 1999 versus $184,000 in 1998. Approximately $153,000 in interest expense related to the borrowing on the Company's outstanding line of credit was recorded in 1999 compared to $97,000 in 1998. Interest on a mortgage totaled approximately $57,000 in 1999.

Net Income (Loss)

The Company showed a net loss of ($959,000), or (47(cent)) per share in 1999 compared to a net loss of ($360,000), or (18(cent)) per share in 1998. Income from continuing operations decreased $345,000 to show a loss of ($386,000), or (19(cent)) per share in 1999, as compared to a loss from continuing operations of ($41,000), or (2(cent)) per share in 1998.

--------------------------------------------------------------------------------
                                    twelve

                                                               Star Struck, Ltd.

Management's Discussion and Analysis
of Financial Condition and Results of Operations

1998
Net Sales

Total sales for SSI from continuing operations in 1998 decreased 1% to $12,277,000 from $12,389,000 in 1997. Increased sales in the first and fourth quarters of 1998 of $437,000 and $166,000, respectively, over 1997's sales for the same periods were offset by decreased sales in the second and third quarters of 1998 of $234,000 and $481,000, respectively, from 1997's sales for these periods.

SSI's battery and watch strap sales were $10,638,000 in 1998. This is a decrease of $626,000, or 5.6%, from 1997's sales of $11,264,000.

SSI's sports apparel sales were $1,639,000 in 1998. This is an increase of $514,000, or 45.7%, over 1997's sales of $1,125,000.

Gross Profit

Gross profit, as a percentage of sales, increased to 46% in 1998 from 41% in 1997. This increase can be attributable to increased sports apparel sales which had a higher gross margin than the other product lines distributed by SSI. While sports apparel sales accounted for only 10% of SSI's total sales in 1997, in 1998 they comprised 13% of SSI's total sales.

Selling, General and
Administrative Expenses

Selling, general and administrative expenses, as a percentage of sales, increased to 42.6% in 1998 as compared with 39.6% in 1997 for the Company. SSI's expenses were 42.3% of the Company's total sales in 1998 as opposed to 39.2% of total sales in 1997, while corporate expenses decreased from .4% of total sales in 1997 to .3% of total sales in 1998.

Operating Income (Loss)

Operating income increased by $216,000 from 1997's loss of ($73,000) to show a profit of $143,000 in 1998.

Operating income in the battery and watch strap segment increased $334,000 from 1997's operating loss of ($67,000) to show a profit of $267,000. The sports apparel operating loss increased by $118,000 from 1997's operating loss of ($6,000) to show an operating loss of ($124,000) in 1998.

Interest Expense

Net interest expense was $184,000 in 1998 versus $142,000 in 1997. Approximately $97,000 in interest expense related to the borrowings on the Company's line of credit was recorded in 1998 compared to $76,000 in 1997. Interest on a mortgage totaled approximately $63,000 in 1998.

Net Income (Loss)

The Company showed a net loss of ($360,000) or (18(cent)) per share in 1998 compared to a net loss of ($475,000), or (23(cent)) per share in 1997. While 1997's net loss reflected a loss from discontinued operations of ($260,000), or (13(cent)) per share, income from continuing operations increased $174,000 from 1997's loss of ($215,000) to show a loss of ($41,000).

Liquidity and Capital Resources

The net increase in cash of $35,000 is attributable to cash provided by operating activities of $286,000, which was offset by cash used in investing activities, financing activities, and discontinued operations of $42,000, $64,000, and $145,000, respectively. Accounts receivable decreased $375,000, or 27.1% in 1999 from 1998's balance. Inventory increased $475,000, or 16.5%, in 1999 from that of 1998. During 1999, the Company repaid $236,000 of its outstanding debt.

The Company has a line of credit agreement with one of its banks. The Company has $2,000,000 available under this line, of which $1,612,000 was used at December 31, 1999. At December 31, 1999, the Company was not in compliance with a debt service coverage ratio contained in the agreement and received a waiver from the bank. The Company believes it has adequate funds available to conduct and continue its business and to repay the approximately $366,000 in long-term and line of credit debt which will mature in 2000.

Year 2000 Compliance

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

The year 2000 issue is expected to affect the systems of suppliers and vendors with which the Company interacts. There can be no assurance that any potential year 2000 non-compliance within the systems of these other companies will not have a material adverse effect on the Company.

--------------------------------------------------------------------------------
                                   thirteen

                                                               Star Struck, Ltd.

Shareholder Information
--------------------------------------------------------------------------------

Market and Dividend Information
The following table shows the quarterly per share sales price ranges of the Company's common stock on the American Stock Exchange for 1999 and 1998. No dividends were paid during this period. On March 13, 2000 there were 2,025,899 shares of common stock outstanding.

                             ----------------------   ---------------------
                                      1999                    1998
---------------              ----------   ---------   ---------   ---------
                                   High         Low        High         Low
First Quarter                 $   8.750   $   3.000   $   3.625   $   3.125
Second Quarter                    5.813       3.125       4.125       3.500
Third Quarter                     4.938       4.313       3.250       3.125
Fourth Quarter                    4.750       4.125       3.500       3.000

Annual Meeting
The Annual Meeting of Shareholders of Star Struck, Ltd. will be held on May 2, 2000.

Availability of Form 10-KSB
A copy of Star Struck, Ltd.'s 1999 Annual Report to the Securities and Exchange Commission Form 10-KSB will be furnished without charge to shareholders upon written request to the Corporate Secretary.

Capital Stock Listing
American Stock Exchange Symbol: KAP

Transfer Agent and Registrar
Harris Trust and Savings Bank, Chicago

Auditors
Arthur Andersen LLP, New York

--------------------------------------------------------------------------------
                                   fourteen

                                                               Star Struck, Ltd.

Officers and Directors

Lawrence J.Goldstein
Vice President and Director; General
Partner, Santa Monica Partners

Kenneth Karlan
President and Director

Robert J.Morris
Director; President of Dunhill
Personnel of Manhattan

Peter Nisselson
Chairman of the Board and Director

Arthur Salzfass
Director; President, Rutledge Books, Inc.

Keith Sessler
Vice President and Director

Michael J.Sweedler
Director; Partner, Darby and Darby,
P.C.

--------------------------------------------------------------------------------
                                   fifteen

                               Star Struck, Ltd.
                              1865 Palmer Avenue
                              Larchmont, NY 10538