Form 10KSB, Exhibit 13
period 2000-12-31
STAR STRUCK LTD
filed 2001-04-02
CIK 771504

                                                                     Exhibit 13


Star Struck, Ltd.






                                                                      2.0.0.0
                                                                      -------
                                                                       ANNUAL
                                                                       REPORT

To Our Shareholders                                        1


Selected Financial Information                             2


Consolidated Statements of Operations                      3


Consolidated Balance Sheet                                 4


Consolidated Statements of Shareholders' Investment        5


Consolidated Statements of Cash Flows                      6


Notes to Consolidated Financial Statements                 7-10


Report of Independent Public Accountants                   11


Management's Discussion and Analysis                       12-13


Shareholder Information                                    14


Officers and Directors                                     15

                                                               Star Struck, Ltd.

To Our Shareholders
--------------------------------------------------------------------------------


     To Our Shareholders,

     Sales from continuing operations were $10,536,000 in 2000 versus $11,568,000 in 1999. The loss from continuing operations was ($887,000) or (44(cents)) per share in 2000 versus ($386,000) or (19(cents)) per share in 1999. These results do not include a loss from discontinued operations of ($573,000) in 1999 or a profit from discontinued operations of $62,000 in 2000. Please see the accompanying financial statements for details.

     Although the Company's core business of distributing watch batteries and watch straps for the replacement market to jewelry stores and other retailers was soft, its catalog and internet sports apparel business continued to expand. Sales in the sports division were 14% higher in 2000 than in 1999 and represented more than 25% of the Company's total sales.

     In August 2000, as an added measure to support the future of the business, three shareholders made a combined one million dollar capital investment in the Company. Management will continue to focus on growing the business through the development of additional relationships within the sports industry and expansion of the existing product lines.

     The Company has an optimistic outlook on the overall business and looks forward to a prosperous year.

     Very truly yours,

     /s/ Kenneth Karlan

     Kenneth Karlan
     President
     March 23, 2001

--------------------------------------------------------------------------------
                                      one

                                                               Star Struck, Ltd.

Selected Financial Information
-------------------------------------------------------------------------------------------------------------------

---------------------------------- ----------        ----------        ----------       ----------       ----------
December 31,                             2000              1999              1998             1997             1996
---------------------------------- ----------        ----------        ----------       ----------       ----------
Net sales                        $ 10,536,000      $ 11,568,000      $ 12,277,000     $ 12,389,000     $ 13,379,000
Loss from continuing
 operations before income
 taxes and extraordinary item    $   (887,000)     $   (386,000)     $    (41,000)    $   (215,000)    $    (55,000)
 Loss from continuing
 operations after taxes          $   (887,000)     $   (386,000)     $    (41,000)    $   (215,000)    $    (55,000)
 Net loss                        $   (825,000)     $   (959,000)     $   (360,000)    $   (475,000)    $ (2,127,000)
 Basic and diluted loss
 per common share                $       (.41)     $       (.47)     $       (.18)    $       (.23)    $      (1.05)
Shareholders' investment         $  1,488,000      $  2,073,000      $  3,032,000     $  3,392,000     $  3,871,000
 per common share                $       0.73      $       1.02      $       1.50     $       1.67     $       1.91
---------------------------------- ----------        ----------        ----------       ----------       ----------
Total assets                     $  5,752,000      $  6,684,000      $  7,332,000     $  7,147,000     $  8,463,000
---------------------------------- ----------        ----------        ----------       ----------       ----------
Long-term debt                   $  1,340,000      $  2,228,000      $  2,193,000     $    899,000     $  1,103,000
---------------------------------- ----------        ----------        ----------       ----------       ----------
Cash dividends per share         $        .00      $        .00      $        .00     $        .00     $        .00
---------------------------------- ----------        ----------        ----------       ----------       ----------

--------------------------------------------------------------------------------
                                      two

                                                               Star Struck, Ltd.

Consolidated Statements of Operations
--------------------------------------------------------------------------------

-----------------------------------------------------------------        ------------       ------------
For the years ended December 31,                                              2000               1999
-----------------------------------------------------------------        ------------       ------------
NET SALES                                                                $ 10,536,000       $ 11,568,000
    Cost of Sales                                                           5,457,000       $  5,711,000
-----------------------------------------------------------------        ------------       ------------
        Gross Profit on Sales                                               5,079,000          5,857,000
-----------------------------------------------------------------        ------------       ------------
OPERATING EXPENSES
    Selling, General and Administrative                                     5,233,000          5,674,000
    Depreciation and Amortization                                             401,000            339,000
-----------------------------------------------------------------        ------------       ------------
Total Operating Expenses                                                    5,634,000          6,013,000
-----------------------------------------------------------------        ------------       ------------
        Operating Loss                                                       (555,000)          (156,000)
-----------------------------------------------------------------        ------------       ------------
OTHER INCOME (EXPENSE)
    Interest Expense                                                         (332,000)          (230,000)
-----------------------------------------------------------------        ------------       ------------

-----------------------------------------------------------------        ------------       ------------
        Loss from Continuing Operations Before Income Taxes                  (887,000)          (386,000)
    Provision for Income Taxes (Note 6)                                       -------            -------
-----------------------------------------------------------------        ------------       ------------
        Loss from Continuing Operations                                      (887,000)          (386,000)
-----------------------------------------------------------------        ------------       ------------
        Profit (Loss) from Discontinued Operations                             62,000           (573,000)
-----------------------------------------------------------------        ------------       ------------
          Net Loss                                                       $   (825,000)      $   (959,000)
-----------------------------------------------------------------        ------------       ------------
LOSS PER COMMON SHARE (Note 1)
    Basic and Diluted:
    Profit (Loss) per Common Share
        Loss from Continuing Operations                                  $       (.44)      $       (.19)
-----------------------------------------------------------------        ------------       ------------
        Profit (Loss) From Discontinued Operations                                .03               (.28)
-----------------------------------------------------------------        ------------       ------------
    Net Loss per Common Share                                            $       (.41)      $       (.47)
-----------------------------------------------------------------        ------------       ------------
WEIGHTED AVERAGE NUMBER OF COMMON SHARES
        Basic and Diluted                                                   2,026,000          2,026,000
-----------------------------------------------------------------        ------------       ------------

The accompanying notes to consolidated financial statements are an integral part of these statements.

--------------------------------------------------------------------------------
                                     three

                                                               Star Struck, Ltd.

Consolidated Balance Sheet
--------------------------------------------------------------------------------

---------------------------------------------------------------------------------------------        ------------
December 31,                                                                                               2000
---------------------------------------------------------------------------------------------        ------------
ASSETS
Current Assets:
        Cash                                                                                         $     78,000
        Accounts Receivable, Less Allowance for Doubtful Accounts of $108,000                             925,000
        Inventories, Less Reserve of $14,000 (Note 1)                                                   2,488,000
        Prepaid Expenses and Other Current Assets                                                         512,000
---------------------------------------------------------------------------------------------        ------------
Total Current Assets                                                                                    4,003,000
---------------------------------------------------------------------------------------------        ------------
Property, Plant and Equipment, at cost (Note 1):
        Land, Building and Improvements                                                                 1,235,000
        Machinery and Equipment                                                                           737,000
---------------------------------------------------------------------------------------------        ------------
                                                                                                        1,972,000
        Less - Accumulated Depreciation                                                                   735,000
---------------------------------------------------------------------------------------------        ------------
                                                                                                        1,237,000
=============================================================================================        ============
Intangible Assets and Goodwill, Net (Note 1)                                                              512,000
=============================================================================================        ============
           Total Assets                                                                                 5,752,000
=============================================================================================        ============
LIABILITIES & SHAREHOLDERS' INVESTMENT
Current Liabilities:
        Note Payable - Officer                                                                             42,000
        Accounts Payable and Accrued Expenses (Note 2)                                                  1,168,000
        Borrowings Under Line of Credit (Note 4)                                                        1,646,000
        Current Portion of Notes Payable (Note 5)                                                          68,000
---------------------------------------------------------------------------------------------        ------------
Total Current Liabilities                                                                               2,924,000
---------------------------------------------------------------------------------------------        ------------
Other Liabilities:
        Notes Payable - Shareholders (Note 5)                                                             792,000
        Notes Payable (Note 5)                                                                            548,000
=============================================================================================        ============
           Total Liabilities                                                                            4,264,000
=============================================================================================        ============
Commitments and Contingencies (Notes 10 and 11)
=============================================================================================        ============
Shareholders' Investment:
        Preferred Shares, $1 Par Value - 500,000 Shares Authorized; None Issued and                     ---------
        Outstanding
        Common Shares, $1 Par Value - 5,000,000 Shares Authorized; 2,025,899 Issued and
        Outstanding                                                                                     2,026,000
        Paid in Surplus                                                                                 4,584,000
        Accumulated Deficit                                                                            (5,122,000)
=============================================================================================        ============
           Total Shareholders' Investment                                                               1,488,000
=============================================================================================        ============
           Total Liabilities and Shareholders' Investment                                            $  5,752,000
=============================================================================================        ============

The accompanying notes to consolidated financial statements are an integral part of this balance sheet.

--------------------------------------------------------------------------------
                                     four

                                                               Star Struck, Ltd.

Consolidated Statements of Shareholders' Investment
-------------------------------------------------------------------------------
-------------------------------                     ---------         ---------
For the years ended December 31,                         2000              1999
-------------------------------                     ---------         ---------
COMMON SHARES

 Balance at beginning of year                    $  2,026,000      $  2,026,000
 Changes during year                                      ---               ---
===============================                     =========         =========
Balance at End of Year                           $  2,026,000      $  2,026,000
===============================                     =========         =========
PAID IN SURPLUS

 Balance at beginning of year                    $  4,344,000      $  4,344,000
 Changes during year                                  240,000               ---
===============================                     =========         =========
Balance at End of Year                           $  4,584,000      $  4,344,000
===============================                     =========         =========
ACCUMULATED DEFICIT

 Balance at beginning of year                    $ (4,297,000)     $ (3,338,000)
 Net Loss                                            (825,000)         (959,000)
===============================                     =========         =========
Balance at End of Year                           $ (5,122,000)     $ (4,297,000)
===============================                     =========         =========

The accompanying notes to consolidated financial statements are an integral part of these statements.





--------------------------------------------------------------------------------
                                     five

                                                               Star Struck, Ltd.

Consolidated Statements of Cash Flows
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------     ------------    -------------
For the years ended December 31,                                                             2000             1999
--------------------------------------------------------------------------------     ------------    -------------
CASH FLOWS FROM OPERATING ACTIVITIES
   Net Loss                                                                          $   (825,000)   $    (959,000)
   Adjustments to Reconcile Net Loss
   to Cash (Used In) Provided By Operating Activities:
   Depreciation and Amortization                                                          401,000          339,000
   Amortization of Debt Discount                                                           32,000               --
   (Profit) Loss from Discontinued Operations                                             (62,000)         573,000
   Changes in Operating Assets and Liabilities:
     Accounts Receivable                                                                   83,000          375,000
     Inventories                                                                          864,000         (475,000)
     Prepaid Expenses and Other Current Assets                                           (181,000)         (62,000)
     Accounts Payable and Accrued Expenses                                               (734,000)         571,000
     Deferred Contract Fees                                                              (221,000)         (76,000)
--------------------------------------------------------------------------------     ------------    -------------
Total Adjustments                                                                         182,000        1,245,000
--------------------------------------------------------------------------------     ------------    -------------
Net Cash (Used In) Provided By Operating Activities                                      (643,000)         286,000
================================================================================     ============    =============
CASH FLOWS FROM INVESTING ACTIVITIES
   Purchase of Fixed Assets                                                               (47,000)         (42,000)
================================================================================     ============    =============
Net Cash Used In Investing Activities                                                     (47,000)         (42,000)
================================================================================     ============    =============
CASH FLOWS FROM FINANCING ACTIVITIES
   Proceeds from Note Payable - Officer                                                    42,000               --
   Net Proceeds from Line of Credit                                                        34,000          172,000
   Proceeds from Note Payable to Shareholders                                           1,000,000               --
   Payments on Notes Payable                                                             (141,000)        (236,000)
================================================================================     ============    =============
Net Cash Provided By (Used In) Financing Activities                                       935,000          (64,000)
================================================================================     ============    =============
Net Cash Used in Discontinued Operations                                                 (223,000)        (145,000)
================================================================================     ============    =============
Net Increase in Cash                                                                       22,000           35,000
================================================================================     ============    =============
Cash at Beginning of Year                                                                  56,000           21,000
================================================================================     ============    =============
Cash at End of Year                                                                  $     78,000    $      56,000
================================================================================     ============    =============

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


--------------------------------------------------------------------------------
                                      six

                                                               Star Struck, Ltd.


Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

1. Summary of Significant Accounting Policies:

Business and Organization

Star Struck, Ltd. (the "Company") is a holding company whose operating subsidiary corporation is primarily engaged in the distribution of watch batteries and related products, and sports apparel. Prior to May 4, 1999, the Company's name was SBM Industries, Inc. The Company's principal executive offices have been located in Larchmont, New York since 1992.

Principles of Consolidation

The consolidated financial statements include the accounts of Star Struck, Ltd. (the "Company" or "SSL") and its 100% owned subsidiary, Star Struck, Inc. ("SSI"). The RCM, Inc. ("RCM") business is accounted for as a discontinued operation (See Note 7). All intercompany transactions have been eliminated.

Utilization of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

Certain prior year amounts have been reclassified to conform with the current year presentation.

Cash and Cash Equivalents

The Company considers all highly liquid instruments with an original maturity of three months or less to be cash equivalents. Cash equivalents consist primarily of overnight commercial paper and are stated at cost, which approximates market, and are considered available for sale. At December 31, 2000, the Company had no cash equivalents.

Statement of Financial Accounting Standards("SFAS") No. 115, "Accounting of Certain Investments in Debt and Equity Securities," requires the classification of debt and equity securities based on whether the securities will be held to maturity, are considered trading securities or are available-for-sale. Classification within these categories may require the securities to be reported at their fair market value with unrealized gains and losses included either in current earnings or reported as a separate component of shareholders' investment.

Inventories

Inventories, with the exception of gold, are stated at the lower of cost (first-in, first-out) or market. Gold inventory (approximately $62,000 at December 31,
2000) is valued at market. Inventories consist principally of finished goods.

Property, Plant and Equipment

The Company provides for depreciation generally using the straight-line method for financial reporting and an accelerated method for income tax purposes. Estimated useful lives are as follows:

     Assets                                        Life
     ------                                        ----
     Office Equipment                         5-7 Years
     Machinery and Equipment                    7 Years
     Building and Improvements            31.5-39 Years

Depreciation expense for the years ended December 31, 2000 and 1999 was $147,000 and $176,000, respectively.

Repair and maintenance costs are expensed as incurred. Renewals and betterments are capitalized. Upon retirement or other disposition of property, the cost and related depreciation or amortization are removed from the accounts. Gains and losses on such retirements are included in income.

Income Taxes

Income taxes have been provided using the liability method in accordance with SFAS Statement No. 109, "Accounting for Income Taxes."

Advertising Costs

The Company expenses the costs of advertising at the initial time of advertisement, except for those costs related to direct response advertising through catalog mailings. Direct response advertising costs, consisting primarily of catalog preparation, paper and printing, are amortized over the period following the mailing of the catalog during which the benefits are expected. Sports apparel catalog expenses are amortized monthly at twenty-five percent of net sports apparel sales, while battery and watch strap catalog expenses are amortized over the three month period following each mailing.

Fair Value of Financial Instruments

The fair value of notes payable outstanding is estimated by discounting the future cash flows using the current rates offered by lenders for similar borrowings with similar credit ratings. The carrying amounts of cash, accounts receivable and debt approximate their fair value.

Earnings/(Loss) Per Common Share

In accordance with SFAS No. 128, net earnings/(loss) per common share amounts ("basic EPS") were computed by dividing net earnings/(loss) by the weighted average number of common shares outstanding and excluded any potential dilution. Net earnings/(loss) per common share amounts assuming dilution ("diluted EPS") were computed by reflecting potential dilution from the exercise of stock options. Common equivalent shares have been excluded from the computation of diluted EPS as their effect is antidilutive.

Revenue Recognition

Revenue is recognized upon shipment of merchandise to customers net of applicable provisions for discounts and allowances for returns based on Company estimates. The Company also provides for its estimate of bad debts at the time of sale as selling, general and administrative expense.

In December 1999, the Securities and Exchange Commission ("SEC") released
Staff of Accounting Bulletin No. 101 ("SAB 101"), which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. The Company adopted the provisions of SAB 101 during the year ended December 31, 2000, which did not result in a change in the Company's financial condition or results of operations.

--------------------------------------------------------------------------------
                                     seven

                                                               Star Struck, Ltd.

--------------------------------------------------------------------------------

Amortization of Intangibles

Goodwill is being amortized on a straight-line basis over fifteen or forty years. Subsequent to its acquisitions, the Company continually evaluates whether later events and circumstances have occurred that indicate the remaining estimated useful life of goodwill may warrant revision or that the remaining balance of goodwill may not be recoverable. When factors indicate that goodwill should be evaluated for possible impairment, the Company uses an estimate of the related business segment's undiscounted net income over the remaining life of the goodwill in measuring whether the goodwill is recoverable.

Major components of intangibles are as follows:

--------------------------------------       --------------         ------
                                               Amortization
Amounts in thousands                         Period (Years)           2000
--------------------------------------       --------------         ------
Non-compete agreements                                 7-10      $     981
Goodwill                                              15-40            256
Other intangibles                                   2-7 1/2            341
--------------------------------------       --------------         ------
                                                                     1,578
Accumulated amortization                                             1,066
--------------------------------------       --------------         ======
                                                                 $     512
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

As permitted, the Company has adopted the disclosure-only requirements of SFAS No. 123, "Accounting for Stock Based Compensation," for stock option grants to employees and, accordingly, has made all the required proforma disclosures for the years ended December 31, 2000 and 1999 in Note 3.

Comprehensive Income

The Company complies with the provisions of SFAS No. 130, "Reporting Comprehensive Income," which requires companies to report all changes in equity during a period, except those resulting from investment by owners and distributions to owners, for the period in which they are recognized. Comprehensive income is the total of net income and all other nonowner changes in equity (or other comprehensive income) such as unrealized gains or loses on securities classified as available-for-sale, foreign currency translation adjustments and minimum pension liability adjustments. Comprehensive and other comprehensive income must be reported on the face of annual financial statements. The Company's operations did not give rise to any material items includable in comprehensive income which were not already in net income for the years ended December 31, 2000 and 1999. Accordingly, the Company's comprehensive income is the same as its net income for all periods presented.

Recent Accounting Pronouncements

In June 2000, the Financial Accounting Standards Board issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," which amends the accounting and reporting standards of FAS No. 133. FAS No. 133 was previously amended by FAS No. 137, which deferred the effective date of FAS No. 133 to fiscal years commencing after June 15, 2000. The statement establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability and be measured at its fair value. Additionally, any changes in the derivative's fair value are to be recognized currently in earnings, unless specific hedge accounting criteria are met. The Company does not believe that adoption of this statement will have a material impact on its consolidated financial statements.

2. Accounts Payable and Accrued Expenses

A breakdown of accounts payable and accrued expenses at December 31, 2000, is as follows:

------------------------------------              ------
Amounts in thousands                                2000
------------------------------------              ------
Accounts payable                                     942
Accrued expenses                                     226
------------------------------------              ======
                                                 $ 1,168
====================================              ======

3. Stock Options

The 1992 Incentive Stock Option Plan of Star Struck, Ltd. is a qualified plan which reserved 100,000 shares of the Company's unissued common stock for issuance to officers and salaried employees at option prices not less than 100% of the fair market value on the date of grant. Options are exercisable one year after the date of grant and expire five years from the date of grant.

After a one year waiting period, forty percent of the options granted may be exercised in the second year, and twenty percent in each of the next three years.

The Company accounts for all plans under APB Opinion No. 25. No options were granted in 2000 and 1999. Had compensation cost for these plans been determined in accordance with SFAS 123, the Company's proforma net loss and EPS would be the same as the reported amounts.

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

--------------------------------------------------------------------------------
                                     eight

                                                               Star Struck, Ltd.

--------------------------------------------------------------------------------

Transactions under the Incentive Stock Option Plan during 2000 and 1999 were as follows:

Years ended December 31,                                    2000                        1999
-----------------------------------------         ----------------------      ---------------------
                                                               Weighted                   Weighted
                                                               Average                    Average
                                                               Exercise                   Exercise
                                                   Shares      Price          Shares      Price
-----------------------------------------         -------     ----------      --------   ----------
Options outstanding at beginning of year            3,200        4.63            5,150       5.72
Granted                                                --          --               --         --
Exercised                                              --          --               --         --
Terminated/Expired                                   (500)       4.63           (1,950)      7.50
                                                   ------                        -----
Options outstanding at end of year                  2,700        4.63            3,200       4.63
                                                   ======                        =====
Exercisable at end of year                          2,700        4.63            2,560       4.63
                                                   ======        ====            =====      =====
Weighted average fair value of
options granted                                                    --                          --
Shares available for future grant                  97,300                       96,800
-----------------------------------------

The following table summarizes information about stock options outstanding at December 31, 2000:

                                           Options                                   Options
                                         Outstanding                               Exercisable
----------------      ----------------------------------------------------------------------------------
                                           Weight
                          Number           Average            Weighted         Number           Weighted
                       Outstanding        Remaining           Average       Excercisable        Average
                            at           Contractual          Exercise           at             Exercise
Exercise Price           12/31/00           Life               Price          12/31/00           Price
----------------      ----------------------------------------------------------------------------------
      $4.63               2,700             1.00                $4.63          2,700             $4.63
----------------      ----------------------------------------------------------------------------------

4. Borrowings Under Line of Credit

The Company has a $3,000,000 line of credit agreement with one of its banks, as amended. Availability under this line is based on the Borrowing Base, as defined in the agreement with the bank. The amount available under the Borrowing Base was approximately $57,000 at December 31, 2000. This agreement extends through October 2001 and bears interest at the prime rate plus three-quarters of one percent (10.25% at December 31, 2000). The Company's accounts receivable and a portion of its inventory have been pledged as collateral for this line of credit. The agreement contains certain financial covenants, including the requirement for SSI to maintain a minimum tangible net worth and debt service coverage ratio. SSI did not comply with these covenants at December 31, 2000 and was in default of the line of credit agreement. The Company is currently negotiating the extension of the current agreement, as well as a new agreement. As of December 31, 2000, the Company had $1,646,000 outstanding under this line of credit, all of which is included in current liabilities on the accompanying consolidated balance sheet.

5. Notes Payable

The Company's outstanding long-term debt as of December 31, 2000, is summarized as follows:

-------------------------------------------------------         ---------
                                                                     2000
-------------------------------------------------------         ---------
Variable rate mortgage payable, due in monthly
installments to 2003; the current annual rate is
9.25%. The Company's building has been
pledged as collateral.                                          $ 583,000

 .9% promissory note payable, due in monthly
installments through 2002.                                         11,000

12.24% promissory note payable due in monthly
installments through 2001.                                         22,000
                                                                ---------
                                                                  616,000
-------------------------------------------------------         ---------
Less Current Portion                                               68,000
=======================================================         =========
                                                                $ 548,000
=======================================================         =========

Scheduled maturities of all long-term debt instruments at December 31, 2000 are as follows:

                          2001       $  68,000
                          2002          44,000
                          2003         504,000
                                     ---------
                                     $ 616,000
                                     ---------

In August 2000, the Company entered into promissory notes, (the "Notes") with three of the Company's shareholders, two of which are members of the Company's management, for an aggregate of $1,000,000. Each note bears interest at 10%, due quarterly, and the principle amount matures in August 2003. In connection with these loans, the Company issued warrants for the purchase of 500,000 shares of the Company's common stock at an exercise price of $2.00 per share. The fair value of these warrants of $240,000 has been recorded as original issue discount, resulting in a reduction in the carrying value of this debt. The original issue discount will be amortized into interest expense over the period of the debt. For the year ended December 31, 2000, $32,000 has been amortized and is included in interest expense in the accompanying consolidated statements of operations as of December 31, 2000. These notes are subordinate to the Company's borrowings under line of credit.

Total interest expense was $332,000 and $230,000 in 2000 and 1999, respectively. Approximately $189,000 in interest expense related to the borrowing on the Company's outstanding line of credit, compared to $153,000 in 1999. In 2000, approximately $72,000 in interest expense related to the note payable to shareholders.

Land, building and improvements include a building with a cost of $674,000, which has a $583,000 mortgage balance at December 31, 2000.

6. Income Taxes

Deferred income taxes result from temporay differences in the recording of certain expenses for financial reporting and income tax purposes. The source of these differences and the tax effects are as follows:

--------------------------------------------------------------------------------
                                     nine

                                                               Star Struck, Ltd.

--------------------------------------------------------------------------------


-------------------------------------       -----------      -----------

Amounts in thousands                               2000             1999
-------------------------------------       -----------      -----------
Net operating loss carryforward             $     2,018      $     1,763
Excess of financial amortization over
tax amortization                                    136              116
Bad debt reserves                                    32               32
                                            -----------      -----------
                                            $     2,186      $     1,911
Valuation Allowance                              (2,186)          (1,911)
-------------------------------------       -----------      -----------
                                            $         0      $         0
                                            ===========      ===========

Reconciliations between actual tax expense and the amount computed by applying the statutory U.S. Federal Income tax rate to loss from continuing operations are as follows:

                                                      2000                                         1999
---------------------------------------   -----------------------------           -----------------------------
                                                              % of                                       % of
                                                             Pre-Tax                                    Pre-Tax
Amounts in thousands                       Amount            Income                  Amount             Income
---------------------------------------   -----------------------------           -----------------------------
Tax at statutory
 Federal Income tax rate                   $   (302)         (34.0%)               $   (131)            (34.0%)
Current year addition
 to Net Operating Loss                          302           34.0                      131              34.0
State and local taxes, and   other                0              0                        0                 0
---------------------------------------    ----------------------------           -----------------------------
                                           $      0              0                $       0                 0
                                           ============================           =============================

At December 31, 2000, for federal income tax reporting purposes, the Company had approximately $5,935,000 of operating loss carryforwards. The tax operating loss carryforwards will begin expiring in 2005.

7. Discontinued Operations

In September 1999, the Company's 80% owned subsidiary, RCM, discontinued its operations. The net loss from the discontinuance of RCM of $573,000 has been recorded as discontinued operations in the 1999 consolidated statement of operations. All periods presented have been restated to reflect the discontinued operations.

In 1999 net sales for RCM were $523,000.

8. Business Segments

The Company's continuing operations by business segment for the years ended December 31, 2000 and 1999 were as follows:

                            Battery &
                           Watch Strap      Sports Apparel
  2000                     Distribution     Distribution        Total
-------------------------------------------------------------------------
Net Sales                  $ 7,773,000      $ 2,763,000      $ 10,536,000

Operating Loss             $   (85,000)     $  (470,000)     $   (555,000)
Identifiable Assets                                          $  5,752,000

Depreciation
& Amortization                                               $    401,000

Capital Expenditures                                         $     47,000

                            Battery &
                           Watch Strap       Sports Apparel
1999                       Distribution      Distribution        Total
-------------------------------------------------------------------------
Net Sales                 $ 9,148,000        $ 2,420,000     $ 11,568,000
Operating Loss            $   (40,000)       $  (116,000)    $   (156,000)
Identifiable Assets                                          $  6,684,000
Depreciation
& Amortization                                               $    339,000
Capital Expenditures                                         $     42,000

The majority of the customers in the battery and watch strap distribution business segment are small retail jewelers nationwide. The sports apparel distribution line of business sells to consumers internationally.

9. Major Customers

During 2000 and 1999, 35% and 32%, respectively, of the Company's total sales were made to a single customer in the battery and watch strap distribution line of business.

10. Commitments

The Company leases certain property and equipment under operating leases expiring on various dates through 2003. Total rent expense amounted to $133,340 and $146,321 in 2000 and 1999, respectively. Aggregate future minimum rent payments under the terms of non-cancelable leases as of December 31 are as follows:


                2001                 $   80,000
                2002                     32,000
                2003                      5,000

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

--------------------------------------------------------------------------------
                                      ten

                                                               Star Struck, Ltd.


Report of Independent Public Accountants
--------------------------------------------------------------------------------

     To the Shareholders of Star Struck, Ltd.:

     We have audited the accompanying consolidated balance sheet of Star Struck, Ltd. (a Delaware corporation) and subsidiaries as of December 31, 2000, and the related consolidated statements of operations, shareholders' investment and cash flows for the years ended December 31, 2000 and 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Star Struck, Ltd., and subsidiaries as of December 31, 2000, and the results of their operations and their cash flows for the years ended December 31, 2000 and 1999, in conformity with accounting principles generally accepted in the United States.

     ARTHUR ANDERSEN LLP
     New York, New York
     March 20, 2001

--------------------------------------------------------------------------------
                                    eleven

                                                               Star Struck, Ltd.


Management's Discussion and Analysis of Financial Condition and Results of Operations
--------------------------------------------------------------------------------

2000
----
Net Sales

                                        Net Sales By Segment
                                   2000                      1999
Segment                      Sales    % of Total       Sales       % of Total
-------                      -----    ----------       -----       ----------
Battery & Watch Strap
Distribution               7,773,000     73.77%      9,148,000        79.08%
Sports Apparel
Distribution               2,763,000     26.23%      2,420,000        20.92%
                          ----------               -----------
Total Sales               10,536,000                11,568,000

Total sales for SSI from continuing operations in 2000 decreased 8.9% to $10,536,000 from $11,568,000 in 1999.

SSI's battery and watch strap sales were $7,773,000 in 2000. This is a decrease of $1,375,000, or 15.0%, from 1999's sales of $9,148,000. Decreases in sales of $83,000, $1,013,000 and $383,000 in the first, third, and fourth quarters, respectively, from 1999's sales for the same periods were offset by a second quarter sales increase of $104,000 from 1999's sales for this period.

SSI's sports apparel sales were $2,763,000 in 2000. This is an increase of $343,000, or 14.2%, over 1999's sales of $2,420,000. Sales increased by $88,000 and $62,000 in the first and second quarters, respectively, from 1999's sales for these periods. The third and fourth quarters' sales increased $31,000 and $162,000, respectively, over 1999's sales for the same periods.

Gross Profit

Gross profit, as a percentage of sales, decreased to 48.2% in 2000 from 50.6% in 1999. This decrease can be attributable to inventory write down of approximately $320,000, primarily related to watch strap inventory, which offset the higher gross margin associated with increased sports apparel sales. While sports apparel sales accounted for only 20.9% of SSI's total sales in 1999, in 2000 they comprised 26.2% of SSI's total sales.

Selling, General and Administrative Expenses

Selling, general and administrative expenses, as a percentage of sales, increased to 49.7% in 2000 compared with 49.0% in 1999 for the Company. SSI's expenses were 49.5% of the Company's total sales in 2000 as opposed to 48.8% of total sales in 1999, while corporate expenses remained at .2% of total sales in 2000.

Operating Income/(Loss)

                                     Operating Loss by Segment

                                     2000                1999
                                   Operating           Operating
Segment                              Loss                Loss
-------                              ----                ----
Battery & Watch Strap
Distribution                       (85,000)            (40,000)
Sports Apparel Distribution       (470,000)           (116,000)
                                 ---------           ---------
Total Operating Loss              (555,000)           (156,000)

Operating loss increased by $399,000 from 1999's loss of ($156,000) to a loss of ($555,000) in 2000.

Operating loss in the battery and watch strap segment increased by $45,000 from 1999's operating loss of ($40,000) to show an operating loss of ($85,000). The sports apparel loss increased by $354,000 from 1999's operating loss of ($116,000), generating an operating loss of ($470,000).

Interest Expense

Net interest expense was $332,000 in 2000 versus $230,000 in 1999. Approximately $189,000 in interest expense related to the borrowing on the Company's outstanding line of credit compared to $153,000 in 1999. Interest on a mortgage totaled approximately $61,000 in 2000. In 2000, approximately $72,000 in interest expense related to the notes payable to shareholders.

Net Income (Loss)

The Company showed a net loss of ($825,000), or (41(cents)) per share in 2000 compared to a net loss of ($959,000), or (47(cents)) per share in 1999. Loss from continuing operations increased $501,000 generating a loss of ($887,000), or (44(cents)) per share in 2000, as compared to a loss from continuing operations of ($386,000), or (19(cents)) per share in 1999.

--------------------------------------------------------------------------------
                                    twelve

                                                               Star Struck, Ltd.


Management's Discussion and Analysis of Financial Condition and Results of Operations
--------------------------------------------------------------------------------

1999 - Net Sales
----

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

Operating Income (Loss)

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

Net Income (Loss)

The Company showed a net loss of ($959,000), or (47 cents) per share in 1999 compared to a net loss of ($360,000), or (18 cents) per share in 1998. Income from continuing operations decreased $345,000 to show a loss of ($386,000), or (19 cents) per share in 1999, as compared to a loss from continuing operations of ($41,000), or (2 cents)per share in 1998.

Liquidity and Capital Resources

The net increase in cash of $22,000 is attributable to cash provided by financing activities of $935,000, which was offset by cash used in operating activities, investing activities, and discontinued operations of $643,000, $47,000, and $223,000, respectively. Accounts receivable decreased $83,000, or 7.5% in 2000 from 1999's balance. Inventory decreased $864,000, or 25.8%, in 2000 from that of 1999. During 2000, the Company repaid $141,000 of its outstanding debt.

The Company has a $3,000,000 line of credit agreement with one of its banks, as amended. Availability under this line is based on the Borrowing Base, as defined in the agreement with the bank. As of December 31, 2000, the Company had $1,646,000 outstanding and approximately $57,000 available under this line of credit. The entire outstanding amount is included in current liabilities. At December 31, 2000, the Company was not in compliance with the minimum tangible net worth and debt service coverage ratios, and was in default of the line of credit agreement. The Company is currently negotiating the extension of the current agreement, as well as a new agreement. The Company believes it has adequate funds available to conduct and continue its business and to repay the approximately $110,000 in long-term and officer debt which will mature in 2001.

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

--------------------------------------------------------------------------------
                                   thirteen

                                                               Star Struck, Ltd.


Shareholder Information
--------------------------------------------------------------------------------

Market and Dividend Information

The following table shows the quarterly per share sales price ranges of the Company's common stock on the American Stock Exchange for 2000 and 1999. No dividends were paid during this period. On March 13, 2001 there were 2,025,899 shares of common stock outstanding.

                       ---------------------      ---------------------
                                  2000                       1999
                       ----------  ---------      ----------   --------
                            High         Low           High        Low
First Quarter          $    4.500  $   3.000      $    8.750    $ 3.000
Second Quarter              3.125      1.813           5.813      3.125
Third Quarter               1.938      1.440           4.938      4.313
Fourth Quarter              2.000      1.250           4.750      4.125


Annual Meeting
The Annual Meeting of Shareholders of Star Struck, Ltd. will be held on April 30, 2001.

Availability of Form 10-KSB
A copy of Star Struck, Ltd.'s 2000 Annual Report to the Securities and Exchange Commission Form 10-KSB will be furnished without charge to shareholders upon written request to the Corporate Secretary.

Capital Stock Listing
American Stock Exchange Symbol: KAP

Transfer Agent and Registrar
Computershare Investor Services, Chicago

Auditors
Arthur Andersen LLP, New York

--------------------------------------------------------------------------------
                                   fourteen

                                                               Star Struck, Ltd.


--------------------------------------------------------------------------------


                                       Officers and Directors


                                       Lawrence J. Goldstein
                                       Vice President and Director; General
                                       Partner, Santa Monica Partners


                                       Kenneth Karlan
                                       President and Director


                                       Robert J. Morris
                                       Director; President, Dunhill
                                       Personnel of Manhattan


                                       Peter Nisselson
                                       Chairman of the Board and Director


                                       Arthur Salzfass
                                       Director; President, Rutledge Books, Inc


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