Form 10KSB, Exhibit 13
period 2001-12-31
STAR STRUCK LTD
filed 2002-04-01
CIK 771504

Star Struck, Ltd.

[GRAPHIC]

                                                                        2.0.0.1
                                                                       ---------
                                                                        ANNUAL
                                                                        REPORT

                                                               Star Struck, Ltd.


--------------------------------------------------------------------------------



To Our Shareholders                                                   1

Selected Financial Information                                        2

Independent Auditors' Report - DiSanto Bertoline & Co., P.C.          3

Independent Auditors' Report - Arthur Andersen LLP                    3A

Consolidated Balance Sheet                                            4

Consolidated Statements of Operations                                 5

Consolidated Statements of Shareholders' Equity                       6

Consolidated Statements of Cash Flows                                 7

Notes to Consolidated Financial Statements                            8-11

Management's Discussion and Analysis                                  12-13

Shareholder Information                                               14

Officers and Directors                                                15


--------------------------------------------------------------------------------

                                                               Star Struck, Ltd.

--------------------------------------------------------------------------------
To Our Shareholders
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------




To Our Shareholders,

Sales from continuing operations were $10,126,000 in 2001 versus $10,536,000 in 2000. The Company realized a profit in 2001. Income from continuing operations was $153,000 or $0.08 per share in 2001 versus a loss of ($887,000) or ($0.44)
per share in 2000. These results do not include a loss from discontinued operations of ($60,000) in 2001 or a profit from discontinued operations of $62,000 in 2000. Please see the accompanying financial statements for details.

The distribution of watch batteries and jewelers' tools and supplies remains the Company's core business, representing more than 76% of total sales in 2001. While sports apparel sales decreased 12.3% in 2001 from that of 2000, management believes that this division has a bright future. On January 7, 2002, Star Struck, Inc. ("SSI") merged its apparel division with ProTeam.com, Inc. and formed a new 80% owned subsidiary, Star Struck/ProTeam, Inc. ("SSPT"). ProTeam.com Inc. owns the other 20%. In exchange for their respective interests, SSI transferred its sports apparel inventory while ProTeam.com, Inc. transferred its sports apparel inventory and customer list, containing over 8 million names, to SSPT. SSPT will concentrate its mailings to ProTeam's customer list. This is expected to improve returns and enhance the value of the list.

In addition, SSPT will have the use of ProTeam's well recognized catalog titles (Manny's Baseball Land, Hot Off the Ice, Nothin' but Hoops, From the Sidelines, Soccer Madness, Redline and ProTeam), domain names, and phone numbers. The new entity will continue to operate the e-commerce portion of both the Minor League Baseball and Major League Soccer web sites. Also, in February 2002, SSPT signed a three-year agreement to be the official catalog of Major League Baseball's Cooperstown Collection.

Management is optimistic about the potential of SSPT and looks forward to the challenge of building its sports apparel business, while maintaining the value of its watch battery and jewelers' tools and supplies business.

Sincerely,

/s/ Kenneth Karlan

Kenneth Karlan
President
March 22, 2002

--------------------------------------------------------------------------------

                                      o n e

                                                               Star Struck, Ltd.

--------------------------------------------------------------------------------
Selected Financial Information
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------  -----------  -----------    ----------   -----------       -----------
December 31,                                   2001         2000          1999          1998              1997
--------------------------------------  -----------  -----------    ----------   -----------       -----------
Net sales                           $    10,126,000 $ 10,536,000  $ 11,568,000  $ 12,277,000     $  12,389,000

Income (loss) from continuing
   operations before income
   taxes and extraordinary item     $       153,000  $  (887,000) $   (386,000) $    (41,000)    $    (215,000)

   Income (loss) from continuing
   operations after taxes           $       153,000  $  (887,000) $   (386,000) $    (41,000)    $    (215,000)

   Net income (loss)                $        93,000  $  (825,000) $   (959,000) $   (360,000)    $    (475,000)

   Basic and diluted income
   (loss) per common share          $           .05  $      (.41) $       (.47) $       (.18)    $        (.23)

Shareholders' equity                $     1,581,000  $ 1,488,000  $  2,073,000  $  3,032,000     $   3,392,000

   per common share                 $          0.78  $      0.73  $       1.02  $       1.50            $ 1.67
--------------------------------------  -----------  -----------    ----------   -----------       -----------
Total assets                        $     5,643,000  $ 5,752,000  $  6,684,000  $  7,332,000     $   7,147,000
--------------------------------------  -----------  -----------    ----------   -----------       -----------
Long-term debt                      $     1,421,000  $ 1,340,000  $  2,228,000  $  2,193,000     $     899,000
--------------------------------------  -----------  -----------    ----------   -----------       -----------
Cash dividends per share            $           .00  $       .00  $        .00  $        .00     $         .00
--------------------------------------  -----------  -----------    ----------   -----------       -----------

--------------------------------------------------------------------------------

                                      t w o

                                                               Star Struck, Ltd.

--------------------------------------------------------------------------------
Independent Auditors' Report
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------




To the Shareholders of Star Struck, Ltd.:

We have audited the accompanying consolidated balance sheet of Star Struck, Ltd. (a Delaware corporation) and subsidiaries (the Company) as of December 31, 2001, and the related consolidated statements of operations, shareholders' equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Star Struck, Ltd. and subsidiaries as of December 31, 2001, and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

/s/ DiSanto Bertoline & Company, P.C.

Glastonbury, Connecticut

February 15, 2002

--------------------------------------------------------------------------------

                                    t h r e e

                                                               Star Struck, Ltd.

--------------------------------------------------------------------------------
Independent Auditors' Report
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------




To the Shareholders of Star Struck, Ltd.:



We have audited the accompanying consolidated statements of operations, shareholders' investment and cash flows for the year ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Star Struck, Ltd. for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

New York, New York

March 20, 2001

--------------------------------------------------------------------------------

                                 t h r e e - a

                                                                                          Star Struck, Ltd.

-----------------------------------------------------------------------------------------------------------
Consolidated Balance Sheet
-----------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------     --------------
December 31,                                                                                           2001
----------------------------------------------------------------------------------------     --------------
ASSETS

Current Assets:

   Cash                                                                                    $        63,000
   Accounts Receivable, Less Allowance for Doubtful Accounts of $82,000                          1,146,000
   Inventories, Less Reserve of $13,000 (Note 1)                                                 2,359,000
   Prepaid Expenses and Other Current Assets (Note 1)                                              604,000
----------------------------------------------------------------------------------------     --------------
Total Current Assets                                                                             4,172,000
----------------------------------------------------------------------------------------     --------------
Property, Plant and Equipment, at cost (Note 1):

   Land, Building and Improvements                                                               1,235,000
   Machinery and Equipment                                                                         841,000
----------------------------------------------------------------------------------------     --------------
                                                                                                 2,076,000

   Less - Accumulated Depreciation and Amortization                                                877,000
----------------------------------------------------------------------------------------     --------------
                                                                                                 1,199,000
========================================================================================     ==============

Intangible Assets and Goodwill, Net (Note 2)                                                       272,000
========================================================================================     ==============
     Total Assets                                                                          $     5,643,000
========================================================================================     ==============
LIABILITIES & SHAREHOLDERS' EQUITY

Current Liabilities:

   Accounts Payable                                                                        $       961,000
   Accrued Expenses                                                                                364,000
   Borrowings Under Line of Credit (Note 4)                                                      1,276,000
   Current Portion of Long-Term Debt (Note 5)                                                       40,000
----------------------------------------------------------------------------------------     --------------
Total Current Liabilities                                                                        2,641,000
----------------------------------------------------------------------------------------     --------------
Other Liabilities:

   Notes Payable - Shareholders (Note 5)                                                           872,000
   Long-Term Debt, Less Current Portion (Note 5)                                                   549,000
========================================================================================     ==============
     Total Liabilities                                                                           4,062,000
========================================================================================     ==============
Commitments and Contingencies (Notes 10 and 11)
========================================================================================     ==============
Shareholders' Equity:

   Preferred Shares, $1 Par Value - 500,000 Shares Authorized;
        None Issued and Outstanding                                                              ---------
   Common Shares, $1 Par Value - 5,000,000 Shares Authorized;
        2,025,899 Issued and Outstanding                                                         2,026,000
   Additional Paid-in Capital                                                                    4,584,000
   Accumulated Deficit                                                                          (5,029,000)
========================================================================================     ==============
     Total Shareholders' Equity                                                                  1,581,000
========================================================================================     ==============
     Total Liabilities and Shareholders' Equity                                            $     5,643,000
========================================================================================     ==============

The accompanying notes to consolidated financial statements are an integral part of this balance sheet.

--------------------------------------------------------------------------------

                                     f o u r

                                                                                         Star Struck, Ltd.

-------------------------------------------------------------------------------------------------------------
Consolidated Statements of Operations
-------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------    -------------       ---------------
   For the years ended December 31,                                               2001                2000
----------------------------------------------------------------------    -------------       ---------------
   NET SALES                                                            $   10,126,000      $   10,536,000
     Cost of Sales                                                           4,644,000           5,457,000
----------------------------------------------------------------------    -------------       ---------------
        Gross Profit on Sales                                                5,482,000           5,079,000
----------------------------------------------------------------------    -------------       ---------------
   OPERATING EXPENSES

     Selling, General and Administrative                                     4,576,000           5,233,000
     Depreciation and Amortization                                             419,000             401,000
----------------------------------------------------------------------    -------------       ---------------
   Total Operating Expenses                                                  4,995,000           5,634,000
----------------------------------------------------------------------    -------------       ---------------
        Operating Income (Loss)                                                487,000            (555,000)
----------------------------------------------------------------------    -------------       ---------------
   OTHER INCOME (EXPENSE)

     Interest Expense, net                                                    (334,000)           (332,000)
----------------------------------------------------------------------    -------------       ---------------
        Income (Loss) from Continuing Operations Before Income Taxes           153,000            (887,000)
     Provision for Income Taxes (Note 6)                                    ----------          ----------
----------------------------------------------------------------------    -------------       ---------------
        Income (Loss) from Continuing Operations                               153,000            (887,000)
----------------------------------------------------------------------    -------------       ---------------
        (Loss) Income from Discontinued Operations                             (60,000)             62,000
----------------------------------------------------------------------    -------------       ---------------
          Net Income (Loss)                                             $       93,000      $     (825,000)
----------------------------------------------------------------------    -------------       ---------------
   INCOME (LOSS) PER COMMON SHARE (Note 1)

     Basic and Diluted:
     Income (Loss) per Common Share

        Income (Loss) from Continuing Operations                        $          .08      $         (.44)
----------------------------------------------------------------------    -------------       ---------------
        (Loss) Income From Discontinued Operations                                (.03)                .03
----------------------------------------------------------------------    -------------       ---------------
     Net Income (Loss) per Common Share                                 $          .05      $         (.41)
----------------------------------------------------------------------    -------------       ---------------
   WEIGHTED AVERAGE NUMBER OF COMMON SHARES

        Basic and Diluted                                                    2,026,000           2,026,000
----------------------------------------------------------------------    -------------       ---------------

The accompanying notes to consolidated financial statements are an integral part of these statements.

--------------------------------------------------------------------------------

                                     f i v e

                                                                       Star Struck, Ltd.

------------------------------------------------------------------------------------------
Consolidated Statements of Shareholders' Equity
------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------

----------------------------------------                  -----------         ------------
For the years ended December 31,                                2001                2000
----------------------------------------                  -----------         ------------
COMMON SHARES

   Balance at beginning of year                        $   2,026,000       $   2,026,000
   Changes during year                                     ---------           ---------
========================================                  ===========         ============
Balance at End of Year                                 $   2,026,000       $   2,026,000
========================================                  ===========         ============
ADDITIONAL PAID-IN CAPITAL

   Balance at beginning of year                        $   4,584,000       $   4,344,000
   Changes during year                                     ---------             240,000
========================================                  ===========         ============
Balance at End of Year                                 $   4,584,000       $   4,584,000
========================================                  ===========         ============
ACCUMULATED DEFICIT

   Balance at beginning of year                        $  (5,122,000)      $  (4,297,000)
   Net Income (Loss)                                          93,000            (825,000)
========================================                  ===========         ============
Balance at End of Year                                 $  (5,029,000)      $  (5,122,000)
========================================                  ===========         ============

The accompanying notes to consolidated financial statements are an integral part of these statements.

--------------------------------------------------------------------------------

                                      s i x

                                                                                        Star Struck, Ltd.

----------------------------------------------------------------------------------------------------------
Consolidated Statements of Cash Flows
----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------

------------------------------------------------------------------        -----------         ------------
For the years ended December 31,                                                2001                2000
------------------------------------------------------------------        -----------         ------------
CASH FLOWS FROM OPERATING ACTIVITIES

   Net Income (Loss)                                                    $     93,000        $    (825,000)
   Adjustments to Reconcile Net Income (Loss)
     to Net Cash Provided By (Used In) Operating Activities:
        Depreciation and Amortization                                        419,000              401,000
        Amortization of Debt Discount                                         80,000               32,000
        Loss (Income) from Discontinued Operations                            60,000              (62,000)
        Changes in Operating Assets and Liabilities:
          Accounts Receivable                                               (221,000)              83,000
          Inventories                                                        129,000              864,000
          Prepaid Expenses and Other Current Assets                          (92,000)            (181,000)
          Accounts Payable                                                    (1,000)            (160,000)
          Accrued Expenses                                                   138,000             (574,000)
          Deferred Contract Fees                                             (37,000)            (221,000)
------------------------------------------------------------------        -----------         ------------
Total Adjustments                                                            475,000              182,000
------------------------------------------------------------------        -----------         ------------
Net Cash Provided By (Used In) Operating Activities                          568,000             (643,000)
==================================================================        ===========         ============
CASH FLOWS FROM INVESTING ACTIVITIES

   Purchases of Machinery and Equipment                                      (62,000)             (47,000)
==================================================================        ===========         ============
Net Cash Used In Investing Activities                                        (62,000)             (47,000)
==================================================================        ===========         ============
CASH FLOWS FROM FINANCING ACTIVITIES

   Proceeds from Note Payable - Officer                                       42,000               42,000
   Payments on Note Payable - Officer                                        (84,000)          ----------
   Net (Payments on) Proceeds from Line of Credit                           (370,000)              34,000
   Proceeds from Notes Payable-Shareholders                               ----------            1,000,000
   Payments on Long-Term Debt                                                (69,000)            (141,000)
==================================================================        ===========         ============
Net Cash (Used In) Provided By Financing Activities                         (481,000)             935,000
==================================================================        ===========         ============
Net Cash Used in Discontinued Operations                                     (40,000)            (223,000)
==================================================================        ===========         ============
Net (Decrease) Increase in Cash                                              (15,000)              22,000
==================================================================        ===========         ============
Cash at Beginning of Year                                                     78,000               56,000
==================================================================        ===========         ============
Cash at End of Year                                                     $     63,000        $      78,000
==================================================================        ===========         ============
Supplemental Disclosure of Cash Flow Information
   Cash paid for Interest                                               $    148,000        $     101,000
==================================================================        ===========         ============
Non-Cash Investing and Financing Activities

   Equipment acquired with long-term debt                                     42,000           ----------
==================================================================        ===========         ============

The accompanying notes to consolidated financial statements are an integral part of these statements.

--------------------------------------------------------------------------------

                                   s e v e n

                                                               Star Struck, Ltd.

--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1. Summary of Significant Accounting Policies:
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Business and Organization
--------------------------------------------------------------------------------

Star Struck,Ltd.("SSL") is a holding company whose 100% owned operating subsidiary Star Struck, Inc. ("SSI") is primarily engaged in the distribution of watch batteries and related products, and sports apparel. SSL's principal executive offices are located in Larchmont, New York.

In 2001, SSI formed a subsidiary, Star Struck/ProTeam, Inc. ("SSPT"), for the purpose of operating SSI's sports apparel segment and acquiring certain assets of ProTeam.com,Inc.(ProTeam)

--------------------------------------------------------------------------------
Acquisition
--------------------------------------------------------------------------------

On January 7, 2002, SSI transferred its sports apparel business, including its sports apparel inventory,to its newly formed subsidiary, SSPT. On that same date, SSPT acquired from ProTeam, its sports apparel business, including its sports apparel inventory and a related customer list. In consideration of these transfers, SSI received eighty-percent of the shares of SSPT, and ProTeam received twenty-percent of the shares of SSPT,a payment of $300,000 and a $200,000 promissory note due January 31,2002.The amount of consideration paid to ProTeam was determined through arms length negotiations. SSPT intends to continue using the assets acquired in the sports apparel distribution business.

--------------------------------------------------------------------------------
Principles of Consolidation
--------------------------------------------------------------------------------

The consolidated financial statements include the accounts of SSL, SSI and RCM,Inc.("RCM") (collectively the "Company"). RCM business is accounted for as a discontinued operation (See Note 7). All intercompany balances and transactions have been eliminated.

--------------------------------------------------------------------------------
Use of Estimates
--------------------------------------------------------------------------------

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts and disclosures in the consolidated financial statements. Actual results could differ from those estimates.

--------------------------------------------------------------------------------
Reclassifications
--------------------------------------------------------------------------------

Certain prior year amounts have been reclassified to conform with the current year presentation.

--------------------------------------------------------------------------------
Cash and Cash Equivalents
--------------------------------------------------------------------------------

The Company considers all highly liquid instruments with an original maturity of three months or less to be cash equivalents. At December 31, 2001, the Company had no cash equivalents.

--------------------------------------------------------------------------------
Inventories
--------------------------------------------------------------------------------

Inventories, with the exception of gold, are stated at the lower of cost (first-in, first-out) or market. Gold inventory (approximately $71,000 at December 31, 2001) is valued at market. Inventories consist principally of finished goods.

--------------------------------------------------------------------------------
Property, Plant and Equipment
--------------------------------------------------------------------------------

Property, plant and equipment are stated at cost. Depreciation is provided for using the straight-line method for financial reporting and an accelerated method for income tax purposes. Estimated useful lives are as follows:

   Assets                                        Life
   ------                                        ----

   Office Equipment                         5-7 Years
   Machinery and Equipment                    7 Years
   Building and Improvements            31.5-39 Years

 Depreciation expense for the years ended December 31,2001 and 2000 was $142,000 and $147,000, respectively.

 Repair and maintenance costs are expensed as incurred. Expenditures which substantially increase the useful lives of the related assets are capitalized. Upon retirement or other disposition of property, the cost and related depreciation or amortization are removed from the accounts. Gains and losses on such retirements are included in income.

--------------------------------------------------------------------------------
 Income Taxes
--------------------------------------------------------------------------------

Income taxes have been provided using the liability method in accordance with SFAS No. 109,"Accounting for Income Taxes."

--------------------------------------------------------------------------------
Advertising Costs
--------------------------------------------------------------------------------

The Company expenses the costs of advertising at the initial time of advertisement,except for those costs related to direct response advertising through catalog mailings. Direct response advertising costs,consisting primarily of catalog preparation,paper and printing, are capitalized. Such costs are amortized over the period following the mailing of the catalog during which the benefits are expected,which is generally less than one year.Capitalized advertising costs included in prepaid expenses and other current assets totaled $528,000 at December 31, 2001. Advertising expense was $850,000 and $1,005,000 for 2001 and 2000, respectively, and is included in selling, general and administrative expenses in the consolidated statements of operations.

--------------------------------------------------------------------------------
Fair Value of Financial Instruments
--------------------------------------------------------------------------------

The fair value of long-term debt outstanding is estimated by discounting the future cash flows using the current rates offered by lenders for similar borrowings with similar credit ratings. The fair value of long-term debt approximates its carrying value. The carrying amounts of cash, accounts receivable, accounts payable and the line-of-credit approximate their fair value due to the short term nature of these instruments.

--------------------------------------------------------------------------------
Income/(Loss) Per Common Share
--------------------------------------------------------------------------------

In accordance with SFAS No.128,net earnings/(loss) per common share amounts ("basic EPS") are computed by dividing net earnings/(loss) by the weighted average number of common shares outstanding and exclude any potential dilution. Net earnings/(loss) per common share amounts assuming dilution ("diluted EPS") are computed by reflecting potential dilution from the exercise of stock options. Common equivalent shares have been excluded from the computation of diluted EPS as their effect is antidilutive.

--------------------------------------------------------------------------------
Revenue Recognition
--------------------------------------------------------------------------------

Revenue is recognized upon shipment of merchandise to customers net of applicable provisions for discounts and allowances for returns based on Company estimates.

In December 1999, the Securities and Exchange Commission ("SEC") released Staff Accounting Bulletin No. 101 ("SAB 101"), which provides guidance on the recognition, presentation and disclosure of revenue in financial statements filed with the SEC. The Company adopted the provisions of SAB 101 during the year ended December 31,2000,which did not result in a change in the Company's financial condition or results of operations.

--------------------------------------------------------------------------------

                                    e i g h t

                                                               Star Struck, Ltd.

--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements, Continued
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Goodwill
--------------------------------------------------------------------------------

Goodwill is being amortized on a straight-line basis over estimated useful lives ranging from fifteen to forty years. Subsequent to its acquisitions, the Company continually evaluates whether later events and circumstances have occurred that indicate the remaining estimated useful life of goodwill may warrant revision or that the remaining balance of goodwill may not be recover-able.When factors indicate that goodwill should be evaluated for possible impairment, the Company uses an estimate of the related business segment's undiscounted net income over the remaining life of the goodwill in measuring whether the goodwill is recoverable.

--------------------------------------------------------------------------------
Stock Options
--------------------------------------------------------------------------------

The Company accounts for stock options in accordance with Statement of Financial Accounting Standards (SFAS) No. 123, "Accounting for Stock-Based Compensation", which establishes a fair value based method of accounting for an employee stock option or similar equity instrument. SFAS No. 123 gives entities a choice of recognizing related compensation expense by adopting the fair value method or to measure compensation using the intrinsic value approach under Accounting Principles Board (APB) Opinion No.25,the former standard. If the former standard for measurement is elected, SFAS No. 123 requires supplemental disclosure to show the effects of using the new measurement criteria. The Company uses the measurement prescribed by APB Opinion No. 25 (See Note 3).

--------------------------------------------------------------------------------
Comprehensive Income
--------------------------------------------------------------------------------

The Company complies with the provisions of SFAS No. 130, "Reporting Comprehensive Income,"which requires companies to report all changes in equity during a period, except those resulting from investment by owners and distributions to owners, for the period in which they are recognized. Comprehensive income is the total of net income and all other nonowner changes in equity (or other comprehensive income) such as unrealized gains or losses on securities classified as available-for-sale, foreign currency translation adjustments and minimum pension liability adjust-ments.Comprehensive and other comprehensive income must be reported on the face of annual financial statements. The Company's operations did not give rise to any material items includable in comprehensive income which were not already in net income for the years ended December 31, 2001 and 2000. Accordingly, the Company's comprehensive income is the same as its net income for all periods presented.

--------------------------------------------------------------------------------
Recent Accounting Pronouncements
--------------------------------------------------------------------------------

In August 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"),which replaces SFAS no.121,"Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of". The accounting model for long-lived assets to be disposed of by sale applies to all long lived assets, including discontinued operations, and replaces the provisions of APB Opinion No. 30, "Reporting Results of Operations - Reporting the Effects of Disposal of a Segment of a Business", for the disposal of segments of a business. SFAS 144 establishes a single accounting model for long-lived assets to be disposed of by sale and resolves significant implementation issues relating to impairment of long-lived assets to be held and used or disposed of other than by sale. SFAS 144 requires that those long-lived assets to be disposed of by sale be measured at the lower of the carrying amount or fair value less cost to sell, whether reported in continuing operations or in discontinued operations. Therefore, discontinued operations will no longer be measured at net realizable value or include amounts for operating losses that have not yet occurred. SFAS 144 is effective for fiscal years beginning after December 15, 2001 and, generally, is to be applied prospectively. The Company does not believe that adoption of SFAS 144 will have a material impact on its consolidated financial statements.

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"). SFAS 143 requires entities to recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset at the discounted value of the asset retirement obligation. SFAS 143 is effective for fiscal years beginning after June 15, 2002, with earlier application encouraged. The Company does not believe that adoption of SFAS 143 will have a material impact on its consolidated financial statements.

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"). SFAS 142 requires goodwill and certain intangible assets with indefinite useful lives to be subject to an annual review for impairment, and written off when impaired, rather than being amortized as previous standards required.SFAS 142 is effective for fiscal years beginning after December 15, 2001. The Company is currently assessing the impact of SFAS 142 on its operating results and financial condition.

In June, 2001, the FASB issued Statement of Financial Accounting Standards No.141, "Business Combinations" ("SFAS 141"). SFAS 141 changes the accounting for business combinations by, among other things, prohibiting the prospective use of pooling-of-interests accounting. SFAS 141 is effective for all business combinations consummated after June 30, 2001. The adoption of SFAS 141 did not have a material effect on the Company's operating results or financial condition.

In June 2000,the FASB issued SFAS No.138,"Accounting for Certain Derivative Instruments and Certain Hedging Activities," which amends the accounting and reporting standards of SFAS No. 133. SFAS No. 133 was previously amended by SFAS No. 137, which deferred the effective date of SFAS No. 133 to fiscal years commencing after June 15,2000. The statement establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded on the balance sheet as either an asset or liability and be measured at its fair value. Additionally, any changes in the derivative's fair value are to be recognized currently in earnings, unless specific hedge accounting criteria are met. The Company's adoption of SFAS 138 had no material impact on the Company's consolidated financial statements.

--------------------------------------------------------------------------------
2. Intangible Assets and Goodwill
--------------------------------------------------------------------------------

Major components of intangible assets and goodwill are as follows:

--------------------------------------------       --------------     ---------
                                                    Amortization
Amounts in thousands                               Period (Years)        2001
--------------------------------------------       --------------     ---------
Non-compete agreements                                       7-10    $    981
Goodwill                                                    15-40         256
Deferred contract & other fees                            2-7 1/2         378
--------------------------------------------       --------------     ---------
                                                                        1,615
Accumulated amortization                                                1,343
--------------------------------------------       --------------     =========
                                                                     $    272
                                                                      =========

--------------------------------------------------------------------------------

                                     n i n e

                                                               Star Struck, Ltd.

--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements, Continued
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
3. Stock Options
--------------------------------------------------------------------------------

The 1992 Incentive Stock Option Plan of the Company is a qualified plan which reserved 100,000 shares of the Company's unissued common stock for issuance to officers and salaried employees at option prices not less than 100% of the fair market value on the date of grant. Options are exercisable one year after the date of grant and expire five years from the date of grant.

After a one year waiting period, forty percent of the options granted may be exercised in the second year, and twenty percent in each of the next three years.

No options were granted in 2001 and 2000. Therefore,the Company's proforma net income (loss) and EPS determined in accordance with SFAS 123 are the same as the reported amounts.

Transactions under the Incentive Stock Option Plan during 2001 and 2000 were as follows:

Years ended December 31,                                            2001                 2000
                                                           -------------------   -------------------
                                                                     Weighted             Weighted
                                                                     Average              Average
                                                                     Exercise             Exercise
                                                             Shares  Price        Shares  Price
------------------------------------------------------     -------------------   -------------------
Options outstanding at beginning of year                        2,700    4.63        3,200   4.63

Granted                                                           ---     ---          ---    ---

Exercised                                                         ---     ---          ---    ---

Terminated/Expired                                             (2,700)   4.63         (500)  4.63
                                                              -------                -----

Options outstanding at end of year                                ---     ---        2,700   4.63
                                                                                     =====   ====

Exercisable at end of year                                        ---     ---        2,700   4.63
                                                                                     =====   ====
Weighted average fair value of
options granted                                                           ---                 ---

Shares available for future grant                             100,000               97,300
------------------------------------------------------     -------------------   -------------------

--------------------------------------------------------------------------------
4. Borrowings Under Line of Credit
--------------------------------------------------------------------------------

The Company has a $1,500,000 line of credit agreement with one of its banks, as amended. Availability under this line is based on the Borrowing Base, as defined in the agreement with the bank. The amount available under the Borrowing Base was approximately $58,000 at December 31, 2001. This agreement extends through April 2002 and bears interest at the prime rate plus one percent (5.5% at December 31, 2001). The Company's accounts receivable and a portion of its inventory have been pledged as collateral for this line of credit. The agreement contains certain financial covenants, including the requirement for the Company to maintain a minimum tangible net worth. The Company did not comply with the minimum tangible net worth covenant at December 31,2001 and was in default of the line of credit agreement. The Company is currently negotiating the extension of the current agreement,as well as a new agreement. As of December 31, 2001, the Company had $1,276,000 outstanding under this line of credit, all of which is included in current liabilities on the accompanying consolidated balance sheet.

--------------------------------------------------------------------------------
5. Long-Term Debt
--------------------------------------------------------------------------------

The Company's outstanding long-term debt as of December 31, 2001 is summarized as follows:

---------------------------------------------------------------     ------------
                                                                           2001
---------------------------------------------------------------     ------------
Variable rate mortgage payable, due in monthly installments
to 2003; the current annual rate is 5.5%. The Company's
building has been pledged as collateral.                              $ 543,000

..9% promissory note payable, due in monthly
installments through 2002.                                                4,000

21.89% promissory note payable due in monthly
installments through 2005.                                               12,000

12.37% promissory note payable due in monthly
installments through 2004.                                               30,000
---------------------------------------------------------------     ------------
                                                                        589,000
---------------------------------------------------------------     ------------
Less Current Portion                                                     40,000
---------------------------------------------------------------     ------------
                                                                      $ 549,000
---------------------------------------------------------------     ------------

The Company is in default of its mortgage note as of December 31, 2001. In February 2002, the Company obtained a firm commitment from a bank to refinance the existing mortgage note. The new agreement will be a fifteen-year mortgage note with a fixed interest rate of 7.95%.

Scheduled maturities of all long-term debt instruments revised, as applicable, to reflect the payment terms of the fifteen-year mortgage note at December 31, 2001 are as follows:

          2002                  $ 40,000
          2003                    34,000
          2004                    37,000
          2005                    28,000
          2006                    27,000
          Thereafter             423,000
                               ---------
                               $ 589,000
                               ---------

In August 2000, the Company entered into promissory notes, (the "Notes") with three of the Company's shareholders, two of which are members of the Company's management, for an aggregate of $1,000,000. Each note bears interest at 10%, due quarterly, and the principal amount matures in August 2003. In connection with these loans, the Company issued warrants for the purchase of 500,000 shares of the Company's common stock at an exercise price of $1.50 per share, exercisable through July 31,2005.

The fair value of these warrants of $240,000 has been recorded as original issue discount,resulting in a reduction in the carrying value of this debt.

The original issue discount will be amortized into interest expense over the period of the debt. For the years ended December 31, 2001 and 2000, $80,000 and $32,000, respectively, has been accreted and is included in interest expense in the accompanying consolidated statements of operations. These notes are subordinate to the Company's borrowings under the line of credit.

Interest expense was $334,000 and $332,000 in 2001 and 2000, respectively. In 2001 and 2000, approximately $100,000 and $72,000, respectively, in interest expense related to the note payable to shareholders.

--------------------------------------------------------------------------------
6. Income Taxes
--------------------------------------------------------------------------------

The Company accounts for income taxes under FASB Statement No. 109, "Accounting for Income Taxes". Deferred income taxes reflect the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The Company's deferred tax provision consists of the following for the years ended December 31:

-----------------------------------------       -------            ---------
Amounts in thousands                              2001                2000
-----------------------------------------       -------            ---------
Net operating loss carryforward               $    114             $   (255)
Depreciation and amortization                      (22)                 (20)
Discount on debt                                   (38)                  --
Valuation allowance                                (54)                 275
-----------------------------------------       --------           ---------
                                              $     --             $     --
-----------------------------------------       --------           ---------

The components of the Company's deferred tax accounts as of December 31, 2001 are as follows:

-----------------------------------------                          ----------
Amounts in thousands                                                   2001
-----------------------------------------                          ----------
Net operating loss carryforward                                    $  1,904
Depreciation and amortization                                           158
Allowance for doubtful accounts                                          32
Discount on debt                                                         38
                                                                   ----------
                                                                      2,132

Valuation allowance                                                  (2,132)
-----------------------------------------                          ==========
                                                                   $     --
                                                                   ==========

--------------------------------------------------------------------------------

                                      t e n

                                                               Star Struck, Ltd.

--------------------------------------------------------------------------------
Notes to Consolidated Financial Statements, Continued
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Reconciliations between actual tax expense and the amount computed by applying the statutory U.S. Federal Income tax rate to income (loss) from continuing operations are as follows:

                                                                    2001                  2000
                                                             -------------------   --------------------
                                                                       % of                  % of
                                                                       Pre-Tax               Pre-Tax
Amounts in thousands                                          Amount   Income       Amount   Income
-------------------------------------------------------      -------------------   --------------------
Tax at statutory
     Federal Income tax rate                                 $  52       34.0%     $(302)      (34.0%)
Current year (utilization of) addition to
     Net Operating Loss                                        (52)      34.0        302        34.0
State and local taxes, and other                                --         --         --          --
-------------------------------------------------------      -------------------   --------------------
                                                             $  --         --      $  --          --
                                                             -------------------   --------------------

At December 31, 2001, for federal income tax reporting purposes, the Company had approximately $5,602,000 of net operating loss carryforwards. The tax operating loss carryforwards will begin expiring in 2005.

--------------------------------------------------------------------------------
7. Discontinued Operations
--------------------------------------------------------------------------------

In September 1999, the Company's 80% owned subsidiary, RCM, discontinued its operations. During 2001,a final settlement of outstanding issues was reached, resulting in a $60,000 loss from discontinued operations. During 2000, certain outstanding debts were forgiven, resulting in income from discontinued operations of $62,000.

--------------------------------------------------------------------------------
8. Business Segments
--------------------------------------------------------------------------------

The Company's continuing operations by business segment for the years ended December 31, 2001 and 2000 were as follows:

                          Battery &
                         Watch Strap      Sports Apparel
          2001           Distribution      Distribution           Total
--------------------------------------------------------------------------------
Net Sales               $   7,704,000     $   2,422,000      $   10,126,000

Operating Income (Loss)       796,000          (309,000)            487,000

Identifiable Assets                                               5,643,000

Depreciation
& Amortization                                                      419,000

Capital Expenditures                                                104,000



                          Battery &
                         Watch Strap      Sports Apparel
          2000           Distribution      Distribution           Total
--------------------------------------------------------------------------------
Net Sales               $   7,773,000     $   2,763,000      $   10,536,000

Operating Income (Loss)       (85,000)         (470,000)            555,000

Identifiable Assets                                               5,752,000

Depreciation
& Amortization                                                      401,000

Capital Expenditures                                                 47,000

The majority of the customers in the battery and watch strap distribution business segment are small retail jewelers nationwide. The sports apparel distribution line of business sells to consumers internationally.

--------------------------------------------------------------------------------
 9. Concentrations of Credit Risk
--------------------------------------------------------------------------------

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and trade accounts receivable.

--------------------------------------------------------------------------------
Cash
--------------------------------------------------------------------------------

The Company places its cash deposits with high quality credit institutions. The Company has cash balances on deposit with banks at December 31, 2001 that exceeded federal depository insurance limits by $102,000.

--------------------------------------------------------------------------------
Accounts Receivable
--------------------------------------------------------------------------------

The Company performs ongoing credit evaluations of its customers and generally does not require collateral. Allowances for potential credit losses are maintained and such losses have been within management's expectations. One customer comprised 72% of accounts receivable as of December 31, 2001. Total sales to individual customers who exceeded ten percent of net sales during the years ended December 31, 2001 and 2000 aggregated 43% and 35% (one customer), respectively. The Company currently has a sales contract with this major customer, which extends through July 2002. The Company expects that this contract will be renewed in 2002. The loss of this major customer could have a material adverse effect on the Company's business, results of operations and financial condition.

--------------------------------------------------------------------------------
10. Commitments
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Operating Leases
--------------------------------------------------------------------------------

The Company leases certain property and equipment under operating leases expiring on various dates through 2006. Total rent expense amounted to $124,000 and $133,000 in 2001 and 2000, respectively. Aggregate future minimum rent payments under the terms of non-cancelable leases as of December 31 are as follows:

               2002                              $ 42,000
               2003                                13,000
               2004                                 8,000
               2005                                 8,000
               2006                                 7,000
                                                   ------
                                                 $ 78,000
                                                   ------

--------------------------------------------------------------------------------
Royalty Agreement
--------------------------------------------------------------------------------

In November 2001, the Company entered into an agreement with the National Association of Professional Baseball Leagues, Inc., d/b/a Minor League Baseball ("NAPBL") to create a co-branded web site. As part of the agreement, NAPBL is to make $50,000 in total cash advance payments to the Company in exchange for a guaranteed e-commerce engine upgrade. The $35,000 advance received by the Company in 2001 is included in accrued expenses as of December 31, 2001.

The Company will pay NAPBL a royalty of 20% on the first $1.5 million of total retail sales arising from co-branded retail transactions and a royalty of 15% on the remaining total retail sales of all co-branded retail transactions over $1.5 million during the term of the agreement. The Company will also pay NAPBL a royalty of 5% on the total retail sales of all catalog and other retail transactions. The Company had no obligation for royalties in 2001. This agreement extends through December 31, 2006.

--------------------------------------------------------------------------------
11. Contingencies
--------------------------------------------------------------------------------

The Company has contingent liabilities with respect to litigation and claims arising in the ordinary course of business. In the opinion of management, such contingent liabilities are not likely to result in any losses that would have a material adverse effect on the Company's operating results or financial condition.

--------------------------------------------------------------------------------

                                                               Star Struck, Ltd.

--------------------------------------------------------------------------------
Management's Discussion and Analysis
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
2001
----
Net Sales
--------------------------------------------------------------------------------

                                                       Net Sales By Segment
                                               2001                         2000
Segment                                 Sales          % of Total     Sales       % of Total
-------                                 -----          ----------     -----       ----------
Battery & Watch Strap
Distribution                          7,704,000           76.08%    7,773,000        73.77%

Sports Apparel Distribution           2,422,000           23.92%    2,763,000        26.23%
                                    -----------                   ------------

Total Sales                          10,126,000                    10,536,000

Net sales for the Company in 2001 decreased 3.9% to $10,126,000 from $10,536,000 in 2000.

The Company's battery and watch strap sales were $7,704,000 in 2001. This is a decrease of $69,000, or 1%, from 2000's sales of $7,773,000. Decreases in sales of $148,000, and $517,000 in the first and second quarters, respectively, from 2000's sales for the same periods were offset by sales increases of $358,000 and $238,000 in the third and fourth quarters, respectively, from 2000's sales for these periods.

Sports apparel sales decreased $20,000, $15,000, $53,000 and $253,000 in the first, second, third and fourth quarters, respectively, from 2000's sales for these periods, to show an overall decrease in sports apparel sales of $341,000, or 12.3%.

--------------------------------------------------------------------------------
Gross Profit
--------------------------------------------------------------------------------

Gross profit increased to 54.1% in 2001 from 48.2% in 2000. This increase can be attributable to higher margins on battery sales achieved through new purchasing methods in 2001 and an inventory write-off in 2000.

--------------------------------------------------------------------------------
Selling, General and Administrative Expenses
--------------------------------------------------------------------------------

Selling, general and administrative expenses, as a percentage of net sales, decreased to 45.2% in 2001 compared with 49.7% in 2000 for the Company. This is due to a decrease in advertising and salary expenditures.

--------------------------------------------------------------------------------
Operating Income/(Loss)
--------------------------------------------------------------------------------

                Operating Income/(Loss) by Segment

                                             2001                 2000
                                           Operating            Operating
Segment                                  Income/(Loss)            Loss
-------                                  -------------            ----

Battery & Watch Strap
Distribution                               796,000             (85,000)

Sports Apparel Distribution               (309,000)           (470,000)
                                         ----------          ----------

Total Operating Income/(Loss)              487,000            (555,000)

Results from operations increased by $1,042,000 from 2000's loss of ($555,000) to show a profit of $487,000 in 2001.

Operating profit in the battery and watch strap segment increased by $881,000 from 2000's operating loss of ($85,000) to show an operating profit of $796,000.The sports apparel loss decreased by $161,000 from 2000's operating loss of ($470,000), for an operating loss of ($309,000).

--------------------------------------------------------------------------------
Interest Expense
--------------------------------------------------------------------------------

Net interest expense was $334,000 in 2001 versus $332,000 in 2000. Approximately $109,000 in interest expense related to borrowings on the Company's outstanding line of credit compared to $189,000 in 2000. Interest on notes payable totaled approximately $45,000 in 2001 compared to $61,000 in 2000. Interest expense for notes payable to shareholders totaled $180,000 and $72,000 in 2001 and 2000, respectively. Included in this amount is $80,000 and $32,000 of amortized debt discount in 2001 and 2000, respectively.

--------------------------------------------------------------------------------
Net Income/(Loss)
--------------------------------------------------------------------------------

The Company showed net income of $93,000,or $0.05 per share in 2001 compared to a net loss of ($825,000), or ($0.41) per share in 2000. Results from continuing operations increased $1,040,000, generating income of $153,000, or $0.08 per share in 2001, as compared to a loss from continuing operations of ($887,000), or ($0.44) per share in 2000.

--------------------------------------------------------------------------------
Acquisition
--------------------------------------------------------------------------------

In 2001, the Company formed a subsidiary, Star Struck/ProTeam, Inc. ("SSPT"), for the purpose of operating the Company's sports apparel segment and acquiring certain assets of ProTeam.com, Inc. (ProTeam).

On January 7, 2002, the Company transferred its sports apparel business,including its sports apparel inventory, to its newly formed subsidiary, SSPT. On that same date, SSPT acquired from ProTeam, its sports apparel business, including its sports apparel inventory and a related customer list. In consideration of these transfers, SSI received eighty-percent of the shares of SSPT, and ProTeam received twenty-percent of the shares of SSPT, a payment of $300,000 and a $200,000 promissory note due January 31, 2002. The amount of consideration paid to ProTeam was determined through arm's length negotiations. SSPT intends to continue using the assets acquired in the sports apparel distribution business.

--------------------------------------------------------------------------------

                                   t w e l v e

                                                               Star Struck, Ltd.

--------------------------------------------------------------------------------
Management's Discussion and Analysis
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
2000
----
Net Sales
--------------------------------------------------------------------------------

Net sales for the Company in 2000 decreased 8.9% to $10,536,000 from $11,568,000 in 1999.

The Company's battery and watch strap sales were $7,773,000 in 2000. This is a decrease of $1,375,000,or 15.0%,from 1999's sales of $9,148,000. Decreases in sales of $83,000, $1,013,000 and $383,000 in the first,third,and fourth quarters,respectively,from 1999's sales for the same periods were offset by a second quarter sales increase of $104,000 from 1999's sales for this period.

SSI's sports apparel sales were $2,763,000 in 2000. This is an increase of $343,000,or 14.2%,over 1999's sales of $2,420,000. Sales increased by $88,000 and $62,000 in the first and second quarters, respectively, from 1999's sales for these periods. The third and fourth quarters'sales increased $31,000 and $162,000,respectively, over 1999's sales for the same periods.

--------------------------------------------------------------------------------
Gross Profit
--------------------------------------------------------------------------------

Gross profit decreased to 48.2% in 2000 from 50.6% in 1999. This decrease can be attributable to inventory write down of approximately $320,000, primarily related to watch strap inventory, which offset the higher gross margin associated with increased sports apparel sales. While sports apparel sales accounted for only 20.9% of the Company's total sales in 1999,in 2000 they comprised 26.2% of the Company's total sales.

--------------------------------------------------------------------------------
Selling, General and Administrative Expenses
--------------------------------------------------------------------------------

Selling, general and administrative expenses, as a percentage of sales,increased to 49.7% in 2000 compared with 49.0% in 1999 for the Company.

--------------------------------------------------------------------------------
Operating Income/(Loss)
--------------------------------------------------------------------------------

Operating loss increased by $399,000 from 1999's loss of ($156,000) to a loss of ($555,000) in 2000.

Operating loss in the battery and watch strap segment increased by $45,000 from 1999's operating loss of ($40,000) to show an operating loss of ($85,000). The sports apparel loss increased by $354,000 from 1999's operating loss of ($116,000), generating an operating loss of ($470,000).

--------------------------------------------------------------------------------
Interest Expense
--------------------------------------------------------------------------------

Net interest expense was $332,000 in 2000 versus $230,000 in 1999. Approximately $189,000 in interest expense related to the borrowing on the Company's outstanding line of credit compared to $153,000 in 1999. Interest on a mortgage totaled approximately $61,000 in 2000. In 2000,approximately $72,000 in interest expense related to the notes payable to shareholders.

--------------------------------------------------------------------------------
Net Income/(Loss)
--------------------------------------------------------------------------------

The Company showed a net loss of ($825,000),or (41 cents) per share in 2000 compared to a net loss of ($959,000), or (47 cents) per share in 1999. Loss from continuing operations increased $501,000,generating a loss of ($887,000), or (44 cents) per share in 2000, as compared to a loss from continuing operations of ($386,000),or (19 cents) per share in 1999.

--------------------------------------------------------------------------------
Liquidity and Capital Resources
--------------------------------------------------------------------------------

Cash provided by operating activities of $568,000 was offset by cash used in investing activities, financing activities and discontinued operations of $62,000, $481,000, and $40,000, respectively, resulting in an overall decrease in cash of $15,000 for 2001. Accounts receivable increased $221,000, or 23.9%, in 2001 from 2000's balance. Inventory decreased $129,000, or 5.2%, in 2001 from that of 2000. During 2001, the Company repaid $69,000 of its outstanding long-term debt, $84,000 on its note payable to an officer, and $370,000 on its line of credit.

The Company has a $1,500,000 line of credit agreement with one of its banks, as amended. Availability under this line is based on the Borrowing Base, as defined in the agreement with the bank. The amount available under the Borrowing Base was approximately $58,000 at December 31, 2001. This agreement extends through April 2002 and bears interest at the prime rate plus one percent (5.5% at December 31, 2001). The Company's accounts receivable and a portion of its inventory have been pledged as collateral for this line credit. The agreement contains certain financial covenants, including the requirement for the Company to maintain a minimum tangible net worth. The Company did not comply with this covenant at December 31, 2001 and was in default of the line of credit agreement.The Company is currently negotiating the extension of the current agreement, as well as a new agreement. As of December 31, 2001, the Company had $1,276,000 outstanding under this line of credit, all of which is included in current liabilities on the accompanying consolidated balance sheet. The Company believes it has adequate financing sources available to conduct and continue its business and to repay the portion of the long-term debt and notes payable to shareholders due in 2002.

The Company is in default of its mortgage note as of December 31, 2001. In February 2002, the Company obtained a firm commitment from a bank to refinance the existing mortgage note. The new agreement will be a fifteen-year mortgage note with a fixed interest rate of 7.95%.

--------------------------------------------------------------------------------

                                 t h i r t e e n

                                                               Star Struck, Ltd.

--------------------------------------------------------------------------------
Shareholder Information
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Market and Dividend Information

The following table shows the quarterly per share sales price ranges of the Company's common stock on the American Stock Exchange for 2001 and 2000. No dividends were paid during this period. On March 13, 2002 there were 2,025,899 shares of common stock outstanding.


                            ------------------------  ------------------------
                                      2001                      2000
--------------------        ----------- ------------  ----------- ------------

                                  High          Low         High          Low

First Quarter               $    1.310   $    0.800   $    4.500   $    3.000

Second Quarter                   1.100        0.700        3.125        1.813

Third Quarter                    1.000        0.750        1.938        1.440

Fourth Quarter                   1.000        0.800        2.000        1.250


Annual Meeting

The Annual Meeting of Shareholders of Star Struck, Ltd. will be held on May 7, 2002.

Availability of Form 10-KSB

A copy of Star Struck, Ltd.'s 2001 Annual Report to the Securities and Exchange Commission Form 10-KSB will be furnished without charge to shareholders upon written request to the Corporate Secretary.

Capital Stock Listing

American Stock Exchange
Symbol: KAP

Transfer Agent and Registrar

Computershare Investor Services, Chicago

Auditors

DiSanto Bertoline & Company, PC, Glastonbury, CT

--------------------------------------------------------------------------------

                                 f o u r t e e n

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



                                       Arthur Salzfass
                                       Director; President, Rutledge Books, Inc.



                                       Keith Sessler
                                       Vice President and Director



                                       Michael J. Sweedler
                                       Director; Partner, Darby and Darby, P.C.







--------------------------------------------------------------------------------

                                  f i f t e e n

                                Star Struck, Ltd.
--------------------------------------------------------------------------------
                               1865 Palmer Avenue
                              Larchmont, NY 10538